10/23

03032960

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sons of Gwalia Ltd

*CURRENT ADDRESS

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1039 FISCAL YEAR 6-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dw

DAT: 10/29/03

**Sons of Gwalia Ltd**
**ACN 008 994 287**



GWALIA

AR/S
6-30-03

# DIRECTORS' REPORT
# &
# FINANCIAL STATEMENTS

## AS AT 30 JUNE 2003

# Index

The Directors present their report on the consolidated accounts for the year ended 30 June 2003 made in accordance with a resolution of the Board.

## DIRECTORS

The names and details of the Directors of the Company in office during the financial year and at the date of this report are as follows. Directors were in office for this entire period unless otherwise stated.

### *P K Lalor, LL.B (Executive Chairman)*

Mr Lalor joined the Company as Managing Director when it was formed in 1982 and was appointed Executive Chairman in April 1997. Mr Lalor is a law graduate from the University of Western Australia and practised in Perth prior to starting Sons of Gwalia with his brother Chris, in 1982. He is a member of the Audit and Risk Management Committee, Compensation and Remuneration Committee and Board Nomination Committee.

He has significant legal and commercial experience and has been actively involved in Perth's business and industry sectors for many years.

Mr Lalor has served as the President of the Chamber of Minerals & Energy of Western Australia (Inc) and Vice-President of the Minerals Council of Australia in Canberra. He was previously a Director of the London-based World Gold Council and is a member of the Board of Directors of Gold Corporation. Mr Lalor is currently a member of the Premier's Science Council, a significant election initiative of the Western Australian Government. He is also a member of the WA Government's State Development Forum.

### *C J Lalor, LL.B (Executive Director)*

Mr Lalor was a founding Director of the Company when it was formed in 1982 and subsequently listed on the Australian Stock Exchange in 1983. He is a Director of Pacific Wildcat Resources Corporation, a company listed on the Canadian Exchange. Mr Lalor is a member of the Safety, Health and Environment Committee.

Mr Lalor is a graduate in law at the University of Western Australia and practiced in Kalgoorlie, Western Australia for many years prior to participating in the formation of the Company in 1982 and has over 30 years' experience in Mining and Corporate Law and has been Executive Director, Legal and Commercial of the Company for many years.

He is a Director of the National Stroke Foundation and the Malcolm Sargent Cancer Fund for Children. He is also Chairman of the Leonora Gwalia Historical Museum Ltd and sits on the Advisory Board of the College of Law at the University of Notre Dame Australia.

### *T A Lang, FCA (Independent, Non-Executive Director)*

Mr Lang is the Chairman of the Audit and Risk Management and the Compensation and Remuneration Committees and a member of the Board Nomination Committee.

Mr Lang was appointed as a Non-Executive Director of Sons of Gwalia in November 1998. He is a Chartered Accountant who was senior partner in the Perth Office of Deloitte Touche Tohmatsu until his retirement from the firm in 1990. He is Chairman of both the Construction Industry Long Service Leave Board of Western Australia and Service Finance Corporation Ltd.

### *Professor M R Richmond, BSc (Hons), BComm (Independent, Non-Executive Director)*

Professor Richmond is the Chairman of the Safety, Health and Environment Committee.

Professor Richmond was appointed as a Non-Executive Director of Sons of Gwalia in August 2000. Professor Richmond spent 30 years with the Rio Tinto Group, and immediately prior to his retirement was the Managing Director Development of Hamersley Iron Pty Limited, Deputy Chairman of the Australian Minerals Research Council, Vice President of the WA Chamber of Minerals and Energy, Non-Executive Director of Amdel Limited and Hismelt Corporation and Chairman of the Resources Institute of Western Australia. Currently he holds a number of other posts being, Non-Executive Director of Magnesium International Ltd and SGS (Aust) Ltd.

Professor Richmond is an Associate of AusIMM and the Strategic Planning Institute in the US and a Fellow of the Australian Academy of Technology, Science and Engineering. Professor Richmond is Professorial Fellow jointly to the University of WA Business School and Faculty of Engineering and Science.

### *M Cutifani, BEng (Mining), Fellow AusIMM (Managing Director)*

Mr Cutifani resigned as a Director on 14 February 2003.

## CORPORATE GOVERNANCE STATEMENT

In recognising the need for a high standard of corporate behaviour and accountability, the Directors of Sons of Gwalia Ltd support the principles of corporate governance.

The Board of Directors of Sons of Gwalia Ltd is responsible for the corporate governance of the consolidated entity.

The Board of Directors guides and monitors the business and affairs of the Company on behalf of shareholders, by whom the Directors are elected and to whom they are accountable.

To ensure the Board is well equipped to discharge its responsibilities it has established guidelines for nomination and selection of Directors and for the operation of the Board.

### *Composition of the Board*

The Board is currently composed of two Non-Executive Directors, one Executive Director and an Executive Chairman. The Board keeps its size and composition under review, including the balance of experienc and perspectives, and regularly reviews its procedures and practices to ensure all Directors are made aware of, and have available all necessary information to participate in an informed discussion of all company matters.

Membership of the Board is reviewed from time to time at Board level. Possession of the appropriate qualifications and skills relative to the industry is a prerequisite for nomination for Board membership. As previously announced, the Company will appoint a new Managing Director and will review the structure and composition of the Board of Directors to ensure compliance with current Corporate Governance Guidelines. The new Board structure is likely to include more independent non-executive directors and it is intended that these changes will be progressed by the end of calendar year 2003.

With the exception of the Managing Director, each Director shall retire from office at the third annual general meeting following their appointment and if they so desire submit themselves for re-election. At least one Director must retire from office at each annual general meeting and therefore if no director is due to retire, the longest serving director shall retire. Directors appointed during the year to fill casual vacancies retire at the next following annual general meeting. Retiring Directors are eligible for re-election.

Directors are not required to own shares in the Company. However, details of shares they do hold are in Note 31(b)(ii) of this report.

Under the Company's constitution, the maximum age for Directors is 72 years.

Under current practice, there are regular scheduled Board meetings each year. Directors also allocate time to Board Committees, and give the Company the benefit of their expertise on a consultative basis. The Board's approach is to operate as a whole across the range of its responsibilities.

The current Board Committees are listed below with their members and their roles.

### *Board Responsibilities*

As the Board acts on behalf of and is accountable to the shareholders, the Board seeks to identify the expectations of the shareholders, as well as other regulatory and ethical expectations and obligations. In addition, the Board is responsible for identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks. The Board seeks to discharge these responsibilities in a number of ways.

The responsibility for the operation and administration of the consolidated entity is delegated by the Board to the Executive Chairman, Managing Director and the executive team. The Board ensures that this team is appropriately qualified and experienced to discharge their responsibilities and has in place procedures to assess their performance.

The Board is responsible for ensuring that management's objectives and activities are aligned with the expectations and risks identified by the Board. The Board has a number of mechanisms in place to ensure this is achieved. In addition to the establishment of the committees referred to below, these mechanisms include the following:

- Board approval of a strategic plan, which encompasses the entity's goals and strategic direction, designed to meet stakeholders' needs and manage business risk;

- the strategic plan is a dynamic document and the Board is actively involved in developing and approving initiatives and strategies designed to ensure the continued growth and success of the entity;

- implementation of operating plans and budgets by management and Board monitoring of progress against budget – this includes the establishment and monitoring of key performance indicators (both financial and non-financial) for all significant business processes;

- procedures to allow Directors, in the discharge of their duties, to seek independent professional advice at the company's expense;

- establishment of a management executive committee which is responsible for the review and approval of all significant business transactions, commitments or arrangements within defined limits; and

- establishment of a management treasury committee – the Board is responsible for managing the organisations financial risk and delegates certain responsibilities to the management treasury committee, which advises the Board on such matters as the entity's liquidity, currency, interest rate and credit policies and exposures and monitors management's actions to ensure they are in line with company policy.

Procedures have been developed within the organisation to ensure compliance with the ASX continual disclosure requirements. These have been communicated to senior executives and staff throughout the organisation.

Code of Conduct guidelines have been established by the Company and are currently contained in various internal and external reports. To ensure compliance with ASX best practice recommendations the Company plans to bring these codes together into a single document to be made available to relevant stakeholders. Such codes include those in relation to that of trading in the Company's securities, safety and environment matters, employee behaviour and responsibilities and social and ethical expectations.

## *Audit and Risk Management Committee*

The Audit and Risk Management Committee was separately constituted by the Board in 1993. During the year the Board reviewed and reconfirmed the Charter of the Committee. Under the Charter, the role of the Committee is to assist the Board in establishing and maintaining a framework of internal control and ethical standards for the management of the consolidated entity.

It is the Board's responsibility to ensure that an effective internal control framework exists within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes. This includes the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators.

The Committee is also responsible for the nomination of the external auditor and reviewing the adequacy of the scope and quality of the audits and reviews performed. Ernst and Young were appointed as the external auditor in 1983 and have continued in this capacity since.

During the year, the Committee updated its Charter of Audit Independence and reaffirmed its commitment to best practice corporate governance, the maintenance of meaningful financial reporting and the integrity of a high quality independent statutory audit. The key elements of the Charter are:

- The external auditor is required to have regular communications with the Committee, and at appropriate times this communication will take place without management present.

- To ensure that there is no perception that the objectivity of the external auditor may be compromised, the Committee has established guidelines covering the amount of non audit fees that can be paid to the external auditor, nominated non-audit services which may not be provided by the external auditor and established protocols for the approval of non-audit services.

- The external auditor is required to comply to a rotation of the senior audit partner at least every five years. Audit partner rotation occurred this financial year.

- The external auditor must at all times apply a standard of independence that is not less than that promulgated by the Australian Corporations Law and the Australian Securities and Investment Commission.

- Procedures to enable the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") to provide a written representation to the Committee as to the Company's financial condition, internal controls and operating results were introduced during 2003. The written representation by the CEO and CFO is an ASX Corporate Governance best practice recommendation that will be refined to ensure full compliance in future years.

The Audit and Risk Management Committee is comprised of a majority of non-executive directors. The current members are T A Lang (Chair), P K Lalor and M R Richmond. With the intended changes to the Board structure and appointment of additional independent non-executive directors, the composition of the Committee will change to comply with legislative and ASX requirements.

## *Compensation and Remuneration Committee*

T A Lang (Chair), P K Lalor and M R Richmond - the Committee has been in place since 1994. The Committee reviews and recommends the general approach to compensation and oversees the development and implementation of the compensation regime. In particular, it reviews the levels and form of remuneration for the Directors and senior executives in accordance with the principles outlined in the "Directors and Other Officer's Emoluments" section of this report.

### *Safety, Health and Environment Committee*

M R Richmond (Chair) and C J Lalor – the Committee was established to ensure compliance with the Company's safety, health and environment responsibilities and advise the Board on strategy and performance with respect to safety and environmental management matters. It provides support to the Board in assessing the adequacy of the leadership, systems application, resourcing and general commitment to the achievement of targeted performance in safety, health and environment matters.

### *Board Nomination Committee*

T A Lang (Chair) and P K Lalor – the Committee was put in place for the purpose of ensuring the Board continues to operate within established guidelines, including when necessary, selecting candidates for the position of director. It assists the Board in fulfilling its responsibility to ensure that at all times the composition, structure and operation of the Board is of a high standard.

Charters for the various Committees have been reviewed and updated during the year and are now available on the Company's website.

### *Monitoring of the Board's Performance and Communication to Shareholders*

In order to ensure that the Board continues to discharge its responsibilities in an appropriate manner, the performance of all Directors is reviewed annually by the Chairperson.

The Board of Directors aims to ensure that the shareholders, on behalf of which they act, are informed of all information necessary to assess the performance of the Directors. Information is communicated to the shareholders through:

- the annual report which is made available to all shareholders;
- the half-year report being made available to all shareholders;
- quarterly reports and other relevant information being made available to all shareholders; and
- the annual general meeting and other meetings so called to obtain approval for board action as appropriate.

The Board intends to continue with its long-standing practice of ensuring that the Company's external auditor is present at the annual general meeting.

## INTERESTS IN THE SHARES OF THE COMPANY

As at the date of this report, the interest of the Directors in the shares and options of the Company and related bodies corporate were:

| | Ordinary Shares | Unlisted Options |
|---|---|---|
| P K Lalor | 871,135 | - |
| C J Lalor | 697,466 | - |
| T A Lang | 68,715 | - |
| M R Richmond | - | - |

During the financial year a company which was controlled by P K Lalor and C J Lalor and which at 30 June 2002 was the registered holder of 694,260 ordinary shares, disposed of those shares to P K Lalor and C J Lalor on the basis that 347,130 ordinary shares were transferred to each of them or to family interests they control. No other parties were involved in this transaction.

Despite this transaction, P K Lalor and C J Lalor each continued to have a relevant interest in the 694,260 ordinary shares as a result of continuing arrangements between them concerning the voting and disposal of all of those shares.

During the financial year T A Lang's holding increased by 3,681 shares as a result of his participation in the Dividend Reinvestment Plan.

| EARNINGS PER SHARE | Cents |
|---|---|
| Basic earnings per share | 20.8 |
| Diluted earnings per share | 20.8 |

## RESULTS AND DIVIDENDS

The consolidated entity's net operating profit for the year after providing for income tax expense amounted to $34.5 million (2002: $57.2 million).

The Directors have resolved not to pay a final dividend for the year ended 30 June 2003.

## CORPORATE STRUCTURE

Sons of Gwalia Ltd is a company limited by shares that is incorporated and domiciled in Australia. Sons of Gwalia Ltd has prepared a consolidated financial report incorporating the entities that it controlled during the financial year.

## NATURE OF OPERATIONS AND PRINCIPAL ACTIVITIES

The principal activities of the consolidated entity during the course of the financial year were mining and exploration for gold and advanced minerals.

There have been no significant changes in the nature of those activities during the year.

## EMPLOYEES

The consolidated entity employed 764 employees as at 30 June 2003 (2002: 861 employees).

## REVIEW OF OPERATIONS

A review of the consolidated entity's operations during the financial year and the results of those operations are set out in the sections entitled "Review of Operations" and "Financial Summary and Analysis" elsewhere in this report.

## SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Significant changes in the state of affairs of the consolidated entity were as follows:

1) In response to a decline in global tantalum demand, the Company restructured its tantalum business in order to reduce its medium term production profile to better match product demand. The restructure mainly incorporated the temporary closure of the Greenbushes underground and reduced plant operating times at Wodgina.

The Company also commenced a significant restructure program of both Gold and Perth Office operating structures. The introduction of the new operating model in both of these areas is expected to derive significant cost saving going forward.

The after tax cost of the above restructures that has been charged against the current years earnings is $7.8 million.

2) During the year the Company sold a controlled entity, Probo Mining NL, which held a 25% interest in the Gingko Mineral Sands Project. The Company also sold Pacmin Mining NL, a controlled entity, which held a 33% interest in the Chariot gold project.

The Company derived a net after tax gain on the above transactions of $4.7 million.

3) During the year the company substantially improved the nature and volume of its gold and foreign exchange hedge books. This was due to a combination of delivering into existing positions and ongoing restructuring of both gold and foreign exchange books. At 30 June 2003, the combined negative mark to market of these positions has reduced significantly from that of the previous year.

During the year, the Company reduced its total gold book by 1.7 million ounces of which 1.2 million ounces were committed positions.

During the same period, foreign exchange positions were reduced by US$475 million.

**Movement in Shareholders Equity**

Total equity has increased from $620.6 million as at 30 June 2002 to $646.4 million at 30 June 2003. The net increase of $25.8 million is attributed to the following:

| | $'000 |
|---|---|
| Consolidated operating profit of the Company for the year after tax | 34,514 |
| Issue of 1,023,468 fully paid ordinary shares pursuant to the Company's Dividend Reinvestment and Share Investment Plans, at $2.67 per share | 2,731 |
| Issue of 500,000 fully paid ordinary shares pursuant to the purchase of Probo Mining NL, at $2.13 per share | 1,065 |
| Dividends provided for, or paid | (12,403) |
| Decrease in outside equity interest | (109) |
| Decrease in foreign currency translation reserve | (17) |
| INCREASE IN TOTAL EQUITY | 25,781 |

## SIGNIFICANT EVENTS SUBSEQUENT TO END OF FINANCIAL YEAR

Nothing has occurred subsequent to the end of the financial year that has had, or is likely to have, a material impact on the financial statements.

## LIKELY DEVELOPMENTS AND EXPECTED RESULTS

Likely future developments in the operations of the consolidated entity are referred to in the accompanying Directors' Report and Review of Operations. Other than as referred to in this report, further information as to likely developments in the operations of the consolidated entity and expected results of those operations would, in the opinion of the Directors, be speculative and not in the best interest of the consolidated entity.

## ENVIRONMENTAL REGULATION AND PERFORMANCE

Sons of Gwalia Ltd's environmental performance continued to improve in the reporting period based on a broad range of indicators including audit scores, environmental incident management, environmental education and management of community issues. The Company understands that its operations have environmental impacts and that it has obligations to the community and future generations.

The Company policy reflects this and provides a mandate for operations to:

- comply with all applicable environmental obligations
- educate the workforce to improve awareness and responsibility
- integrate environmental, social and economic considerations into project planning, exploration, operations, rehabilitation and decommissioning
- implement environmental controls
- monitor relevant environmental parameters
- audit and report on environmental performance
- prevent pollution
- communicate openly with stakeholders and the community about environmental issues and expectations
- provide sufficient training and resources for effective environmental management.

The policy and resources applied to environmental management have resulted in considerable improvement in environmental performance, supported by improved systems. Auditing and the Australian Minerals Industry Code for Environmental Management survey results showed continued improvement, the details of which are reported in the Company's Environmental Performance Reports. The 2002/03 Environmental Performance Report is scheduled for release in November 2003.

The consolidated entity holds licenses and approvals issued by the relevant environmental protection authorities of the various jurisdictions in which the group operates. This requires that sites operate subject to particular approval, licence or Ministerial Conditions. These licences and approvals require annual reporting to authorities and inspections on a regular basis.

No convictions in relation to breaches of environmental conditions have been recorded against the consolidated entity during the reporting period.

Sixteen environmental incidents were reported to relevant regulatory authorities during the reporting period. Three of the above incidents were notification to the authority of power failure on monitoring instruments and had no environmental impact.

There has been increased interaction with local communities as the Company seeks to engage key stakeholders regarding environmental issues. Each operating site has consultation structures and there is a system of recording and attending to any community or workforce environmental concerns.

Sons of Gwalia Ltd conducted detailed consultation and planning in order to minimise the impacts associated with the development of the Safari satellite mine, north of Carosue Dam. The design of this operation has effectively integrated consideration of flora, fauna, Aboriginal heritage, hydrology and other environmental issues and the Company looks forward to its implementation. The project also allowed the Company to develop a concise environmental management system for satellite mining operations.

## SHARE OPTIONS

The Company's executive option scheme was established during the 2002 financial year. The scheme is restricted, with only senior management eligible to participate. Currently, no Executive or Non-Executive Director participates in the scheme. Also, the allocation of options under the scheme is subject to meeting various performance hurdles in relation to Divisional and Group net profit and cashflow targets and subject to individual and departmental cost performance.

No new options were granted during the financial year and no options were exercised during the year.

At the date of this report, there are 800,000 unissued ordinary shares under option, details of which, are as follows:

- an exercise price of $7.57;
- the options were granted and vested on 29 November 2001;
- a term of five years expiring on 29 November 2006; and
- exercisable only between 30 November 2003 and 29 November 2006.

The 29 November 2006 options were granted pursuant to directors meeting on 14 November 2001.

These options were valued last year using two pricing models taking into account such factors as the option exercise price, level of volatility in the underlying share price and the time to maturity of the options. Under both pricing models, the value of the 800,000 options was approximately $1.2 million.

No person entitled to exercise these options had, or has any right by virtue of these options, to participate in any share issue of any other body corporate.

## INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

During or since the financial year, the Company paid a premium of $7,105 to insure the Directors and Officers of the Company and its Australian-based controlled entities.

The liabilities insured are damages and legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the consolidated entity.

The Company has entered into Deeds of Insurance, Indemnity and Access agreements with all Directors. The agreements were approved at the Annual General Meeting held on 16 November 2001.

## DIRECTORS' MEETINGS

The number of meetings of Directors (including meetings of committees of Directors) held during the year ıd the number of meetings attended by each Director were as follows:

| | Directors' Meetings | Meetings of Committees | | | |
|---|---|---|---|---|---|
| | | Audit & Risk Management | Compensation & Remuneration | Board Nomination | Safety, Health & Environment^ |
| **Number of meetings held:** | 16 | 4 | 4 | 3 | 2 |
| **Number of meetings attended:** | | | | | |
| P K Lalor | 16 | 4 | 4 | 3 | - |
| C J Lalor | 16 | - | - | - | 2 |
| T A Lang | 16 | 4 | 4 | 3 | - |
| M R Richmond | 16 | # 2 | # 4 | - | 2 |
| M Cutifani * | 10 | 2 | - | - | 2 |

\# M Richmond attended all committee meetings held since his appointment to the relevant Committees on 14 February 2003
* M Cutifani attended all Board and committee meetings prior to his resignation on 14 February 2003
^ During the year safety, health and environment matters were often discussed at full Board meetings as opposed to the Committee level. As a result, the number of Committee meetings held this year was limited.

As at the date of this report and for the whole of the financial year, the Company had an Audit and Risk Management Committee, Compensation and Remuneration Committee, Safety, Health and Environment Committee and Board Nomination Committee of the Board of Directors.

## DIRECTORS' AND OTHER OFFICERS' EMOLUMENTS

The Compensation and Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Directors and the executive team. The Compensation and Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on an annual basis by reference to surveys and advice provided by qualified remuneration consultants and relevant employment market conditions, with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as, motor vehicles and expense payment plans. It is intended that the manner of payment chosen will be optimal for the recipient without creating additional costs for the Company.

To assist in achieving these objectives, the Compensation and Remuneration Committee links elements of the Executive Directors' and officers' emoluments to the Company's financial and operational performance. During the 2002 financial year, all senior executives, with the exception of Executive Directors, had the opportunity to qualify for participation in the executive options scheme where specified criteria were met, including criteria relating to profitability, cash flow, cost control, occupational health and safety and environmental performance. Details regarding last years issue of share options under this plan are provided in Note 30(b) to the financial statements. No allocation of executive options were made during the current financial year.

Details of the nature and amount of each element of the emolument of each Director of the Company and each of the five executive officers of the Company and the consolidated entity receiving the highest emolument for the financial year are as follows:

### *Emoluments of Directors of the Company*

| | Annual Emoluments | | | Long Term Emoluments | |
|---|---|---|---|---|---|
| | Base Salary/ Fees $ | Bonus $ | Other $ | Superannuation $ | Options Granted During the Year Number |
| P K Lalor | 825,000 | - | 78,029 | 10,519 | - |
| C J Lalor | 507,700 | - | 81,781 | 10,519 | - |
| T A Lang | 62,500 | - | - | 5,625 | - |
| M R Richmond | 62,500 | - | - | 5,625 | - |
| M Cutifani * | 474,352 | - | 15,278 | 6,575 | - |

* M Cutifani resigned as a Director on 14 February 2003.

### *Emoluments of the five most highly paid Executive Officers of the Company and the Consolidated Entity*

Note that the bonuses referred to below are in respect of 2001/02 financial year but were paid in the 2002/03 financial year.

| | Annual Emoluments | | | Long Term Emoluments | |
|---|---|---|---|---|---|
| | Base Salary $ | Bonus $ | Other $ | Superannuation $ | Options Granted During the Year Number |
| M H Adams | 310,000 | - | 18,516 | 31,000 | - |
| M D Bale | 268,000 | - | 19,262 | 26,800 | - |
| C W Foley | 229,000 | - | 20,340 | 22,900 | - |
| D A Paull | 308,000 | - | 21,519 | 30,800 | - |
| S T Pearce | 359,000 | 10,000 | 20,355 | 35,830 | - |

The terms 'Director' and 'Officer' have been treated as mutually exclusive for the purpose of this disclosure. The elements of emoluments have been determined on the basis of the cost to the Company and the consolidated entity. Executives are those directly accountable and responsible for the operational management and strategic direction of the Company and the consolidated entity. The category 'other' includes the value of any non-cash benefits provided.

## ROUNDING

The amounts contained in this report have been rounded off under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

Signed for and on behalf of the Board in accordance with a resolution of the Directors.

| | |
|---|---|
| **P K LALOR** | **T A LANG** |
| Executive Chairman | Non-Executive Director |

Perth, 26 September 2003

# INDEPENDENT AUDIT REPORT TO MEMBERS OF SONS OF GWALIA LTD

**Scope**

*The financial report and Directors' responsibility*

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Sons of Gwalia Ltd (the company) and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

*Audit approach*

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgment of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

**Independence**

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the full financial report, we were engaged to undertake the services disclosed in the notes to the financial statements of the full financial report. The provision of these services has not impaired our independence.

**Audit opinion**

In our opinion, the financial report of Sons of Gwalia Ltd is in accordance with:

(a) the *Corporations Act 2001*, including:

- (i) giving a true and fair view of the financial position of Sons of Gwalia Ltd and the consolidated entity at 30 June 2003 and of their performance for the year ended on that date; and
- (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

V.Tidy

V W Tidy
Partner
Signed in Perth on 26 September 2003

In accordance with a resolution of the Directors of Sons of Gwalia Ltd, we state that:

1) In the opinion of the Directors:

   a) the financial statements and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including;

      i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date; and

      ii) complying with Accounting Standards and Corporations Regulations 2001; and

   b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2) In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the Company and the members of the Closed Group identified in Note 9(d) will be able to meet any obligations or liabilities to which they are or may become subject to, by virtue of the Deed of Cross Guarantee.

On behalf of the Board

**P K LALOR**
Executive Chairman

**T A LANG**
Non-Executive Director

Perth, 26 September 2003

# STATEMENT OF FINANCIAL PERFORMANCE
# FOR THE YEAR ENDED 30 JUNE 2003

| | Notes | Consolidated | | Sons of Gwalia Ltd | |
|---|---|---|---|---|---|
| | | 2003 S'000 | 2002 S'000 | 2003 S'000 | 2002 S'000 |
| Sales from gold and advanced mineral operations | 2(a) | **552,999** | 520,035 | **170,926** | 194,714 |
| Cost of sales | 2(c) | **(468,199)** | (381,991) | **(169,555)** | (171,156) |
| Other revenues from ordinary activities | 2(b) | **58,591** | 24,354 | **54,432** | 61,921 |
| Borrowing costs expensed | 2(d) | **(25,153)** | (21,965) | **(23,863)** | (19,085) |
| Exploration expensed | | **(8,052)** | (8,000) | **(1,501)** | (4,946) |
| Other expenses from ordinary activities | 2(e) | **(82,664)** | (62,122) | **(43,711)** | (54,942) |
| **Profit from ordinary activities before income tax** | | **27,522** | 70,311 | **(13,272)** | 6,506 |
| Income tax (expense)/benefit attributable to ordinary activities | 3 | **6,992** | (13,148) | **23,800** | 6,511 |
| **Net profit attributable to members of the Company** | 23(f) | **34,514** | 57,163 | **10,528** | 13,017 |
| Net exchange differences on translation of financial statements of foreign controlled entity | 23(e) | **(17)** | (27) | **-** | - |
| Total changes in equity other than those resulting from transactions with owners as owners attributable to members of Sons of Gwalia Ltd | | **34,497** | 57,136 | **10,528** | 13,017 |
| Basic earnings per share (cents per share) | 26 | **20.8** | 38.2 | | |
| Diluted earnings per share (cents per share) | 26 | **20.8** | 38.2 | | |

# AT 30 JUNE 2003

| | Notes | Consolidated 2003 $'000 | Consolidated 2002 $'000 | Sons of Gwalia Ltd 2003 $'000 | Sons of Gwalia Ltd 2002 $'000 |
|---|---|---|---|---|---|
| CURRENT ASSETS | | | | | |
| Cash assets | 24(a) | **15,462** | 70,241 | **14,493** | 15,938 |
| Receivables | 5 | **46,072** | 36,774 | **9,452** | 5,527 |
| Inventories | 6 | **66,024** | 60,490 | **9,958** | 5,323 |
| Other | 7 | **12,998** | 1,833 | **12,734** | 649 |
| TOTAL CURRENT ASSETS | | **140,556** | 169,338 | **46,637** | 27,437 |
| NON-CURRENT ASSETS | | | | | |
| Receivables | 8 | **8,346** | 96 | **154,248** | 155,185 |
| Other financial assets | 9 | **9,294** | 13,738 | **482,032** | 484,024 |
| Inventories | 10 | **13,462** | 18,173 | **13,462** | 18,173 |
| Property, plant and equipment | 11 | **218,382** | 228,940 | **51,083** | 52,388 |
| Deferred tax assets | 3 | **70,585** | 22,819 | **15,766** | 3,203 |
| Expenditure carried forward | 12 | **509,753** | 451,610 | **120,762** | 109,263 |
| Mineral exploration expenditure | 13 | **330,745** | 327,576 | **55,198** | 51,921 |
| Other | 14 | **95,588** | 27,018 | **107,428** | 38,858 |
| TOTAL NON-CURRENT ASSETS | | **1,256,155** | 1,089,970 | **999,979** | 913,015 |
| **TOTAL ASSETS** | | **1,396,711** | 1,259,308 | **1,046,616** | 940,452 |
| CURRENT LIABILITIES | | | | | |
| Payables | 16 | **86,060** | 100,028 | **63,667** | 64,433 |
| Interest bearing liabilities | 17 | **4,490** | 7,896 | **4,159** | 2,651 |
| Tax liabilities | 3 | **764** | 697 | **764** | - |
| Provisions | 18 | **14,262** | 10,506 | **11,904** | 8,416 |
| Other | 19 | **20,223** | 894 | **20,223** | 894 |
| TOTAL CURRENT LIABILITIES | | **125,799** | 120,021 | **100,717** | 76,394 |
| NON-CURRENT LIABILITIES | | | | | |
| Interest bearing liabilities | 20 | **294,568** | 345,268 | **294,181** | 312,656 |
| Provisions | 21 | **17,826** | 17,519 | **2,357** | 2,185 |
| Deferred tax liabilities | 3 | **184,662** | 138,952 | **30,281** | 42,639 |
| Other | 22 | **127,437** | 16,910 | **127,491** | 16,910 |
| TOTAL NON-CURRENT LIABILITIES | | **624,493** | 518,649 | **454,310** | 374,390 |
| **TOTAL LIABILITIES** | | **750,292** | 638,670 | **555,027** | 450,784 |
| **NET ASSETS** | | **646,419** | 620,638 | **491,589** | 489,668 |
| EQUITY | | | | | |
| Parent entity interest | | | | | |
| Contributed equity | 23(a) | **488,729** | 484,933 | **488,729** | 484,933 |
| Reserves | 23(e) | **(44)** | (27) | **-** | - |
| Retained profits | 23(f) | **157,500** | 135,389 | **2,860** | 4,735 |
| TOTAL PARENT ENTITY INTEREST IN EQUITY | | **646,185** | 620,295 | **491,589** | 489,668 |
| Outside equity interest | 23(g) | **234** | 343 | **-** | - |
| **TOTAL EQUITY** | | **646,419** | 620,638 | **491,589** | 489,668 |

# STATEMENT OF CASH FLOWS
# YEAR ENDED 30 JUNE 2003

| | Notes | Consolidated 2003 $'000 | Consolidated 2002 $'000 | Sons of Gwalia Ltd 2003 $'000 | Sons of Gwalia Ltd 2002 $'000 |
|---|---|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | | | |
| Receipts from customers | | **560,505** | 525,004 | **179,695** | 196,524 |
| Payments to suppliers and employees | | **(490,466)** | (424,723) | **(182,421)** | (147,770) |
| Interest received | | **817** | 2,562 | **229** | 173 |
| Interest paid | | **(27,073)** | (21,260) | **(25,783)** | (18,380) |
| Exploration expenditure | | **(11,857)** | (12,547) | **(5,181)** | (11,301) |
| Royalties paid | | **(15,397)** | (14,222) | **(4,201)** | (4,302) |
| Income tax (paid)/refunded | | **5,027** | 528 | **-** | - |
| Other receipts | | **4,179** | 2,237 | **4,057** | 2,574 |
| NET CASH FLOWS FROM OPERATING ACTIVITIES | 24(b) | **25,735** | 57,579 | **(33,605)** | 17,518 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | | | |
| Acquisition of property, plant and equipment | | **(17,606)** | (90,823) | **(5,908)** | (27,801) |
| Proceeds from sale of property, plant and equipment | | **24,034** | 149 | **8,048** | 149 |
| Purchase of shares | | **-** | (5,698) | **-** | (5,577) |
| Proceeds from sale of controlled entities | 24(c) | **15,400** | - | **10,000** | - |
| Proceeds from sale of shares | | **2,100** | 17,517 | **-** | 595 |
| Acquisition of mining and exploration properties | | **(7,251)** | - | **(2,451)** | - |
| Proceeds on the sale of exploration properties | | **-** | 3,044 | **-** | - |
| Expenditure on project and mine development | | **(75,498)** | (40,386) | **(27,483)** | (10,882) |
| Acquisition of controlled entities and joint venture interests net of cash acquired | | **-** | (42,869) | **-** | (50,571) |
| NET CASH FLOWS USED IN INVESTING ACTIVITIES | | **(58,821)** | (159,066) | **(17,794)** | (94,087) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | | | |
| Proceeds from borrowings | | **118,362** | 95,000 | **118,362** | 95,000 |
| Proceeds from the issue of bonds | | **-** | 107,182 | **-** | 107,182 |
| Proceeds from issue of shares | | **-** | 125,756 | **-** | 125,756 |
| Payment for shares bought back | | **-** | (2,482) | **-** | (2,482) |
| Interest bearing liability repayments – other | | **(102,000)** | (186,393) | **(91,767)** | (95,000) |
| Loans from/(to) controlled entities | | **-** | - | **37,451** | (112,022) |
| Finance lease principal repaid | | **(28,382)** | (5,929) | **(4,419)** | (61) |
| Payment for hedge book and FX restructure | | **-** | (8,018) | **-** | (8,018) |
| Dividends paid | | **(9,673)** | (29,133) | **(9,673)** | (29,133) |
| NET CASH FLOWS (USED IN) / FROM FINANCING ACTIVITIES | | **(21,693)** | 95,983 | **49,954** | 81,222 |
| NET INCREASE/(DECREASE) IN CASH ASSETS HELD | | **(54,779)** | (5,504) | **(1,445)** | 4,653 |
| Add opening cash assets brought forward | | **70,241** | 75,745 | **15,938** | 11,285 |
| **CLOSING CASH ASSETS CARRIED FORWARD** | 24(a) | **15,462** | 70,241 | **14,493** | 15,938 |

# 1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

## a) *Basis of Accounting*

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, which include applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial statements have been prepared in accordance with the historical cost convention.

Subject to point (b), the accounting policies adopted are consistent with those of the previous year. Where appropriate, figures for the financial year ended 30 June 2002 have been re-stated to make them comparable with amended classifications adopted for the financial year ended 30 June 2003.

## b) *Changes in Accounting Policies*

The accounting policies adopted are consistent with those of the previous year except for the accounting policy with respect to:

i) Employee Benefits

The consolidated entity has adopted the revised Accounting Standard AASB 1028 "Employee Benefits", which has resulted in a change in the accounting policy for the measurement of employee benefit liabilities. Previously, the consolidated entity measured the provision for employee benefits based on remuneration rates at the date of recognition of the liability. In accordance with the requirements of the revised Standard, the provision for employee benefits is now measured based on the remuneration rates expected to be paid when the liability is settled. The effect of this change has not had a material impact on the 2003 financial results or opening retained earnings.

ii) Foreign Currency Translation

In accordance with the revised Accounting Standard AASB 1012 "Foreign Currency Translation" the Company records the value of its USD foreign exchange hedge book on the Statement of Financial Position. The amount so recorded, is the value of the foreign exchange financial instruments held by the company at balance date and valued against USD/AUD spot exchange rate at balance date. This amount is referred to as the spot mark to market value of the hedge book.

Based on the USD/AUD spot exchange rate at balance date of $0.6661, the company's foreign exchange hedge book has a negative net fair value of $77.6 million and is included in the Statement of Financial Position as follows:

| | Current $'000 | Non-Current $'000 | Total $'000 |
|---|---|---|---|
| Other Assets | | | |
| unrealised loss on foreign exchange hedges | 11,454 | 66,130 | 77,584 |
| Other Liabilities | | | |
| unrealised liability on foreign exchange hedges | (11,454) | (66,130) | (77,584) |
| **Effect on net assets** | **0** | **0** | **0** |

Previously these amounts were not recognised on the Statement of Financial Position.

## c) *Principles of Consolidation*

The consolidated financial statements are those of the consolidated entity, comprising Sons of Gwalia Ltd (the parent entity) and all entities, which Sons of Gwalia Ltd controlled from time to time during the year and at balance date.

Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time as control ceases. Where there is a loss of control of a subsidiary, the consolidated financial statements include the result for the part of the reporting period during which the parent company has control.

Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full.

## d) *Investments*

Investments in unlisted companies and controlled entities are valued at cost unless a permanent diminution in value has occurred in which case a provision for diminution is recognised.

The Company's policy is to account for its investment in listed securities held as a strategic long-term investment at cost. The Directors annually review the carrying value of listed and unlisted investments and where the carrying value exceeds recoverable amount, the investment is written down to its recoverable amount.

Dividend income is brought to account when received.

Investments held for resale are valued at the lower of cost and their market value at year-end. Changes in net market value are recognised as revenue or expense in the statement of financial performance for the period.

Investments in associates are carried at the lower of the equity accounted amount and recoverable amount in the consolidated financial report and the lower of cost and recoverable amount in Sons of Gwalia Ltd's financial report.

## e) *Joint Ventures*

Interest in joint venture operations are brought to account by including in the respective classifications, the share of individual assets employed, liabilities and expenses incurred and revenue from the sale of joint venture output.

Interest in joint venture partnerships are carried at the lower of the equity accounted amount and recoverable amount in both the parent entity and consolidated financial reports.

## f) *Mineral Exploration and Mining Expenditure*

Exploration and acquisition costs which relate to an area of interest are carried forward where the rights of tenure to the area of interest are current and:

- the area of interest has proven commercially recoverable reserves; or
- exploration activities and/or evaluation of the area of interest have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of commercially recoverable reserves.

The ultimate recoupment of costs related to areas of interest in the exploration and/or evaluation phase is dependent on the successful development and commercial exploitation or sale of the relevant areas.

Costs carried forward in respect of those areas of interest that are developed are amortised, using the diminishing value method, over the estimated remaining economic life of the mine based upon geological ore reserves and resources that are expected to be converted to reserves.

Costs carried forward in respect of an area of interest that is abandoned are written off in the year in which the decision to abandon is made.

Significant items of mining expenditure having a benefit or relationship to more than one period are written off over the periods to which they relate in accordance with their differing circumstances.

i) Mine Development Costs

Development costs incurred in preparing mines for production are carried forward to the extent that these costs are expected to be recouped through the successful exploitation of the Company's Mining Leases. These costs are amortised, using the diminishing value method, over the estimated remaining economic life of the mine based upon geological ore reserves and resources that are expected to be converted to reserves.

ii) Deferred Mining Costs

Costs relating to the removal of waste at the Company's open pit mines, are carried forward to be charged against future production based on the waste to ore ratio over the remaining life of the mine. Where the total tonnes of waste removed during the year exceeds the life of mine waste to ore ratio, the excess waste removal cost is carried forward. Costs carried forward will be expensed when the actual tonnes of waste mined is less than the life of mine waste to ore ratio. The waste to ore ratio and the remaining life of the mine are reassessed by the Company's geologists and engineers annually.

iii) Deferred Underground Development Costs

Costs incurred in relation to the development of access at the Company's underground mines are carried forward and amortised over remaining geological ore reserves after making an additional allowance for future capital expenditure estimated to be incurred to mine the underground ore.

## g) *Restoration Costs*

Restoration costs that are expected to be incurred are provided for as part of the production phase that gives rise to the need for restoration. Accordingly, these costs are recognised gradually over the life of the mine as these phases occur. The costs include obligations relating to reclamation, waste site rehabilitation, plant closure, plant removal and other costs associated with the restoration of the site. These estimates of the restoration obligations are based on anticipated technology and legal requirements and future costs, which have been discounted to their present value. Any changes in the estimates are adjusted on a progressive basis. In determining the restoration obligations, the entity has assumed no significant changes will occur in the relevant Federal and State legislation.

## h) *Sales Revenue*

Sales revenue represents the amount the consolidated entity has earned from:

i) the production and sale of gold which is attributable (refer Note 1(i) below) to the financial year. The attributable gold is valued at the actual selling price received on delivery of the attributable gold into the company's gold forward sales contracts; and

ii) the production and sale of industrial mineral products. Any sales denominated in foreign currencies are valued at the foreign currency exchange rate actually realised on translating the foreign currency into Australian dollars. The vast majority of foreign currency received on sales is translated into Australian Dollars via the consolidated entity's foreign currency hedging contracts.

## i) *Revenue Recognition*

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

i) Sale of Gold

The gold production must be attributable to the financial year in accordance with detailed reconciliations performance by the Company's metallurgists. Any attributable gold on hand at year-end is recognised as revenue and valued at the actual selling price achieved subsequent to year-end.

ii) Sale of Industrial Mineral Products

Control of goods has passed to the purchaser.

iii) Interest

Control of a right to receive the interest payment.

iv) Dividends

The dividend has been received.

## j) *Tax*

i) Income Tax

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

ii) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a net basis.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

## k) *Inventories*

Inventories consist of consumable stores, spare parts, ore stockpiles and work in progress which have been valued at the lower of cost or net realisable value. Cost includes expenditure incurred in acquiring and bringing the inventories to their existing condition and location. Cost is accounted for as follows:

| | |
|---|---|
| • Consumable Stores | Purchase cost on a weighted average cost method. |
| • Spare Parts | Purchase cost on a weighted average cost method. |
| • Ore Stockpiles | Cost of direct material, labour, contractor costs and amortisation of mine development costs. |
| • Work in Progress | Cost of direct material, labour and plant and equipment depreciation, except minor by-product materials valued at net realisable value. |
| • Finished Goods | Cost of direct material, labour and overheads, except minor by-product materials valued at net realisable value. |

## l) *Gold on Metal Account*

Gold on metal account is valued at the net amount realised upon delivery subsequent to the year-end, and is considered a cash equivalent as it can be converted to cash within 24 hours.

## m) *Property, Plant and Equipment*

Cost and Valuation

Items of property, plant and equipment comprising a class of non-current asset are valued at the lower of cost or net realisable value.

Depreciation

i) The Company's policy is to depreciate the written down value of all plant and equipment relating to its various mining operations, over the estimated remaining economic life of each mine, which are based upon geological ore reserves, using the diminishing value method.

ii) Motor vehicles used in the Company's administration are depreciated over a period of 5 years (2002: 5 years) using the prime cost method.

iii) Motor vehicles used in the mining and exploration operations are depreciated over a period of 3 years (2002: 3 years) using the prime cost method.

iv) The Company's policy is to depreciate the written down value of all leased assets relating to its various mining operations, over the estimated remaining economic life of each mine, which are based upon geological ore reserves, using the diminishing value method.

v) Buildings are depreciated over a period of 25 years (2002: 25 years) using the prime cost method.

## n) *Cash Assets*

Cash on hand and in banks and short term deposits are at nominal value. For the purposes of the Statement of Cash Flows, cash assets includes cash on hand and in banks and money market investments readily convertible to cash within two workings days, together with gold on metal account, less overdraft.

## o) *Recoverable Amount*

Non-current assets are not revalued to an amount above their recoverable amount, and where carrying values exceed this recoverable amount, assets are written down. In determining recoverable amount, the expected net cash flows have not been discounted to their present value.

## p) *Employee Benefits*

Provision is made for employee benefits accumulated as a result of employees services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefits are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used.

Employee benefit expenses arise in respect of the following categories:

- wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave entitlements; and
- other types of employee entitlements

are charged against profits on a net basis in their respective categories. The value of the executive option scheme described in Note 30(b) is not being charged as an employee benefit expense. No options were issued during the current financial year.

## q) *Loan Establishment Fees*

Loan establishment fees are capitalised and amortised over the term of the loan to which they relate.

## r) *Foreign Currencies*

### i) Transactions

Transactions in foreign currencies of entities within the consolidated entity are converted to Australian currency at the rate of exchange ruling at the date of the transaction unless hedged prior to the date of the transaction whereupon the hedge rate is used. The subsequent receipt or payment of funds relating to the transaction is translated at the rate applicable on the date of receipt or payment unless hedged whereupon the hedged rate is used.

Assets and liabilities of entities within the consolidated entity that are outstanding at balance date and that are denominated in foreign currencies have been converted to Australian currency using rates of exchange ruling at the end of the financial year unless hedged whereupon the hedged rate is used.

The US$ Notes are used as a natural hedge of specified future US$ revenues, thus the impact of AUD/USD exchange rate movements is deferred onto the Statement of Financial Position until the designated US$ revenue is earned.

Exchange gains or losses, whether realised or unrealised, from the translation of short term assets and liabilities are included in the determination of operating profit.

### ii) Hedges

Where a purchase or sale is specifically hedged, exchange gains or losses on the hedging transaction are included with the purchase or sale.

Exchange gains or losses on foreign currency contracts relating to general commitments are included in the Statement of Financial Performance as they arise, in the period in which the exchange rate changes. Discounts or premiums arising on entry into these contracts are brought to account at the time of entry into the contracts and are amortised over the life of the contracts.

iii) The Company records the value of its USD foreign exchange hedge book on the Statement of Financial Position. The amount so recorded, is the value of the foreign exchange financial instruments held by the company at balance date and valued against USD/AUD spot exchange rate at balance date. This amount is referred to as the spot marked to market value of the hedge book.

## s) *Derivative Financial Instruments*

Derivative financial instruments are used by the consolidated entity to hedge exposures to gold prices, exchange rates and interest rates.

Hedging gains and losses including costs and gains of entering into hedging transactions are accounted for on the same basis as the underlying physical exposure being hedged. Accordingly, hedging settlements are included in the Statement of Financial Performance at the same time as the underlying physical transaction is recognised in the Statement of Financial Performance.

i) Gold Hedging Contracts

The Company enters into various types of gold forward sales contracts ("Hedging") which enables it to sell specified quantities of gold in the future at pre-determined prices. The contracts are matched against anticipated future gold production to insure the Company against the possibility of a fall in the spot price of gold. The Company's policy is to enter into these hedging arrangements for no more than 90% of its proven and probable gold reserves.

The Company has also entered into Put Option and Convertible Put Option contracts. The Put Option contracts give the Company the right, but not the obligation, to sell gold at predetermined prices and dates. The Convertible Put Option contracts also give the Company the right, but not the obligation to sell gold at predetermined prices and dates. However, the Convertible Put Options will convert to Forward Sales Contracts under various conditions.

These instruments are recognised upon settlement and included in the Statement of Financial Performance as revenue at the same time as the physical delivery of metal.

From time to time the Company may settle gold contracts by delivery of gold from sources other than the producing operations. Where these settlements arise from mine closures or other factors resulting in the outstanding position exceeding the Company's limits, the resulting profit or loss is recognised in full immediately. Otherwise, the resulting profit or loss is recognised over the period that the relevant operation's production arises.

ii) Forward Foreign Exchange Contracts

The accounting for forward foreign exchange contracts is set out in Note 1(r) above.

iii) Call and Put Options

In the normal course of business the consolidated entity enters into financial transactions for the purpose of managing its exposure to foreign exchange and commodity prices.

Premiums received or paid in respect of instruments entered into as part of the Group's hedging activities are deferred onto the Statement of Financial Position until the period in which the physical delivery of the gold or foreign exchange originally hedged is delivered, or when the option expires.

If a hedge instrument is terminated early or restructured the gain or loss on termination is deferred and amortised in the period where the physical transaction originally hedged occurs.

Where the physical delivery is no longer expected to occur the gain or loss on termination is taken to the Statement of Financial Performance in the period the instrument was closed out.

## t) *Financial Instruments Included in Assets*

Trade debtors are initially recorded at the amount of contracted sales proceeds.

Bank deposits, metal deposits, security deposits, loans and marketable equity securities are carried at face value. Interest revenue is recognised on an accrual basis. Purchases and sales of investments are recognised on the trade date.

Other investments, including shares in other entities, are included in investments at the lower of cost or recoverable amount.

The unrealised foreign exchange liability on the spot marked to market of the Company's USD hedge book is brought to account as a liability. The corresponding unrealised foreign exchange loss is also brought to account as an asset in accordance with Note 1(r).

## u) *Financial Instruments Included in Liabilities*

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

Bank loans and loans from related parties are carried at the principal amount. Interest, when charged by th lender is taken up as an expense on an accrual basis.

Trade creditors and accruals are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as plant and equipment under finance lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to the Statement of Financial Performance.

Where a sale and leaseback transaction involves a leaseback which is classified as a finance lease, any material profit or loss arising on the sale is recorded as deferred income or deferred expense in th statement of financial position and amortised to the statement of financial performance over the lease term.

The unrealised foreign exchange liability on the spot marked to market of the Company's USD hedge book is brought to account as a liability. The corresponding unrealised foreign exchange loss is also brought to account as an asset in accordance with Note 1(r).

## v) *Financial Instruments Included in Equity*

Ordinary share capital is recorded at the consideration received or paid, or the fair value of the assets acquired, which equates to the fair value of the shares issued. The costs of issuing or buying back shares are charged against issued capital. Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

## w) *Earnings Per Share*

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

## x) *Dividends Paid*

Dividends payable by the consolidated entity are provided for in the year the Board of Directors declares them.

## 2) PROFIT FROM ORDINARY ACTIVITIES

| | | Notes | Consolidated 2003 S'000 | Consolidated 2002 S'000 | Sons of Gwalia Ltd 2003 S'000 | Sons of Gwalia Ltd 2002 S'000 |
|---|---|---|---|---|---|---|
| a) | **Revenue from gold and advanced mineral operations** | | | | | |
| | Gold sales | | **347,538** | 326,592 | **168,384** | 187,176 |
| | Advanced minerals sales | | **205,461** | 193,443 | **2,542** | 7,538 |
| | Total revenues from operating activities | | **552,999** | 520,035 | **170,926** | 194,714 |
| b) | **Other revenues from ordinary activities** | | | | | |
| | Gains from management of gold and FX contracts | | **320** | 2,559 | **435** | 1,299 |
| | Proceeds on sale of controlled entity | 24(c) | **22,900** | - | **14,000** | - |
| | Interest received | | **817** | 2,754 | **229** | 365 |
| | Proceeds on sale of non-current assets | | **26,134** | 17,517 | **8,632** | 270 |
| | Gain on deferred sale of mining properties | 2(g) | **8,250** | - | **-** | - |
| | Loan from controlled entity forgiven | | **-** | - | **30,564** | 58,022 |
| | Other revenue | | **170** | 1,524 | **572** | 1,965 |
| | Total other revenues from ordinary activities | | **58,591** | 24,354 | **54,432** | 61,921 |
| | Total revenue | | **611,590** | 544,389 | **225,358** | 256,635 |
| c) | **Cost of sales** | | | | | |
| | Production costs | | **375,736** | 303,867 | **140,769** | 143,732 |
| | Selling expenses | | **10,936** | 7,313 | **81** | - |
| | Royalties paid | | **15,397** | 14,222 | **4,201** | 4,302 |
| | Depreciation: | | | | | |
| | - land | | **279** | 23 | **29** | 18 |
| | - buildings | | **802** | 1,121 | **400** | 629 |
| | - plant and equipment | | **9,573** | 12,346 | **3,715** | 1,463 |
| | Amortisation: | | | | | |
| | - plant and equipment under lease | | **1,366** | 5,734 | **321** | 3,248 |
| | - mining tenements | | **438** | 501 | **437** | 501 |
| | - mine development | | **50,627** | 34,487 | **18,577** | 16,044 |
| | Provision for restoration | | **3,045** | 2,377 | **1,025** | 1,219 |
| | Total cost of sales | | **468,199** | 381,991 | **169,555** | 171,156 |
| d) | **Borrowing costs expensed** | | | | | |
| | Interest expense: | | | | | |
| | - borrowings | | **24,070** | 24,139 | **24,564** | 22,903 |
| | - finance lease | | **2,069** | 2,244 | **285** | 600 |
| | Total borrowing costs | | **26,139** | 26,383 | **24,849** | 23,503 |
| | Less: interest capitalised | | **(986)** | (4,418) | **(986)** | (4,418) |
| | Total borrowing costs expensed | | **25,153** | 21,965 | **23,863** | 19,085 |
| e) | **Other expenses from ordinary activities** | | | | | |
| | Administration | | **21,810** | 20,913 | **21,718** | 20,982 |
| | Depreciation and amortisation of non-current assets | | **1,955** | 1,718 | **1,757** | 1,520 |
| | Writedown of accumulated deferred waste | 2(g) | **5,404** | - | **-** | - |
| | Writedown of mining properties | | **-** | 25,000 | **-** | 25,000 |
| | Carrying value of controlled entities sold | 24(c) | **18,239** | - | **8,239** | - |
| | Carrying value of other non current assets sold | | **20,559** | 9,438 | **6,645** | - |
| | Restructure cost | 2(g) | **11,128** | - | **3,000** | - |
| | Sundry costs | | **3,569** | 5,053 | **2,352** | 7,440 |
| | Total other expenses from ordinary activities | | **82,664** | 62,122 | **43,711** | 54,942 |

f) **Profit on Sale of Non Current Assets**

| | Notes | Consolidated 2003 S'000 | Consolidated 2002 S'000 | Sons of Gwalia Ltd 2003 S'000 | Sons of Gwalia Ltd 2002 S'000 |
|---|---|---|---|---|---|
| Profit on sale of controlled entities | 2(g) | **4,661** | - | **5,761** | - |
| Profit on sale of non current assets | | **5,575** | 8,079 | **1,987** | - |
| | | **10,236** | 8,079 | **7,748** | - |

g) **Material Significant Items**

The following non-recurring items are included in the profit from ordinary activities and disclosed as significant items due to their size or nature.

| | Notes | Consolidated 2003 S'000 | Consolidated 2002 S'000 | Sons of Gwalia Ltd 2003 S'000 | Sons of Gwalia Ltd 2002 S'000 |
|---|---|---|---|---|---|
| Writedown of the Sons of Gwalia Underground Mine | | - | (25,000) | - | (25,000) |
| Income tax benefit applicable | | - | 5,150 | - | 5,150 |
| | | - | (19,850) | - | (19,850) |
| Profit on sale of Kemerton Silica Sand Pty Ltd | | - | 7,700 | - | - |
| Income tax applicable | | - | - | - | - |
| | | - | 7,700 | - | - |
| Tantalum business restructure | | **(8,128)** | - | - | - |
| Restructure of gold division and head office | 18 | **(3,000)** | - | **(3,000)** | - |
| | | **(11,128)** | - | **(3,000)** | - |
| Income tax benefit applicable | | **3,338** | - | **900** | - |
| | | **(7,790)** | - | **(2,100)** | - |
| Profit on sale of controlled entities | 24(c) | **4,661** | - | **5,761** | - |
| Income tax applicable | | - | - | - | - |
| | | **4,661** | - | **5,761** | - |
| Deferred settlement on sale of mining properties | | **8,250** | - | - | - |
| Income tax applicable | | - | - | - | - |
| | | **8,250** | - | - | - |
| Write down of accumulated deferred waste | | **(5,404)** | - | - | - |
| Income tax benefit applicable | | **1,621** | - | - | - |
| | | **(3,783)** | - | - | - |
| Prior year adjustment to tax expense | 3 | **7,870** | - | **7,870** | - |
| Total significant items | | **(3,621)** | (17,300) | **2,761** | (25,000) |
| Income tax benefit applicable | | **12,829** | 5,150 | **8,770** | 5,150 |
| | | **9,208** | (12,150) | **11,531** | (19,850) |

## 3) INCOME TAX

| | Consolidated 2003 $'000 | Consolidated 2002 $'000 | Sons of Gwalia Ltd 2003 $'000 | Sons of Gwalia Ltd 2002 $'000 |
|---|---|---|---|---|
| The prima facie tax on operating profit differs from the income tax provided in the accounts and is calculated as follows: | | | | |
| Prima facie tax on operating profit | **8,257** | 21,093 | **(3,982)** | 1,952 |
| **Tax effect of permanent differences:** | | | | |
| Non-deductible amortisation | **2,194** | 1,342 | **-** | 1,589 |
| Non-assessable gains on loans forgiven | **-** | - | **(9,169)** | (17,407) |
| Non-assessable capital gains | **(1,848)** | (2,336) | **(2,178)** | (11) |
| Additional benefit of tax losses previously brought to account at their fair value at acquisition | **-** | (2,461) | **-** | - |
| Tax losses recognised on restructure of foreign exchange contracts attributable to the 2001 and 2002 years | **(7,870)** | - | **-** | - |
| Tax losses recognised on restructure of foreign exchange contracts attributable to the 2003 year | **(9,167)** | - | **-** | - |
| Tax losses from prior years not previously brought to account | **-** | (1,732) | **-** | - |
| Tax losses transferred to controlled entities | **-** | - | **-** | 6,720 |
| Tax losses previously brought to account which are no longer available | **1,536** | - | **-** | - |
| Under/(over) provision of previous years | **153** | (535) | **(8,339)** | 650 |
| Withholding tax paid | **-** | 193 | **-** | - |
| Tax benefit on research and development tax concession relating to the current year and prior years not previously brought to account | **-** | (2,454) | **-** | - |
| Other permanent differences (net) | **(247)** | 38 | **(132)** | (4) |
| Income tax expense/(credit) attributable to operating profit | **(6,992)** | 13,148 | **(23,800)** | (6,511) |
| **Deferred tax assets/(liabilities):** | | | | |
| Provision for deferred income tax – current | **(764)** | (697) | **(764)** | - |
| Provision for deferred income tax – non-current | **(184,662)** | (138,952) | **(30,281)** | (42,639) |
| Future income tax benefit – non-current (i) | **70,585** | 22,819 | **15,766** | 3,203 |

(i) This future income tax benefit will only be obtained if:

a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;
b) the conditions for deductibility imposed by the tax legislation continue to be complied with; and
c) no changes in tax legislation adversely effect the consolidated entity in realising the benefit.

**Tax Consolidation**

For the purposes of income tax, Sons of Gwalia Ltd and its wholly-owned subsidiaries intend to form a tax consolidated group. At the date of signing the financial report, Sons of Gwalia have not determined the date of entry into tax consolidation. The date of entry into the regime will be determined prior to, or at the time Sons of Gwalia Ltd (as head entity for the tax consolidated group) lodges its 2003 income tax return.

Sons of Gwalia Ltd, as the head entity of the tax consolidated group, intends to enter into a tax sharing agreement with its wholly owned subsidiaries at the time of entering into tax consolidation. The purpose of this agreement will be to define the basis on which to allocate the income tax expense/credit to the wholly-owned subsidiaries.

Based on our preliminary analysis, we do not anticipate that the above deferred tax assets and liabilities will be materially impacted upon entry into the tax consolidations regime.

## 4) DIVIDENDS

| | Consolidated 2003 $'000 | Consolidated 2002 $'000 | Sons of Gwalia Ltd 2003 $'000 | Sons of Gwalia Ltd 2002 $'000 |
|---|---|---|---|---|
| Dividends paid or provided during the year: | | | | |
| - Unfranked current year interim paid | - | 20,555 | - | 20,555 |
| - Previous year unfranked final dividend paid (i) | **12,403** | - | **12,403** | - |
| Under provision of prior year dividend | - | 2,720 | - | 2,720 |
| | **12,403** | 23,275 | **12,403** | 23,275 |

(i) The June 2002 final dividend of 7.5¢ per share was paid to shareholders on 13 November 2002

| | Consolidated 2003 $'000 | Consolidated 2002 $'000 | Sons of Gwalia Ltd 2003 $'000 | Sons of Gwalia Ltd 2002 $'000 |
|---|---|---|---|---|
| The amount of franking credits available for the subsequent financial year are: | | | | |
| - Franking account balance as at the end of the financial year at 30% | **(764)** | 220 | **(764)** | 1 |
| - Franking credits that will arise from income tax payments in the subsequent financial year | **764** | - | **764** | - |
| | - | 220 | - | 1 |

As of 1 July 2002, the new imputation system requires a company's franking credits to be expressed on a tax paid basis. The franking account surplus at 30 June 2002 has been restated to a tax paid amount by multiplying the franking surplus by 30/70.

## 5) RECEIVABLES (CURRENT)

| | | Consolidated 2003 $'000 | Consolidated 2002 $'000 | Sons of Gwalia Ltd 2003 $'000 | Sons of Gwalia Ltd 2002 $'000 |
|---|---|---|---|---|---|
| Trade debtors | (i) | **26,936** | 25,428 | - | - |
| Amounts receivable from controlled entities | | - | - | **1,939** | 1,939 |
| Provision for diminution | | - | - | **(1,939)** | (1,939) |
| | | **26,936** | 25,428 | - | - |
| Amounts receivable from associated entities | | **4,549** | 5,387 | **57** | 1,075 |
| Provision for diminution | | **(4,373)** | (4,373) | - | - |
| | | **176** | 1,014 | **57** | 1,075 |
| Amounts receivable from other entities | | **1,656** | 1,656 | - | - |
| Provision for diminution | | **(1,656)** | (1,656) | - | - |
| | | - | - | - | - |
| Amounts due from sale of controlled entities | (ii) | **5,800** | - | - | - |
| Other receivables | (iii) | **13,160** | 10,332 | **9,395** | 4,452 |
| | | **46,072** | 36,774 | **9,452** | 5,527 |

Terms and Conditions:

(i) Trade debtors are denominated in a mixture of Australian and United States dollars and are predominantly made up from advanced mineral sales. The credit terms range between 30 and 90 days as established in individual long-term sales contracts.

All Australian dollar equivalent of amounts receivable in US dollars are effectively hedged and therefore converted to Australian dollars at the hedge exchange rate.

(ii) The $5.8 million represents deferred settlement amounts for the sale of Probo Mining NL and Pacmin Mining NL (refer Note 24(c)). $2.2 million of this amount has been received subsequent to year end. The balance will be received at various times over the coming financial year. The balance owed is non-interest bearing.

(iii) Other receivables include joint venture cash calls, GST refunds and sundry debtors. The credit terms are normally 30 days.

## 6) INVENTORIES (CURRENT)

| | Consolidated | | Sons of Gwalia Ltd | |
|---|---|---|---|---|
| | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |
| At cost: | | | | |
| - consumables and stores | **16,521** | 16,415 | **7,833** | 3,959 |
| - work in progress | **21,251** | 17,044 | **1,822** | 1,209 |
| - finished goods | **11,114** | 10,349 | **-** | - |
| | **48,886** | 43,808 | **9,655** | 5,168 |
| At net realisable value: | | | | |
| - work in progress | **10,882** | 12,598 | **303** | 155 |
| - finished goods | **6,256** | 4,084 | **-** | - |
| | **17,138** | 16,682 | **303** | 155 |
| Total inventories at lower of cost or net realisable value. | **66,024** | 60,490 | **9,958** | 5,323 |

## 7) OTHER ASSETS (CURRENT)

| | Consolidated 2003 | Consolidated 2002 | Sons of Gwalia Ltd 2003 | Sons of Gwalia Ltd 2002 |
|---|---|---|---|---|
| Prepayments | **1,394** | 1,683 | **1,178** | 547 |
| Unrealised loss on foreign exchange hedges (i) | **11,454** | - | **11,454** | - |
| Sundry | **150** | 150 | **102** | 102 |
| | **12,998** | 1,833 | **12,734** | 649 |

(i) Refer to Note 1(r) for further explanation.

## 8) RECEIVABLES (NON CURRENT)

| | Consolidated 2003 | Consolidated 2002 | Sons of Gwalia Ltd 2003 | Sons of Gwalia Ltd 2002 |
|---|---|---|---|---|
| Amounts receivable from controlled entities | **-** | - | **154,248** | 155,185 |
| Other receivables (i) | **8,346** | 96 | **-** | - |
| | **8,346** | 96 | **154,248** | 155,185 |

(i) Included in the other receivables is $8.25 million due from Anaconda Nickel Ltd in relation to the sale, in a prior year, of mining properties by a controlled entity of the Group. The receivable is non-interest bearing and is due in December 2005.

# 9) OTHER FINANCIAL ASSETS (NON-CURRENT)

| | | Consolidated | | Sons of Gwalia Ltd | |
|---|---|---|---|---|---|
| | | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |
| a) | Investments comprise: | | | | |
| | Shares | | | | |
| | - listed on a prescribed stock exchange at cost | **10,529** | 8,040 | **10,529** | 5,590 |
| | - unlisted at cost | **7,894** | 7,643 | **5,228** | 5,228 |
| | Provision for diminution | **(9,129)** | (7,522) | **(6,582)** | (5,228) |
| | | **9,294** | 8,161 | **9,175** | 5,590 |
| b) | Investment in controlled entities at cost (Note 9(d)) | | | | |
| | - unlisted shares | **-** | - | **603,627** | 603,627 |
| | Provision for diminution | **-** | - | **(130,770)** | (130,770) |
| | | **-** | - | **472,857** | 472,857 |
| c) | Investment in associated entities at cost (Note 9(e)) | **22,442** | 28,019 | **-** | 5,577 |
| | Provision for diminution | **(22,442)** | (22,442) | **-** | - |
| | | **-** | 5,577 | **-** | 5,577 |
| | | **9,294** | 13,738 | **482,032** | 484,024 |
| | Aggregate quoted market value at balance date of shares listed on a prescribed stock exchange | **5,291** | 9,761 | **4,653** | 7,827 |

There would be no material capital gains tax payable if these assets were sold at the reporting date. Listed investments have not been written down to market value at balance date as the Directors consider the recoverable amount of the shares to be in excess of their carrying value.

Included in listed shares at cost are the following material investments:

i) **Apollo Gold Mining NL**

- Apollo Gold Mining NL ("Apollo") is a gold exploration company with land holdings in the Laverton region of Western Australia.
- Sons of Gwalia Ltd hold a 15% (2002: nil) ownership interest in Apollo, of which 93.5% is held in escrow until February 2005.

ii) **Bemax Resources NL**

- Bemax Resources NL ("Bemax") is a mineral sands exploration company in the Murray Basin region of Australia.
- Sons of Gwalia Ltd holds a 19.1% (2002: 16.6%) ownership interest in Bemax. The shares are readily saleable.

d) Investment in controlled entities comprise:

| | Country of Incorporation | Percentage Ownership 2003 % | 2002 % | Chief Entity Carrying Value of Investment 2003 $'000 | 2002 $'000 |
|---|---|---|---|---|---|
| **Chief Entity** | | | | | |
| Sons of Gwalia Ltd | | | | | |
| **Controlled Entities** | | | | | |
| City Resources (WA) Pty Ltd | (i) AUS | 100 | 100 | - | - |
| Criterion Share Registry Pty Ltd | AUS | 100 | 100 | - | - |
| Gasgoyne Gold Mines NL | (i) AUS | 100 | 100 | 58,639 | 58,639 |
| Gwalia Securities Pty Ltd | AUS | 100 | 100 | - | - |
| Gwalia Tantalum Pty Ltd | (i) AUS | 100 | 100 | 52,564 | 52,564 |
| Orion Resources NL | (i) AUS | 100 | 100 | 87,515 | 87,515 |
| Pacific Wildcat Resources Corporation | (ii) CAN | 62 | 60 | - | - |
| Sons of Gwalia (Murchison) NL | (i) AUS | 100 | 100 | 3,018 | 3,018 |
| Tantalum Refinery Co Pty Ltd | (i) AUS | 100 | 100 | - | - |
| Mincoa NL | (i) AUS | 100 | 100 | - | - |
| • Mincoa Nominees Pty Ltd | AUS | 100 | 100 | - | - |
| Invincible Gold NL | (i) AUS | 100 | 100 | 6,547 | 6,547 |
| • Zephyr 2 Pty Ltd | (i) AUS | 100 | 100 | - | - |
| • Greenstone Investments Pty Ltd | (i) AUS | 100 | 100 | - | - |
| Gwalia Consolidated Ltd | (i) AUS | 100 | 100 | 28,782 | 28,782 |
| • Sevake Pty Ltd | AUS | 100 | 100 | - | - |
| • Metallica Limited | (i) AUS | 97 | 97 | - | - |
| • Gwalia Minerals NL | (i) AUS | 100 | 100 | - | - |
| ▪ Lithium Australia Ltd | (i) AUS | 100 | 100 | - | - |
| ▪ Greenbushes Ltd | (i) AUS | 100 | 100 | - | - |
| ▫ Kensington Investments Pty Ltd | AUS | 100 | 100 | - | - |
| ▫ Zinnanda Pty Ltd | AUS | 100 | 100 | - | - |
| Burmine Limited | (i) AUS | 100 | 100 | 51,692 | 51,692 |
| • Burmine Exploration (SA) Pty Ltd | AUS | 100 | 100 | - | - |
| • Burmine Gold NL | (i) AUS | 100 | 100 | - | - |
| • Burmine Management Pty Ltd | AUS | 100 | 100 | - | - |
| • Burmine Shelf No.1 Pty Ltd | AUS | 100 | 100 | - | - |
| • Kurrajong Pty Ltd | AUS | 95 | 95 | - | - |
| • Burmine Operations Pty Ltd | (i) AUS | 100 | 100 | - | - |
| ▪ Fraser Mine Management Pty Ltd | AUS | 100 | 100 | - | - |
| • Burmine Exploration NL | (i) AUS | 100 | 100 | - | - |
| ▪ Austmin Platinum Mines Pty Ltd | AUS | 100 | 100 | - | - |
| • Burmine Investments Pty Ltd | AUS | 100 | 100 | - | - |
| • Europa Minerals Group plc | (ii) UK | 100 | 100 | - | - |
| ▪ Energy Management and Finance Ltd | (ii) UK | 100 | 100 | - | - |
| ▪ Europa Coal Australia Pty Ltd | (ii) AUS | 100 | 100 | - | - |
| ▪ Europa Energy plc | (ii) UK | 100 | 100 | - | - |
| ▫ Europa Energy (Finance) Ltd | (ii) UK | 100 | 100 | - | - |
| ▫ Europa Energy (US) Ltd | (ii) UK | 100 | 100 | - | - |
| ▫ Europa Energy (Investment) Ltd | (ii) UK | 100 | 100 | - | - |
| - Europa Minerals Australia Pty Ltd | (ii) AUS | 100 | 100 | - | - |
| - Europa Minerals Inc (USA) | (ii) USA | 100 | 100 | - | - |
| - Europa Minerals Ltd | (ii) UK | 100 | 100 | - | - |
| . Europa Mining Services Ltd | (ii) UK | 100 | 100 | - | - |
| . Draycott Cross Colliery Ltd | (ii) UK | 100 | 100 | - | - |
| . Solidville Ltd | (ii) UK | 100 | 100 | - | - |
| PacMin Mining Corporation Ltd | (i) AUS | 100 | 100 | 184,100 | 184,100 |
| • PacMin Mining NL * | AUS | - | 100 | - | - |
| • Oriole Resources Ltd | (i) AUS | 100 | 100 | - | - |
| • PacMin Corporation Pty Ltd: | AUS | 100 | 100 | - | - |
| ▪ PacMin Resources Pty Ltd | AUS | 100 | 100 | - | - |
| • Tarmoola Joint Venture Pty Ltd | AUS | 100 | 100 | - | - |
| ▪ Tarmoola Australia Pty Ltd | (i) AUS | 100 | 100 | - | - |
| ▫ Tarmoola Operations Pty Ltd | (i) AUS | 100 | 100 | - | - |
| ▫ Donegal Exploration and Mining Service Pty Ltd | AUS | 100 | 100 | - | - |
| ▫ Mount Edon Mines Pty Ltd | AUS | 100 | 100 | - | - |
| ▫ Mount Edon Mines International Ltd | (i) AUS | 100 | 100 | - | - |
| ▫ Mount Edon SA | (ii) SWITZ | 100 | 100 | - | - |
| ▫ Consolidated Resources NL | (i) AUS | 100 | 100 | - | - |
| - Scanfire Exploration Pty Ltd | AUS | 100 | 100 | - | - |
| - Edjudina Operations Pty Ltd | AUS | 100 | 100 | - | - |
| | | | | **472,857** | 472,857 |

* The Company's interest in Pacmin Mining NL was sold during the financial year.

(i) Pursuant to a Class Order 98/1418, relief has been granted to these controlled entities of Sons of Gwalia Ltd from the Corporation Act 2001 requirements for preparation, audit and publication of accounts.

As a condition of the Class Order, Sons of Gwalia Ltd and its controlled entities subject to the Class Order (the "Closed Group") are parties to a Deed of Cross Guarantee dated 21 May 1993. The effect of the Deed is that Sons of Gwalia Ltd has guaranteed to pay any deficiency in the event of the winding up of the controlled entities. The controlled entities have also given a similar guarantee in the event that Sons of Gwalia Ltd or any other company forming part of the Closed Group is wound up.

(ii) Controlled entities, which are audited by firms other than the auditors of the parent entity.

| The consolidated statement of financial performance and statement of financial position of the entities which are members of the 'Closed Group' are as follows: | 2003 $'000 | 2002 $'000 |
|---|---|---|
| **Statement of Financial Performance** | | |
| Profit from ordinary activities before income tax | **27,736** | 29,228 |
| Income tax (expense)/credit attributable to ordinary activities | **8,320** | (1,645) |
| Net profit attributable to members of the company | **36,056** | 27,583 |
| Retained profits at the beginning of the financial year | **62,679** | 74,704 |
| Dividends provided for or paid | **(12,403)** | (23,275) |
| Retained profits at the end of the financial year | **86,332** | 79,012 |
| **Statement of Financial Position** | | |
| Current assets | | |
| Cash assets | **15,388** | 70,241 |
| Receivables | **105,891** | 90,050 |
| Inventories | **66,024** | 39,958 |
| Other | **12,998** | 1,125 |
| Total current assets | **200,301** | 201,374 |
| Non-current assets | | |
| Other financial assets | **26,156** | 258,918 |
| Inventory | **13,462** | 18,173 |
| Property, plant and equipment | **217,423** | 209,294 |
| Expenditure carried forward | **509,753** | 246,553 |
| Mineral exploration expenditure | **328,770** | 106,219 |
| Deferred tax assets | **69,970** | 22,819 |
| Other | **95,588** | 24,310 |
| Total non-current assets | **1,261,122** | 886,286 |
| Total assets | **1,461,423** | 1,087,660 |
| Current liabilities | | |
| Payables | **86,000** | 73,968 |
| Interest bearing liabilities | **4,490** | 7,896 |
| Deferred tax liabilities | **1,475** | - |
| Provisions | **14,262** | 2,890 |
| Other | **20,223** | - |
| Total current liabilities | **126,450** | 84,754 |
| Non-current liabilities | | |
| Interest bearing liabilities | **294,568** | 312,668 |
| Deferred tax liabilities | **182,877** | 98,763 |
| Provisions | **17,826** | 10,620 |
| Other | **127,437** | 16,910 |
| Total non-current liabilities | **622,708** | 438,961 |
| Total liabilities | **749,158** | 523,715 |
| Net assets | **712,265** | 563,945 |
| Equity | | |
| Contributed equity | **625,933** | 484,933 |
| Retained profits | **86,332** | 79,012 |
| Total equity | **712,265** | 563,945 |

| | | Balance Date | Consolidated Entity Interest 2003 $'000 | Consolidated Entity Interest 2002 $'000 | % of Equity held by Consolidated Entity 2003 % | % of Equity held by Consolidated Entity 2002 % | % Voting Rights held by Consolidated Entity 2003 % | % Voting Rights held by Consolidated Entity 2002 % |
|---|---|---|---|---|---|---|---|---|
| e) *Investments in Associates* | | | | | | | | |
| Mines d'Or Salsigne | (i) | 30/06/03 | **22,442** | 22,442 | **50** | 50 | **50** | 50 |
| Probo Mining NL | (ii) | 30/06/03 | **-** | 5,577 | **-** | 50 | **-** | 50 |

i) The principal activity of Mines d'Or Salsigne is the production of gold in France. The investment in Mines d'Or Salsigne has been fully provided for.

ii) The principal activity of Probo Mining NL was exploration for mineral sands.

Equity accounting has not been applied as the results are not materially different from the actual results reflected in Sons of Gwalia's consolidated accounts.

## 10) INVENTORIES (NON CURRENT)

| | Consolidated 2003 $'000 | Consolidated 2002 $'000 | Sons of Gwalia Ltd 2003 $'000 | Sons of Gwalia Ltd 2002 $'000 |
|---|---|---|---|---|
| At net realisable value: | | | | |
| - work in progress | **13,462** | 18,173 | **13,462** | 18,173 |

## 11) PROPERTY, PLANT AND EQUIPMENT

| | Consolidated 2003 $'000 | Consolidated 2002 $'000 | Sons of Gwalia Ltd 2003 $'000 | Sons of Gwalia Ltd 2002 $'000 |
|---|---|---|---|---|
| *Land* | | | | |
| - at cost | **2,271** | 5,668 | **277** | 3,877 |
| - provision for depreciation | **(487)** | (289) | **(62)** | (114) |
| | **1,784** | 5,379 | **215** | 3,763 |
| *Buildings* | | | | |
| - at cost | **16,610** | 21,507 | **5,934** | 10,305 |
| - provision for depreciation | **(9,426)** | (12,041) | **(4,415)** | (6,969) |
| | **7,184** | 9,466 | **1,519** | 3,336 |
| *Plant and equipment* | | | | |
| - at cost | **282,268** | 230,061 | **86,877** | 39,03[illegible] |
| - provision for depreciation | **(87,859)** | (52,534) | **(49,704)** | (12,704) |
| | **194,409** | 177,527 | **37,173** | 26,334 |
| *Plant and equipment under finance lease* | | | | |
| - at cost | **3,649** | 76,983 | **2,854** | 57,800 |
| - provision for amortisation | **(1,250)** | (53,094) | **(964)** | (47,444) |
| | **2,399** | 23,889 | **1,890** | 10,356 |
| Construction in progress | **12,606** | 12,679 | **10,286** | 8,599 |
| Total property, plant and equipment at cost | **317,404** | 346,898 | **106,228** | 119,619 |
| Total provision for depreciation and amortisation | **(99,022)** | (117,958) | **(55,145)** | (67,231) |
| Total written down value of property, plant and equipment | **218,382** | 228,940 | **51,083** | 52,388 |

Land and buildings at the mine sites form part of the Sons of Gwalia Ltd mining operations. The Company's policy with respect to depreciation buildings applicable to mining assets is disclosed in Note 1(m) of the notes to the accounts.

Assets under finance lease are pledged as security for the associated lease liability.

a) **Reconciliations**

Reconciliations of the carrying amounts of property, plant and equipment at the beginning and end of the current and previous financial year.

| | Consolidated 2003 $'000 | Consolidated 2002 $'000 | Sons of Gwalia Ltd 2003 $'000 | Sons of Gwalia Ltd 2002 $'000 |
|---|---|---|---|---|
| *Land* | | | | |
| - carrying amount at beginning | **5,379** | 5,450 | **3,763** | 3,690 |
| - additions | **203** | 91 | **-** | 91 |
| - disposals | **(3,519)** | (139) | **(3,519)** | - |
| - depreciation expense | **(279)** | (23) | **(29)** | (18) |
| | **1,784** | 5,379 | **215** | 3,763 |
| *Buildings* | | | | |
| - carrying amount at beginning | **9,466** | 9,270 | **3,336** | 2,702 |
| - additions | **155** | 1,317 | **-** | 1,263 |
| - disposals | **(1,635)** | - | **(1,417)** | - |
| - depreciation expense | **(802)** | (1,121) | **(400)** | (629) |
| | **7,184** | 9,466 | **1,519** | 3,336 |
| *Plant and equipment* | | | | |
| - carrying amount at beginning | **177,527** | 67,438 | **26,334** | 15,686 |
| - additions | **18,623** | 93,827 | **8,131** | 13,257 |
| - disposals | **(1,882)** | (25) | **(1,314)** | (9) |
| - ownership transfer from leased assets | **10,546** | - | **8,395** | - |
| - additions through acquisition of entities/operations | **-** | 29,368 | **-** | - |
| - depreciation expense | **(10,405)** | (13,081) | **(4,373)** | (2,600) |
| | **194,409** | 177,527 | **37,173** | 26,334 |
| *Plant and equipment under finance lease* | | | | |
| - carrying amount at beginning | **23,889** | 14,771 | **10,356** | 11,943 |
| - additions | **473** | 1,768 | **486** | 1,768 |
| - disposals | **(9,876)** | - | **(85)** | - |
| - transferred to plant and equipment | **(10,546)** | - | **(8,395)** | |
| - additions through acquisition of entities/operations | **-** | 13,229 | **-** | - |
| - amortisation | **(1,541)** | (5,879) | **(472)** | (3,355) |
| | **2,399** | 23,889 | **1,890** | 10,356 |
| *Construction in progress* | | | | |
| - carrying amount at beginning | **12,679** | 44,703 | **8,599** | 12,517 |
| - additions / (transfer) of property, plant and equipment | **(73)** | (32,024) | **1,687** | (3,918) |
| | **12,606** | 12,679 | **10,286** | 8,599 |

## 12) EXPENDITURE CARRIED FORWARD

| | Consolidated | | Sons of Gwalia Ltd | |
|---|---|---|---|---|
| | 2003 S'000 | 2002 S'000 | 2003 S'000 | 2002 S'000 |
| Mine development expenditure | **491,626** | 446,966 | **171,969** | 166,864 |
| Accumulated amortisation | **(192,633)** | (167,044) | **(124,215)** | (115,400) |
| | **298,993** | 279,922 | **47,754** | 51,464 |
| Deferred mining expenditure | **210,760** | 171,688 | **73,008** | 57,799 |
| | **509,753** | 451,610 | **120,762** | 109,263 |

The ultimate recoupment of mine development and deferred mining expenditure is dependent upon the successful development and commercial exploitation or sale of the respective mine.

## 13) MINERAL EXPLORATION EXPENDITURE

| | | | | |
|---|---|---|---|---|
| Exploration tenements in production | **21,473** | 28,195 | **21,418** | 28,149 |
| Accumulated amortisation | **(11,531)** | (16,211) | **(11,531)** | (16,211) |
| | **9,942** | 11,984 | **9,887** | 11,938 |
| Exploration expenditure on tenements | **583,193** | 611,221 | **111,948** | 105,183 |
| Expenditure written off | **(262,390)** | (295,629) | **(66,637)** | (65,200) |
| | **320,803** | 315,592 | **45,311** | 39,983 |
| Total mineral exploration expenditure carried forward | **330,745** | 327,576 | **55,198** | 51,921 |

The ultimate recoupment of expenditure carried forward for exploration and evaluation phases is dependent upon the successful development and commercial exploitation or sale of the respective exploration area.

## 14) OTHER ASSETS (NON-CURRENT)

| | | | | |
|---|---|---|---|---|
| Deferred borrowing costs | **6,271** | 6,588 | **6,271** | 6,588 |
| Net premium paid for hedge contracts and hedge book restructure | **23,187** | 20,430 | **23,187** | 20,430 |
| Unrealised loss on foreign exchange hedges (i) | **66,130** | - | **66,130** | - |
| Premium paid for gold options | **-** | - | **11,840** | 11,840 |
| | **95,588** | 27,018 | **107,428** | 38,858 |

(i) Refer to Note 1(r) for further explanation.

## 15) JOINT VENTURES

The consolidated entity has interests in the following material joint ventures:

| Joint Venture | Principal Activities | Percentage Interest 2003 | 2002 |
|---|---|---|---|
| Sons of Gwalia Ltd | | | |
| Cornishman | Gold Exploration | **51%** | 51% |
| Sandy Soak | Gold Exploration | **91%** | 91% |
| Controlled Entities | | | |
| Coober Pedy (Mt Woods) * | Gold/Copper Exploration | **3.8%** | 3.8% |
| Weld Range | Nickel/Platinum Exploration | **65%** | 65% |
| Murray Basin Titanium | Mineral Sands Exploration | **50%** | 50% |
| Murray Basin | Mineral Sands Mining | **50%** | 50% |
| Wilson Creek | Gold Exploration | **30%** | 49% |

* The Company has sold its interest in the Coober Pedy JV subsequent to the financial year. This transaction was not material to the consolidated entity.

| | Consolidated | | Sons of Gwalia Ltd | |
|---|---|---|---|---|
| | **2003 $'000** | 2002 $'000 | **2003 $'000** | 2002 $'000 |

The aggregate interest in the joint ventures are included in the accounts as follows:

| | Consolidated 2003 $'000 | Consolidated 2002 $'000 |
|---|---|---|
| CURRENT ASSETS | | |
| Cash assets | **82** | 719 |
| Receivables | **20,796** | 8,252 |
| Inventories | **6,364** | 4,586 |
| Other | **170** | 136 |
| TOTAL CURRENT ASSETS | **27,412** | 13,693 |
| NON-CURRENT ASSETS | | |
| Receivables | **96** | 96 |
| Property, plant and equipment | **9,600** | 10,426 |
| Expenditure carried forward | **8,093** | 8,502 |
| Mineral exploration expenditure | **4,972** | 4,637 |
| TOTAL NON-CURRENT ASSETS | **22,761** | 23,661 |
| TOTAL ASSETS | **50,173** | 37,354 |
| CURRENT LIABILITIES | | |
| Payables | **1,676** | 1,617 |
| Provisions | **35** | 244 |
| TOTAL CURRENT LIABILITIES | **1,711** | 1,861 |
| NON-CURRENT LIABILITIES | | |
| Provisions | **447** | 177 |
| TOTAL NON-CURRENT LIABILITIES | **447** | 177 |
| TOTAL LIABILITIES | **2,158** | 2,038 |
| NET ASSETS | **48,015** | 35,316 |
| Total revenue from ordinary activities | **14,933** | 8,349 |
| Total expenses from ordinary activities | **(17,634)** | (10,219) |
| NET LOSS | **(2,701)** | (1,870) |

There are no material capital expenditure commitments in respect of the joint venture.

## 16) PAYABLES (CURRENT)

| | Consolidated 2003 $'000 | Consolidated 2002 $'000 | Sons of Gwalia Ltd 2003 $'000 | Sons of Gwalia Ltd 2002 $'000 |
|---|---|---|---|---|
| Trade creditors | **36,539** | 44,670 | **35,120** | 41,895 |
| Accruals | **48,013** | 52,160 | **27,254** | 21,219 |
| Other | **1,508** | 3,198 | **1,293** | 1,319 |
| | **86,060** | 100,028 | **63,667** | 64,433 |

Payables are non-interest bearing and are normally settled on 30 to 60 day terms.

## 17) INTEREST BEARING LIABILITIES (CURRENT)

| | Consolidated 2003 $'000 | Consolidated 2002 $'000 | Sons of Gwalia Ltd 2003 $'000 | Sons of Gwalia Ltd 2002 $'000 |
|---|---|---|---|---|
| Loans – unsecured | **3,100** | - | **3,100** | - |
| Lease liability (refer Note 33(b)) | **1,390** | 7,896 | **1,059** | 2,651 |
| | **4,490** | 7,896 | **4,159** | 2,651 |

Terms and conditions of the above financial instruments:

i) The unsecured loans are due and payable within 12 months and have an effective interest rate of 7.3%.

ii) Finance leases have an average term of 3 years. The average discount rate implicit in the leases is 8.2%.

## 18) PROVISIONS (CURRENT)

| | Consolidated 2003 S'000 | Consolidated 2002 S'000 | Sons of Gwalia Ltd 2003 S'000 | Sons of Gwalia Ltd 2002 S'000 |
|---|---|---|---|---|
| Employee entitlements (refer Note 30(a)) | **9,871** | 8,676 | **7,513** | 6,736 |
| Group restructure (i) | **2,711** | - | **2,711** | - |
| Sundry (ii) | **1,680** | 1,830 | **1,680** | 1,680 |
| | **14,262** | 10,506 | **11,904** | 8,416 |

***Movement in Provisions***

i) **Provision for Group Restructure**

| | Consolidated 2003 S'000 | Consolidated 2002 S'000 | Sons of Gwalia Ltd 2003 S'000 | Sons of Gwalia Ltd 2002 S'000 |
|---|---|---|---|---|
| Carrying amount at the beginning of the financial year | **-** | | **-** | |
| Additional provision | **3,000** | | **3,000** | |
| Amounts utilised during the year | **(289)** | | **(289)** | |
| Carrying amount at the end of the financial year | **2,711** | | **2,711** | |

A provision was recognised during the year in relation to the restructure of the Company's gold and Perth Office functions. Utilisation of the provision during the year relates to redundancy payments and consulting costs.

ii) **Sundry**

The sundry provision has not significantly moved this financial year. It represents various provisions which are expected to be settled during the next financial year.

## 19) OTHER LIABILITIES (CURRENT)

| | Consolidated 2003 S'000 | Consolidated 2002 S'000 | Sons of Gwalia Ltd 2003 S'000 | Sons of Gwalia Ltd 2002 S'000 |
|---|---|---|---|---|
| Unrealised liability on FX hedges (i) | **11,454** | - | **11,454** | - |
| Deferred income | **8,769** | 894 | **8,769** | 894 |
| | **20,223** | 894 | **20,223** | 894 |

(i) Refer to Note 1(r) for further explanation.

## 20) INTEREST BEARING LIABILITIES (NON-CURRENT)

| | Consolidated 2003 S'000 | Consolidated 2002 S'000 | Sons of Gwalia Ltd 2003 S'000 | Sons of Gwalia Ltd 2002 S'000 |
|---|---|---|---|---|
| Loans – unsecured | **291,125** | 322,313 | **291,125** | 308,980 |
| Lease liability (refer Note 33(b)) | **3,443** | 22,955 | **3,056** | 3,676 |
| | **294,568** | 345,268 | **294,181** | 312,656 |

Terms and conditions of the above financial instruments:

i) The unsecured loans have an average effective interest rate of 7.3%. They comprise of:

- A$254.5 million in senior notes denominated in US$ to the sum of US$170 million (2002: US$170 million). They are due for repayment between 2007 and 2011.
- AUD facilities totalling $36.6 million which are due for repayment in the 2005 financial year.

ii) Finance leases have an average term of 3 years. The average discount rate implicit in the leases is 8.2%.

## 21) PROVISIONS (NON-CURRENT)

| | Consolidated | | Sons of Gwalia Ltd | |
|---|---|---|---|---|
| | 2003 S'000 | 2002 S'000 | 2003 S'000 | 2002 S'000 |
| Employee entitlements (refer Note 30(a)) | **3,826** | 3,586 | **2,241** | 2,104 |
| Restoration (i) | **14,000** | 13,933 | **116** | 81 |
| | **17,826** | 17,519 | **2,357** | 2,185 |

***Movement in Provisions***

i) **Provision for Restoration**

| | Consolidated 2003 S'000 | Sons of Gwalia Ltd 2003 S'000 |
|---|---|---|
| Carrying amount at the beginning of the financial year | **13,933** | **81** |
| Additional provision | **3,045** | **1,025** |
| Amounts utilised during the year | **(2,978)** | **(990)** |
| Carrying amount at the end of the financial year | **14,000** | **116** |

Refer to Note 1(g) for details on the Company's policy with respect to restoration provision.

## 22) OTHER LIABILITIES (NON CURRENT)

| | Consolidated 2003 S'000 | Consolidated 2002 S'000 | Sons of Gwalia Ltd 2003 S'000 | Sons of Gwalia Ltd 2002 S'000 |
|---|---|---|---|---|
| Unrealised liability on foreign exchange hedges (i) | **66,130** | - | **66,130** | - |
| Unrealised foreign exchange gain on US$ Notes | **61,361** | 16,910 | **61,361** | 16,910 |
| Other | **(54)** | - | **-** | - |
| | **127,437** | 16,910 | **127,491** | 16,910 |

(i) Refer to Note 1(r) for further explanation.

## 23) CONTRIBUTED EQUITY

| | | Consolidated 2003 S'000 | Consolidated 2002 S'000 | Sons of Gwalia Ltd 2003 S'000 | Sons of Gwalia Ltd 2002 S'000 |
|---|---|---|---|---|---|
| a) | Issued and paid up capital | **488,729** | 484,933 | **488,729** | 484,933 |

| b) *Movement in shares on issue* | 2003 Number of Shares | 2003 S'000 | 2002 Number of Shares | 2002 S'000 |
|---|---|---|---|---|
| Beginning of the financial year | **165,233,720** | **484,933** | 121,698,102 | 218,743 |
| Issued during the year | | | | |
| - dividend reinvestment scheme | **1,023,468** | **2,731** | 1,539,547 | 9,388 |
| - employee share scheme | **-** | **-** | 517,750 | 3,430 |
| - purchase of Probo Mining NL (i) | **500,000** | **1,065** | - | - |
| - equity issues | **-** | **-** | 18,258,116 | 125,335 |
| Less transactions costs: | | | | (3,010) |
| - purchase of PacMin Mining Corporation Ltd | **-** | **-** | 23,560,760 | 133,529 |
| Bought back during the year | **-** | **-** | (340,555) | (2,482) |
| End of the financial year | **166,757,188** | **488,729** | 165,233,720 | 484,933 |

(i) During the year 500,000 shares were issued as deferred consideration for acquiring all the issued capital of Probo Mining NL. In December 2002 the Company sold its investment in Probo Mining NL.

c) ***Share Options***

Options over ordinary shares:

Executive Options Scheme

At the end of the year there were 800,000 (2002: 875,000) unissued ordinary shares in respect of which options were outstanding, which will become exercisable from 29 November 2003.

d) ***Terms and Conditions of Contributed Equity***

Ordinary Shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

| | Consolidated | | Sons of Gwalia Ltd | |
|---|---|---|---|---|
| | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |
| e) ***Foreign Currency Translation*** | | | | |

i) Nature and Purpose of Reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining foreign operations.

ii) Movements in Reserve

| | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |
|---|---|---|---|---|
| Balance at beginning of year | **(27)** | - | - | - |
| Loss on translation of overseas controlled entities | **(17)** | (27) | - | - |
| Balance at end of year | **(44)** | (27) | - | - |

f) ***Retained Profits***

| | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |
|---|---|---|---|---|
| Balance at the beginning of year | **135,389** | 101,501 | **4,735** | 14,993 |
| Net profit attributable to members of Sons of Gwalia Ltd | **34,514** | 57,163 | **10,528** | 13,017 |
| Total available for appropriation | **169,903** | 158,664 | **15,263** | 28,010 |
| Dividends provided for or paid | **(12,403)** | (23,275) | **(12,403)** | (23,275) |
| Balance at end of year | **157,500** | 135,389 | **2,860** | 4,735 |

g) Reconciliation of outside equity interest in controlled entities:

| | 2003 $'000 | 2002 $'000 |
|---|---|---|
| Opening balance | **343** | 385 |
| Gain on issue of new shares | **(109)** | (42) |
| Closing balance | **234** | 343 |

## 24) STATEMENT OF CASH FLOWS

| | Consolidated | | Sons of Gwalia Ltd | |
|---|---|---|---|---|
| | **2003 $'000** | **2002 $'000** | **2003 $'000** | **2002 $'000** |
| **a) *Reconciliation of Cash*** | | | | |
| Cash balance comprises: | | | | |
| - cash on hand | **5,113** | 54,507 | **4,144** | 204 |
| - gold on metal account | **10,349** | 15,734 | **10,349** | 15,734 |
| Closing cash balance | **15,462** | 70,241 | **14,493** | 15,938 |
| **b) *Reconciliation of Net Profit after Tax to the Net Cash Flows from Operations*** | | | | |
| Net profit after tax | **34,514** | 57,163 | **10,528** | 13,017 |
| Depreciation and amortisation: | | | | |
| - property, plant and equipment | **11,486** | 14,225 | **4,802** | 2,685 |
| - plant and equipment under lease | **1,541** | 5,879 | **472** | 3,355 |
| - mining tenements | **438** | 501 | **437** | 501 |
| - mine development | **50,627** | 34,487 | **18,577** | 16,044 |
| - other non-current assets | **948** | 838 | **948** | 838 |
| Deferred mining and commissioning expenditure | **(45,157)** | (71,127) | **(2,794)** | (20,776) |
| Provision for employee entitlements | **1,436** | 1,965 | **913** | 2,208 |
| Exploration expenditure written off | **8,052** | 8,000 | **1,501** | 8,000 |
| Profit on sale of non-current assets | **(10,236)** | (8,079) | **(7,748)** | (306) |
| Net provision for restoration | **(2,512)** | (1,525) | **35** | (1,627) |
| Exploration expenditure | **(11,857)** | (12,547) | **(5,181)** | (11,301) |
| Write down of mining properties | **-** | 25,000 | **-** | 25,000 |
| Write down of accumulated deferred waste | **5,404** | - | **899** | - |
| Other provisions | **3,000** | 2,000 | **3,000** | 2,000 |
| **Changes in assets and liabilities:** | | | | |
| Trade debtors | **(1,509)** | 1,657 | **-** | (174) |
| Other receivables | **(5,737)** | (1,386) | **(2,988)** | 930 |
| Loan from controlled entity forgiven | **-** | - | **(30,564)** | (58,022) |
| Accounts payable | **(12,526)** | 3,825 | **(766)** | 40,007 |
| Inventory | **(823)** | (15,061) | **76** | 2,750 |
| Deferred tax assets and liability (net) | **(2,056)** | 13,327 | **(24,157)** | (6,511) |
| Other | **702** | (1,563) | **(1,595)** | (1,100) |
| **Net Cash Flows from Operations** | **25,735** | 57,579 | **(33,605)** | 17,518 |

c) ***Acquisition and Disposal of Controlled Entities***

In August 2002 the Company acquired 100% of the issued capital of Probo Mining NL ("Probo") through the issue of 500,000 ordinary shares in Sons of Gwalia Ltd. The net assets acquired comprised of investments and exploration properties only. No monetary assets were acquired.

Later in the financial year, the Company sold 100% of the issued capital of Probo (December 2002) and Pacmin Mining NL (January 2003). Details of the disposals are as follows:

| | 2003 $'000 |
|---|---|
| Proceeds on disposal: | |
| - cash | 15,400 |
| - deferred settlement | 5,800 |
| - shares | 1,700 |
| | 22,900 |
| The carrying amounts of assets disposed of are: | |
| - expenditure carried forward | 10,000 |
| - mineral exploration expenditure | 8,239 |
| Net asset of entities sold | 18,239 |
| Profit on disposal | 4,661 |
| Net cash effect: | |
| - cash proceeds | 15,400 |

d) ***Non-Cash Financing Activities***

Finance Lease Transactions

During the financial year the consolidated entity acquired plant and equipment with an aggregate fair value of $473,018 (2002: $1,768,024) by finance leases.

Dividend Reinvestment Plan

Under the terms of the dividend reinvestment plan, $2,730,614 (2002: $9,388,401) of dividends were paid via the issue of 1,023,468 shares (2002: 1,539,547).

e) ***Financing Facilities***

| | Consolidated | | Sons of Gwalia Ltd | |
|---|---|---|---|---|
| | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |
| The total facilities available at balance date were as follows: | | | | |
| - Loans – unsecured | **351,625** | 388,980 | **351,625** | 375,647 |
| *Used at balance date* | | | | |
| - Loans – unsecured | **294,225** | 322,313 | **294,225** | 308,980 |
| - Lease liability | **4,833** | 30,851 | **4,115** | 6,327 |
| *Available at balance date* | | | | |
| - Loans – unsecured | **57,400** | 66,667 | **57,400** | 66,667 |
| - Cash assets | **15,462** | 70,241 | **14,493** | 15,938 |

# 25) FINANCIAL INSTRUMENTS

a) ***Hedging Position***

The consolidated entity enters into financial transactions in the normal course of business for the purpose of hedging and managing its exposure to gold prices, exchange rates and interest rates.

i) Gold Hedging Contracts

The consolidated entity had at 30 June 2003, 3,203,344 (2002: 4,832,502) ounces of gold hedged for delivery from July 2003 to June 2010 under the following arrangements:

| Instrument Type | A$ Denominated | | US$ Denominated | | Total Ounces |
|---|---|---|---|---|---|
| | Ounces | Average Price | Ounces | Average Price | |
| Puts * | 2,002,229 | 599 | - | - | 2,002,229 |
| Convertible Puts/Forwards | 209,760 | 606 | - | - | 209,760 |
| Forward Sales Contracts | 891,355 | 541 | 100,000 | 368 | 991,355 |
| | 3,103,344 | 583 | 100,000 | 368 | 3,203,344 |

* Includes 439,552 ounces of indexed put options under which, gold lease rates are a function of the A$ gold spot price. The indexed put options expire between financial years 2005 and 2009.

In addition, the consolidated entity has sold 570,510 ounces in calls and 128,700 ounces in contingent calls. The contingent calls will only come into existence if spot gold exceeds A$540 at particular specified future dates. The calls are struck at prices between A$525-A$575 and mature between September 2003 and December 2007.

None of the above gold hedging contracts, or the hedging facilities with relevant counterparties, are subject to margin calls.

ii) Foreign Exchange Hedging

The consolidated entity had at 30 June 2003, US$459 million in US dollar hedging commitments for delivery between July 2003 to September 2008 and a further US$320 million in contingent commitments due between December 2003 and June 2006 at an average rate of A$/US$ 0.71. These contracts are specific hedges of US dollar revenues from current and anticipated "take or pay" tantalum sales contracts.

A summary of the consolidated entity's foreign exchange hedge book at 30 June 2003 is presented below:

| Hedging Commitments (US$ millions) | FY2004 | FY2005 | FY2006 | FY2007-09 |
|---|---|---|---|---|
| **Hedging Commitments** | | | | |
| Forwards | 73.4 | 4.0 | 44.1 | 248.1 |
| Sold US$ Calls | 30.5 | 25.0 | - | 34.0 |
| **Potential Commitments** | | | | |
| Sold Contingent US$ Calls[(i)] | 48.4 | 187.6 | 84.6 | - |
| Maximum Potential Hedging | 152.3 | 216.6 | 128.7 | 282.1 |
| Average Rate | 0.6950 | 0.6900 | 0.7100 | 0.7050 |

(i) Contingent positions are structured so that if the A$/US$ spot rate is above the applicable barrier levels at specified dates in the future, each contingent position will no longer exist. The future delivery rates would therefore vary from the above table if and when these contingent positions no longer exist. The relevant amounts and barrier levels for this class of commitment are:

| Contingent Positions | Barrier Level AUD/USD | FY2004 US$ m | FY2005 US$ m | FY2006 US$ m |
|---|---|---|---|---|
| Sold amount | 0.57-0.59 | 20.0 | 76.0 | 20.0 |
| Sold amount | 0.62-0.65 | 28.4 | 111.6 | 64.6 |

None of the above foreign exchange contracts, or the hedging facilities with relevant counterparties, are subject to margin calls.

iii) Interest Rate Hedging

The consolidated entity periodically enters into interest rate hedging arrangements with the objective of reducing its exposure to interest rate fluctuations. As a net borrower, the consolidated entity seeks to protect itself against rising interest rates.

There were no interest rate hedging arrangements outstanding at 30 June 2003.

b) ***Carrying Amounts and Estimated Fair Values of Financial Instruments***

The carrying amounts and estimated fair values of the consolidated entity's financial instruments both recognised and unrecognised as referred to in Note (a) above, at balance date are as follows:

| | Carrying Amount | | Aggregate Net Fair Value | |
|---|---|---|---|---|
| **Recognised Financial Instruments** | **2003 $'000** | 2002 $'000 | **2003 $'000** | 2002 $'000 |
| *Financial Assets* | | | | |
| - Cash assets | **15,462** | 70,241 | **15,462** | 70,241 |
| - Receivables – current | **46,072** | 36,774 | **46,072** | 36,774 |
| - Receivables – non-current | **8,346** | 96 | **8,146** | 96 |
| - Listed shares | **9,175** | 8,179 | **5,291** | 9,934 |
| - Unlisted shares | **119** | 5,709 | **119** | 5,709 |
| Total financial assets | **79,174** | 120,999 | **75,090** | 122,754 |
| *Financial Liabilities* | | | | |
| - Payables | **86,060** | 100,028 | **86,060** | 100,028 |
| - Finance lease liability | **4,833** | 30,851 | **4,833** | 30,851 |
| - Loans – unsecured | **294,225** | 322,313 | **289,504** | 342,097 |
| Total financial liabilities | **385,151** | 453,192 | **380,397** | 472,976 |

The following methods and assumptions are used to estimate the fair value of recognised financial instruments:

*Cash assets (includes cash, cash equivalents and gold on metal account)*: The carrying amount approximates fair value due to the short-term nature of the assets.

*Receivables and payables:* The carrying amounts approximate fair value.

*Non-current investments/securities*: For financial instruments traded in organised financial markets, fair value is the current quoted market bid price, adjusted for transaction costs necessary to realise the asset. For investments where there is no quoted market price, a reasonable estimate of fair value is determined by reference to the current market value of another instrument which is substantially the same or is calculated based on the expected cash flows or the underlying net asset base of the investment/security.

*Loans - unsecured*: The fair value of floating rate loans is considered to approximate the carrying amount due to the frequency of interest rate resetting. The fair value of fixed rate loans is determined on a mark to market basis, comparing the instrument against similar types of borrowing arrangements and converted to A$ at the period end exchange rate of A$/US$ 0.6661.

**Unrecognised Financial Instruments**

The net fair value of unrecognised financial instruments is determined on a marked to market basis. This represents the difference in value between the instruments in place at balance date and identical instruments that could be put in place if market rates at balance date were used.

| | Aggregate Net Fair Value | |
|---|---|---|
| | 2003 $'000 | 2002 $'000 |
| Gold contracts | **(141,259)** | (617,820) |

The basis for determining the net fair value of gold financial instruments held by the consolidated entity at balance date is based on a spot gold price at period end of A$519 (2002: $562). The negative mark to market of the gold hedge contracts reduced significantly due to:

- the lower spot gold price; and
- significant reductions and simplification of existing hedge positions and commitments through hedge restructuring during the year.

| | Aggregate Net Fair Value | |
|---|---|---|
| | 2003 $'000 | 2002 $'000 |
| Foreign exchange contracts | **(133,533)** | (441,021) |

The basis for determining the net fair value of foreign exchange financial instruments held by the consolidated entity at balance date is based on a A$/US$ exchange rate of 0.6661 (2002: 0.5664).

The negative mark to market of the foreign exchange contracts decreased significantly due to a combination of the higher spot exchange rate and an improved hedge book, achieved through a combination of restructuring of existing positions and the delivery of US$ revenues into the contracts over the year.

Contained within the above amount is the marked to spot amount calculated in accordance with Note 1(r). The marked to spot amount has been brought to account and is shown on the Statement of Financial Position.

c) ***Interest Rate Exposures***

The consolidated entity's exposure to interest rate risks and the effective interest rates on its financial assets and liabilities are as follows:

Financial Year Ended 30 June 2003:

| | Floating Interest Rate $'000 | Fixed Interest Rate Maturing In: 1 Year or Less $'000 | Between 1 and 5 Years $'000 | More Than 5 Years $'000 | Non-Interest Bearing $'000 | Total $'000 | Weighted Average Interest Rate |
|---|---|---|---|---|---|---|---|
| Financial Assets | | | | | | | |
| - Cash assets | 15,462 | - | - | - | - | 15,462 | 4.6% |
| - Receivables | - | - | - | - | 54,418 | 54,418 | |
| - Listed shares | - | - | - | - | 9,175 | 9,175 | |
| - Unlisted shares | - | - | - | - | 119 | 119 | |
| Total financial assets | 15,462 | - | - | - | 63,831 | 79,174 | |
| Financial Liabilities | | | | | | | |
| - Trade creditors and accruals | - | - | - | - | 86,060 | 86,060 | |
| - Finance lease liability | - | 1,390 | 3,443 | - | - | 4,833 | 8.0% |
| - Loans – unsecured | - | 3,100 | 129,409 | 161,716 | - | 294,225 | 7.3% |
| Total financial liabilities | - | 4,490 | 132,852 | 161,716 | 86,060 | 385,118 | |

Financial Year Ended 30 June 2002:

| | Floating Interest Rate $'000 | Fixed Interest Rate Maturing In: 1 Year or Less $'000 | Between 1 and 5 Years $'000 | More Than 5 Years $'000 | Non-Interest Bearing $'000 | Total $'000 | Weighted Average Interest Rate |
|---|---|---|---|---|---|---|---|
| Financial Assets | | | | | | | |
| - Cash assets | 69,847 | - | - | - | 394 | 70,241 | 4.7% |
| - Receivables | - | - | - | - | 36,870 | 36,870 | |
| - Listed shares | - | - | - | - | 8,179 | 8,179 | |
| - Unlisted shares | - | - | - | - | 5,709 | 5,709 | |
| Total financial assets | 69,847 | - | - | - | 51,002 | 120,999 | |
| Financial Liabilities | | | | | | | |
| - Trade creditors and accruals | - | - | - | - | 100,028 | 100,028 | |
| - Finance lease liability | - | 7,896 | 22,955 | - | - | 30,851 | 8.2% |
| - Loans – unsecured | - | - | 71,002 | 251,311 | - | 322,313 | 7.5% |
| Total financial liabilities | - | 7,896 | 93,957 | 251,311 | 100,028 | 453,192 | |

d) ***Credit Risk Exposure***

The consolidated entity's maximum exposures to credit risk at balance date in relation to each class of recognised financial assets is the carrying amount of those assets. The maximum credit risk exposure does not take into account the value of any collateral or other security held, in the event other entities/parties fail to perform their obligations under the financial instrument in question.

Credit risk on unrecognised financial instruments refers to the potential financial loss to the consolidated entity that may result from counterparties failing to meet their contractual obligations. The consolidated entity manages its counterparty credit risk by limiting its transactions to counterparties of sound credit worthiness, and by ensuring a diversified number of counterparties, avoiding undue exposure to any single counterparty. The consolidated entity did not face any significant credit exposures at balance date.

## 26) EARNINGS PER SHARE

| | Consolidated 2003 S'000 | Consolidated 2002 S'000 |
|---|---|---|
| The following reflects the income and share data used in the calculations of basic and diluted earnings per share: | | |
| Earnings used in calculating basic and diluted earnings per share | 34,514 | 57,163 |

| | 2003 Number of Shares | 2002 Number of Shares |
|---|---|---|
| Weighted average number of ordinary shares used in calculating basic earnings per share | 166,179,951 | 149,855,027 |
| **Effect of dilutive securities**: | | |
| Share options are not considered dilutive | - | - |
| Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share | 166,179,951 | 149,855,027 |

## 7) REMUNERATION OF DIRECTORS AND EXECUTIVES

a) **Directors' Remuneration**

| | Consolidated | | Sons of Gwalia Ltd | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| Income paid or payable, or otherwise made available, in respect of the financial year, to all Directors of each entity in the consolidated entity/Sons of Gwalia Ltd, directly or indirectly, by the entities of which they are Directors/Sons of Gwalia or any related party: | **$2,146,003** | $2,648,662 | **$2,146,003** | $2,648,662 |
| The number of Directors of Sons of Gwalia Ltd whose remuneration (including superannuation contributions) falls within the following bands: | | | | |
| $60,000 - $69,999 | **2** | 2 | **2** | 2 |
| $240,000 - $249,999 | **-** | 1 | **-** | 1 |
| $490,000 - $499,999 | **1 *** | - | **1** | 0 |
| $570,000 - $579,999 | **-** | 1 | **-** | 1 |
| $600,000 - $609,999 | **1** | - | **1** | 0 |
| $700,000 - $709,999 | **-** | 1 | **-** | 1 |
| $910,000 - $919,999 | **1** | - | **1** | 0 |
| $980,000 - $989,999 | **-** | 1 | **-** | 1 |

In the opinion of Directors, remuneration paid to Directors is considered reasonable. Directors' remuneration also includes remuneration paid to Directors who are executives of the consolidated entity disclosed in Note 27(c).

* Relates to M Cutifani who resigned as a Director from the Company on 14 February 2003.

| | Consolidated | | Sons of Gwalia Ltd | |
|---|---|---|---|---|
| b) **Prescribed benefits approved at general meeting** | 2003 | 2002 | 2003 | 2002 |
| Prescribed benefits given during the financial year by an entity in the consolidated entity/Sons of Gwalia Ltd or a related party to a person or to a prescribed superannuation fund in connection with the retirement of a person from a prescribed office in relation to the entity or a subsidiary/Sons of Gwalia Ltd. This amount is in addition to the Directors remuneration disclosed at Note 27(a). | - | $370,873 | - | $370,873 |

These amounts are disclosed in aggregate, as the directors believe that the provision of full particulars would be unreasonable, having regard to the number of persons involved.

c) **Executive Remuneration**

| | Consolidated 2003 | Consolidated 2002 | Sons of Gwalia Ltd 2003 | Sons of Gwalia Ltd 2002 |
|---|---|---|---|---|
| Remuneration received or due and receivable by executive officers (including Executive Directors) of the consolidated entity/Sons of Gwalia Ltd whose remuneration is $100,000 or more, from entities in the consolidated entity/Sons of Gwalia Ltd or a related party, in connection with the management of the affairs of the entities in the consolidated entity/Sons of Gwalia Ltd whether as an executive officer or otherwise. | **$3,741,075** | $4,224,092 | **$3,741,075** | $4,224,092 |

The number of Executives (including Executive Directors) whose income from entities in the consoildated entity and related entities fall within the following bands:

| | | | | |
|---|---|---|---|---|
| $240,000 - $249,999 | - | 1 | - | 1 |
| $270,000 - $279,999 | 1 | 1 | 1 | 1 |
| $310,000 - $319,999 | 1 | 1 | 1 | 1 |
| $350,000 - $359,999 | 1 | 2 | 1 | 2 |
| $360,000 - $369,999 | 1 | - | 1 | - |
| $400,000 - $409,999 | - | 1 | - | 1 |
| $420,000 - $429,000 | 1 | - | 1 | - |
| $490,000 - $499,999 | 1 | - | 1 | - |
| $570,000 - $579,999 | - | 1 | - | 1 |
| $600,000 - $609,999 | 1 | - | 1 | - |
| $700,000 - $709,999 | - | 1 | - | 1 |
| $910,000 - $919,999 | 1 | - | 1 | - |
| $980,000 - $989,999 | - | 1 | - | 1 |

## 28) AUDITORS' REMUNERATION

| | Consolidated 2003 $ | Consolidated 2002 $ | Sons of Gwalia Ltd 2003 $ | Sons of Gwalia Ltd 2002 $ |
|---|---|---|---|---|
| Amounts received or due and receivable by Ernst and Young: | | | | |
| - auditing and reviewing accounts | **360,000** | 360,000 | **115,000** | 115,000 |
| - other services | **274,007** | 456,000 | **182,137** | 456,000 |
| | **634,007** | 816,000 | **297,137** | 571,000 |
| Amounts received or due and receivable by auditors other than the auditors of Sons of Gwalia: | | | | |
| - auditing accounts of certain controlled entities | **107,274** | 8,588 | - | - |
| Other services comprise of: | | | | |
| Assurance and Advisory – PacMin takeover | - | 85,000 | - | 85,000 |
| Assurance and Advisory – Other | **91,870** | 27,000 | - | 27,000 |
| Taxation | **182,137** | 344,000 | **182,137** | 344,000 |
| | **274,007** | 456,000 | **182,137** | 456,000 |

## 29) SEGMENT REPORTING

a) *Industrial Segments*

| | Gold Division | | Advanced Minerals Division | | Corporate | | Consolidated | |
|---|---|---|---|---|---|---|---|---|
| | **30/06/03 $'000** | 30/06/02 $'000 | **30/06/03 $'000** | 30/06/02 $'000 | **30/06/03 $'000** | 30/06/02 $'000 | **30/06/03 $'000** | 30/06/02 $'000 |
| Sales to customers | **347,538** | 326,592 | **205,461** | 193,443 | - | - | **552,999** | 520,035 |
| Other revenue | **8,250** | - | - | - | **50,341** | 24,354 | **58,591** | 24,354 |
| Total revenue | **355,788** | 326,592 | **205,461** | 193,443 | **50,341** | 24,354 | **611,590** | 544,389 |
| Segment results before tax | **13,871** | (i)21,873 | **57,557** | 79,967 | **(43,906)** | (ii)(31,529) | **27,522** | 70,311 |
| Income tax benefit/(expense) | | | | | | | **6,992** | (13,148) |
| Net profit | | | | | | | **34,514** | 57,163 |
| Segment assets | **758,509** | 699,214 | **340,943** | 329,102 | **297,259** | 230,992 | **1,396,711** | 1,259,308 |
| Segment liabilities | **63,281** | 72,242 | **25,279** | 33,014 | **661,732** | 533,414 | **750,292** | 638,670 |
| Depreciation and amortisation (iii) | **54,276** | 49,304 | **6,305** | 4,908 | **4,459** | 1,718 | **65,040** | 55,930 |
| Other non cash expenses (iii) | **8,449** | 2,377 | - | - | - | - | **8,449** | 2,377 |
| Acquisition of property, plant and equipment and other non-current assets | **129,002** | 94,250 | **24,390** | 93,730 | **8,359** | 24,689 | **161,751** | 212,669 |

(i) Includes the $25 million write down of the Sons of Gwalia underground mine at Leonora
(ii) Includes the $7.7 million profit on the sale of Kemerton Silica Sand Pty Ltd
(iii) These amounts are included in the segment results before tax

b) ***Segment Products and Locations***

The consolidated entity's operating divisions are organised and managed separately according to the products they generated.

The Gold Division focuses on the production of gold and as such its activities also include gold exploration and project evaluation and acquisition.

The Advanced Mineral Division focuses on the exploration, development and production of specialty minerals and metals. Its main product streams include tantalum, spodumene and mineral sands.

Geographically, the Group operates principally in Australia.

c) ***Segment Accounting Policies***

The Group generally does not have material inter-segment sales and transfers.

Segment accounting policies are the same as the consolidated entity's policies described in Note 1. During the financial year, there were no changes in segment accounting policies that had a material effect on the segment information.

## 30) EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS

a) ***Employee Entitlements***

| | Consolidated | | Sons of Gwalia Ltd | |
|---|---|---|---|---|
| | **2003 $'000** | 2002 $'000 | **2003 $'000** | 2002 $'000 |
| The aggregate employee benefits liability is comprised of: | | | | |
| Provisions (current) | **9,871** | 8,676 | **7,513** | 6,736 |
| Provisions (non-current) | **3,826** | 3,586 | **2,241** | 2,104 |
| | **13,697** | 12,262 | **9,754** | 8,840 |

b) i) ***Executive Options Scheme***

An executive option scheme was established in the prior year, where executives of the consolidated entity are issued with options over ordinary shares of Sons of Gwalia Ltd. The options, issued for nil consideration, are issued in accordance with performance guidelines established by the Directors of Sons of Gwalia Ltd. The options are issued for a term of 5 years and are only exercisable in years three to five of the five-year term. The options cannot be transferred and will not be quoted on the ASX. There are currently 10 executives eligible for this scheme.

Information with respect to the number of options granted under the executive option scheme is as follows:

| | 2003 | | 2002 | |
|---|---|---|---|---|
| | **Number of options** | **Exercise price** | Number of options | Exercise price |
| Balance at beginning of year | **875,000** | **7.570** | - | - |
| - granted | - | - | 875,000 | 7.570 |
| - forfeited / lapsed | **(75,000)** | **7.570** | - | - |
| - exercised | - | - | - | - |
| Balance at end of year | **800,000** | **7.570** | 875,000 | 7.570 |
| Exercisable at end of year | - | - | - | - |

The following table summarises information about options outstanding and exercisable at 30 June 2003.

| Option Price | Outstanding | | | Exercisable at 30 June 2003 | |
|---|---|---|---|---|---|
| | Options | Option life | Option price | Number of options | Option price |
| $7.570 | 800,000 | 4.0 | 7.570 | - | - |

The options were granted and vested on 29 November 2001.

c) ***Superannuation Commitments***

All employees are entitled immediately upon joining the Company's work force to varying levels of benefits on retirement, disability or death. The Company contributes to the fund on behalf of its employees at various percentages of their wages and salaries. The commitment to contribute only exists as long as the employment of these persons continue. Contributions of 9% of employees ordinary time wages and salaries are legally enforceable in Australia. The Gwalia Superannuation Fund is an accumulation fund and benefits paid are based on defined contributions. At balance date, the assets of the fund are sufficient to satisfy all benefits that would have vested under the plan in the event of termination of the plan, and voluntary or compulsory termination of each employee.

d) ***Directors and Management Retirement Benefits***

In accordance with the Company's Constitution, Retirement Benefit Agreements were previously entered into with three directors in 2000.

In the case of the Executive Chairman and Executive Director benefits payable on retirement are calculated as an amount not exceeding the sum of the emoluments received by the director during the three years preceding the date on which he ceases to hold office as a director. In the case of the Non-Executive Director the benefit payable on retirement is calculated as an amount not exceeding the sum of the emoluments received by the director during the two years preceding the date on which he ceases to hold office as a director.

The Company's liability under these agreements has been progressively provided for in the Company's financial statements since 2000/01

## ‿1) RELATED PARTIES DISCLOSURES

a) The Directors of Sons of Gwalia Ltd during the financial year were:

P K Lalor
C J Lalor
T A Lang
M R Richmond
M Cutifani (resigned 14 February 2003)

b) The following related party transactions occurred during the financial year:

i) Sons of Gwalia Ltd has loans to and from wholly controlled and associated entities. Interest was charged on loans from Europa Minerals Group plc and Europa Energy plc at a rate of 6.05%. All other loans are interest free and there is no fixed repayment date on any of the loans.

ii) The interest of the Directors in the shares and options of the Company at 30 June 2003 were:

| | June 2003 | | June 2002 | |
|---|---|---|---|---|
| | Ordinary Shares | Options Held | Ordinary Shares | Options Held |
| P K Lalor | **871,135** | - | 868,689 | - |
| C J Lalor | **697,466** | - | 697,466 | - |
| T A Lang | **68,715** | - | 65,034 | - |
| M R Richmond | - | - | - | - |

During the financial year a company which was controlled by P K Lalor and C J Lalor and which at 30 June 2002 was the registered holder of 694,260 ordinary shares, disposed of those shares to P K Lalor and C J Lalor on the basis that 347,130 ordinary shares were transferred to each of them or to family interests they control. No other parties were involved in this transaction.

Despite this transaction, P K Lalor and C J Lalor each continued to have a relevant interest in the 694,260 ordinary shares as a result of continuing arrangements between them concerning the voting and disposal of all of those shares.

During the financial year T A Lang's holding increased by 3,681 shares as a result of his participation in the Dividend Reinvestment Plan.

iii) The Company has previously entered into retirement agreements with two executive Directors and one non-executive Director, the details of which are disclosed in Note 30(d).

iv) Sons of Gwalia Ltd is the ultimate controlling entity.

## 32) CONTINGENT LIABILITIES

The Company has guaranteed under the terms of an ASIC Class Order any deficiency of funds of wholly owned Australian resident companies as detailed in Note 9(d)(i) if any are wound up. At 30 June 2003, the following companies recorded deficiencies in their net asset position:

| | $'000 |
|---|---|
| Tantalum Refinery Co Pty Ltd | 557 |
| City Resources (WA) Pty Ltd | 1,381 |
| Burmine Gold NL | 261 |
| | 2,199 |

## 33) COMMITMENTS

a) ***Exploration Expenditure***

Under the terms and conditions of the Company's title to its various mining tenements, it has an obligation to meet tenement rentals and minimum levels of exploration expenditure as gazetted by the Department of Minerals and Energy of Western Australia, as well as, local Government rates and taxes. The Company is also obliged to meet certain expenditure commitments to earn or retain its interest in several Joint Venture arrangements. All of these commitments have been adequately provided for in the Company's exploration expenditure budget for the ensuing year and, in its five year plan, which averages $15.0 million per annum (2002: $15.2m).

| b) *Finance Leases* | Consolidated 2003 $'000 | Consolidated 2002 $'000 | Sons of Gwalia Ltd 2003 $'000 | Sons of Gwalia Ltd 2002 $'000 |
|---|---|---|---|---|
| - not later than one year | **1,658** | 12,210 | **1,276** | 5,089 |
| - later than 1 year and not later than 5 years | **4,187** | 23,409 | **3,742** | 1,749 |
| - total minimum lease payments | **5,845** | 35,619 | **5,018** | 6,838 |
| - finance charges | **(1,012)** | (4,768) | **(903)** | (511) |
| - lease liability | **4,833** | 30,851 | **4,115** | 6,327 |
| - current liability (refer Note 17) | **1,390** | 7,896 | **1,059** | 2,651 |
| - non-current liability (refer Note 20) | **3,443** | 22,955 | **3,056** | 3,676 |
| | **4,833** | 30,851 | **4,115** | 6,327 |

c) ***Capital Commitments***

At the end of the financial year the consolidated entity has no material capital commitments.

d) ***Other Commitments***

The parent entity has a 50% interest in Mines d'Or Salsigne ("MOS") (a French Company) and together with the other 50% shareholder of MOS has agreed to provide financial support to MOS, if required. The original commitment by each shareholder was to a maximum of A$3.8 million. Part of this has been spent during the year with the balance being fully provided in the financial statements.

## 34) SUBSEQUENT EVENTS

Nothing has occurred subsequent to the end of the financial year that has had, or is likely to have, a material impact on the financial statements.

# SHAREHOLDING INFORMATION AT 29 AUGUST 2003

| | | Ordinary Share Holders | Executive Option Holders |
|---|---|---|---|
| Distribution schedule of holdings: | 1 - 1,000 | 7,317 | - |
| | 1,001 - 5,000 | 8,370 | - |
| | 5,001 - 10,000 | 1,325 | - |
| | 10,001 - 100,000 | 744 | 10 |
| | 100,001 - over | 51 | - |
| | Total | 17,807 | 10 |
| Number of holders holding less than a marketable parcel | | 963 | - |

# STATEMENT OF 20 LARGEST SHAREHOLDERS AS AT 29 AUGUST 2003

| Name of Shareholder | Fully Paid Ordinary Shares | Percentage of Total Issued Shares |
|---|---|---|
| J P Morgan Nominees Australia Limited | 21,609,078 | 12.96% |
| Teck Cominco Limited | 17,402,346 | 10.44% |
| National Nominees Limited | 15,882,073 | 9.52% |
| Westpac Custodian Nominees Limited | 15,154,866 | 9.09% |
| MLEQ Nominees Pty Limited | 11,163,732 | 6.69% |
| Citicorp Nominees Pty Limited | 8,619,491 | 5.17% |
| ANZ Nominees Limited | 6,423,019 | 3.85% |
| RBC Global Services Australia Nominees Pty Limited (JBEMEP A/C) | 3,699,115 | 2.22% |
| RBC Global Services Australia Nominees Pty Limited (PPA/C) | 1,567,245 | 0.94% |
| Zurich Investment Management Limited (Zurich Aust Equities A/C) | 1,397,812 | 0.84% |
| RBC Global Services Australia Nominees Pty Limited (JBAEPT A/C) | 1,071,365 | 0.64% |
| AMP Life Limited | 1,011,782 | 0.61% |
| PSS Board | 745,675 | 0.45% |
| RBC Global Services Australia Nominees Pty Limited (CGU Insurance A/C) | 664,809 | 0.40% |
| CSS Board | 660,703 | 0.40% |
| Bainpro Nominees Pty Limited | 498,138 | 0.30% |
| Commonwealth Custodial Services Limited | 484,766 | 0.29% |
| Merrill Lynch (Australia) Nominees Pty Ltd | 478,771 | 0.29% |
| ARGO Investments Limited | 468,718 | 0.28% |
| Templevale Pty Ltd | 460,000 | 0.28% |
| Total | 109,463,504 | 65.66% |

## Substantial Shareholders

Substantial shareholders (holding not less than 5%) as shown in the Company's Register of Substantial Shareholders:

| | Ordinary Shares | Percentage |
|---|---|---|
| Teck Cominco Limited | 17,402,346 | 10.43% |
| Franklin Resources Inc | 12,576,572 | 7.54% |
| Cabot Corporation | 11,163,732 | 6.69% |
| J B Were Group Holdings Pty Ltd, J B Were Limited | 9,144,543 | 5.48% |

## Voting Rights

On a show of hands, every member present, in person or by proxy, shall have one vote and upon a poll, each share shall have one vote.

# SONS OF GWALIA LTD.





## 2003 Annual Report



# CONTENTS



## MAP OF OPERATIONS


WODGINA (TANTALUM)
LEONORA REGION
SOUTH LAVERTON REGION
SOUTHERN CROSS REGION
GREENBUSHES (TANTALUM/LITHIUM)
MURRAY BASIN (TITANIUM)
MINERAL MINE
GOLD MINE

# HIGHLIGHTS AND CORPORATE OVERVIEW

FOR THE 2002/2003 FINANCIAL YEAR

## GOLD DIVISION

- Record gold production of 577,702 fine ounces at an average cash margin of $148 per ounce.
- Restructuring of the Gold Division and Perth Office with the introduction of a new Operating Model.
- Forecast gold production of 500,000–510,000 ounces for the 2003/04 financial year from the Southern Cross, South Laverton and Leonora regions.

## ADVANCED MINERALS DIVISION

- Record tantalum production and sales of 2,193,792 lbs and 2,140,693 lbs respectively.
- Greenbushes Underground Mine development advanced. 600,000 tpa mine can now be started at short notice.
- Signs of improving outlook for tantalum, driven by possible recovery in global economic conditions, but future demand still unclear.

## FINANCE

- Consolidated operating profit after tax of $34.5 million, with earnings per share of 20.8 cents.
- Cashflow from operations before exploration and interest of $64.7 million.
- Significant and positive restructuring of both gold and foreign exchange hedge books, with substantial improvements in mark to market values compared to last year.

## CORPORATE

- Completion of sale of the Company's interests in the Barnicoat (Laverton) and Chariot (Northern Territory) gold assets.
- Sale of Probo Mining Limited and it's direct 25% interest in the Ginko mineral sands joint venture in the Murray Basin.
- Review of alternatives for development of the Gwalia Deeps Project.

## MEMBERS OF THE BOARD OF DIRECTORS



Chris Lalor
Executive Director

Peter Lalor
Executive Chairman

Tom Lang
Non-Executive Director

Malcolm Richmond
Non-Executive Director



# CHAIRMAN'S REPORT

The Company recorded a consolidated operating profit after tax of $34.5 million for the year ended 30 June 2003. Significant items totalled $9.2 million after tax and were included in the full year results.

As forecast, in the second half of the year, both EBIT and operating cash flow were positive and increased significantly over the first half result. Compared to the first half result, EBIT and operating cash flow increased by $12 million and $67 million respectively.

Despite this, the consolidated operating profit was significantly less than the previous year. This was primarily due to earnings from both the Gold and Advanced Minerals Divisions being less in addition to higher corporate and interest expenses. The reduced earnings were primarily due to grade associated problems in the Gold Division and lower than expected grades and resultant margins in the Advanced Minerals Division. These issues are being carefully addressed by management.

After considerable review, the Directors resolved not to pay a final dividend. The Company maintains its long-standing policy of paying dividends but the Directors did not consider it prudent or appropriate to do so given the working capital requirements for a number of key growth projects and the Company's objective of reducing debt.

The 2003 financial year has been a difficult one for the Company. However, a great deal of effort has gone into stabilising and restructuring many of the issues that confronted the Company over the last year. Improvements in a number of key areas such as the gold and foreign exchange hedge books and ongoing restructuring and improvements in performance in the Company's Gold Division are all positive features from the second half of the year.

Record gold production of 577,702 ounces for the year was achieved and was positively influenced by the availability of high grade ore sources, particularly at Southern Cross, in the second half of the year. The gold plan for the 2003/04 financial year indicates total production of 500,000-510,000 ounces from the three key regional centres, resulting in the Company maintaining its position as Australia's third largest gold producer.

Tantalum sales for the year of 2,140,693 lbs. were also a record for the Company. The Company reduced its tantalum inventories to very low levels at the end of June. However these will gradually be increased over the next year in line with the Company's commitment to the tantalum industry to maintain reasonable inventory levels.

Tantalum sales for the 2003/04 financial year are forecast to be approximately 2.1 million lbs. of $Ta_2O_5$.

The Company's tantalum production capacity currently exceeds demand and production can be increased on reasonably short notice. Better economic global conditions, particularly in the electronics sector, are required to enable us to grow this world class business.

Substantial improvements to the gold and foreign exchange hedge books were achieved during the year due to a combination of delivering into existing positions and ongoing restructuring of both the gold and foreign exchange books. At 30 June 2003, the combined negative mark to market of these positions has reduced significantly compared to the previous financial year.

During the year, the Company also announced a major restructuring of both the Gold and Perth Office operating structures with the introduction of a new Operating Model. In general terms, many of the ancillary functions at the gold mine sites will be moved and managed from the Perth Office. This will allow the operating sites to concentrate on their core functions of production of gold, control of their costs and careful management of capital expenditure. The Company anticipates significant cost savings will result from this restructure.

As part of this restructure, a major initiative is being persued in relation to the Company's business processes and systems.

The Company will appoint two new Executive General Managers in the first half of the 2003/04 year, who will be responsible for the Company's Exploration, Resource Development and Operations functions of the Gold Division in particular.

The Company will also appoint a new Managing Director to replace Mark Cutifani who left the Company during the year and is currently reviewing the structure and make up of the Board of Directors to ensure compliance with current Corporate Governance Guidelines prior to the end of the calendar year. During the year the Board Committee's Charters, structure and operation have been reviewed in detail.

The Company's cash balance position and bank facilities were at reasonable levels at year end.

Specific attention was paid to the Company's safety performance during the year and I am pleased to report that there was an excellent, across the board, improvement in our safety statistics during the course of the year.

The challenge for the Company is to carry the above improvements into the 2003/04 financial year.

Rest assured that our management team and all of our staff will continue to commit and contribute to the success of the Company in the coming year.

PETER LALOR

Executive Chairman

September 2003





ORIGINAL GWALIA MINESITE LOCOMOTIVE 1939

## SONS OF GWALIA'S 20 YEARS LISTED ON THE ASX

The year 2003 represents twenty years since Sons of Gwalia listed on the ASX. The Company has been producing gold since 1984 and became a tantalum producer in 1998, after merging with its associated company Gwalia Consolidated. The merger with Gwalia Consolidated provided the Company with an Advanced Mineral Division that has a dominant position in the global tantalum industry.

### THE EARLY BEGINNINGS FOCUSED ON GOLD

Sons of Gwalia NL was listed on the Australian Stock Exchange in May 1983, raising $2 million to initially treat the tailings adjacent to the historic Sons of Gwalia mine, near Leonora. The funds raised and the cash flow from the tailings retreatment were used to evaluate the open pit mining potential of the old Sons of Gwalia mine. The Sons of Gwalia underground mine had been a substantial producer in the past, with historical production at that time of around 2.5 million ounces of gold.

At the time of the listing the major shareholders of Sons of Gwalia were Hawk Investments Ltd and Cliffminex NL. Hawk Investments had ownership of the main gold mining lease in the middle of what is now the Sons of Gwalia open pit and was also successful in consolidating many of the adjoining leases which were being worked by small operators since the mine closed down in 1963. Cliffminex NL also owned the main tailings dumps at the historic Sons of Gwalia mine, and both Hawk and Cliffminex vended these interests into Sons of Gwalia to become major shareholders of the new company.

The Sons of Gwalia mine has been a cornerstone of the Company and since listing approximately 1.3 million ounces has been mined from the Sons of Gwalia open pit, to take total historical production to around 3.8 million ounces. The underground mine at Sons of Gwalia, in its present form, is to shut in the first half of the 2003/04 year. However, future development of the Gwalia Deeps project is likely to see a re-start of mining at Leonora at a later date.

### GROWTH OF THE GOLD DIVISION THROUGH EXPANSIONS AND CORPORATE ACTIVITY.

In a short space of time after listing the Company developed a profitable gold business after establishing a conventional open pit mine and processing facility at the Sons of Gwalia mine in 1984. A nominal 40,000 ounces was produced in the 1984/85 financial year, which gradually built up to around the 100,000 ounces per annum level by the early 1990's.

The Company's growth has also come through mergers and acquisitions during the 1990's, with the more prominent being the acquisitions of Gasgoyne, Orion, Burmine and PacMin Mining. These transactions together with plant expansions at the Sons of Gwalia mine increased the Company's gold production from around the 100,000 ounces per annum level in the early 1990's to around the 500,000 ounces per annum level by 1997.

The acquisition of Gasgoyne, Orion and Burmine enabled the Company to consolidate the ownership of the Southern Cross greenstone belt. Further rationalisation of the different treatment facilities has seen the Southern Cross operations emerge in their present form as a sustainable 200,000 ounces per annum production base.

With an eye to maintaining a sustainable production base in the Leonora region and in view of the maturity of the Sons of Gwalia mine the Company progressed a merger with PacMin in 2001 to acquire the substantial Tarmoola operations, 30 kilometres north of Leonora.



However, soon after completion of the merger a major geotechnical failure in the pit wall of the main open cut required a major reassessment of the mine plan going forward. The longer term plan at Tarmoola is under review with recent encouraging drill results at the Canyon Granites project at Tarmoola still to be evaluated.

The PacMin merger allowed the Company to capitalise on it's substantial resource base in the South Laverton region in proximity to the Carosue Dam treatment facility.

## COMPANY PROFITABILITY UNDERPINNED BY GOLD HEDGING POLICIES

The use of hedging has been, and remains a cornerstone of profitability for the Company. Over the past 20 years gold hedging has generated additional revenues of around A$630 million by realising a weighted average delivery price of A$650 per ounce compared to an average spot price of A$500 per ounce over the same period.

## RECENT GROWTH ATTRIBUTABLE TO ADVANCED MINERALS DIVISION

The merger with associated company Gwalia Consolidated Ltd by way of a Scheme of Arrangement was completed in May 1998 dismantled a cross-shareholding between the two companies. Gwalia Consolidated had been successful in building up an attractive Advanced Minerals business based on the production and sales of tantalum, tin, lithium (spodumene) and kaolin concentrates from the Greenbushes and Wodgina mines in Western Australia.
The business has a dominant position in the global tantalum industry and had been producing and selling tantalum concentrates since 1991.

In March 2002 the Company completed a $100 million tantalum expansion programme at Greenbushes and Wodgina within budget and on schedule.
This programme took the Company's production capacity up to approximately 3 million lbs per annum of $Ta_2O_5$.

## THE COMPANY GOING FORWARD

Looking to the future, the Company has sustainable gold production at around the 500,000 ounces per annum level, positioning it as the third largest domiciled gold producer in Australia. Similarly, the tantalum business is in a dominant position being the base load supplier for the industry supplying over 50% of demand and owning 75% of global reserves. There are signs that the demand for tantalum is slowly improving as inventories continue to be reduced and demand increases with little competition from other sources. However, increased demand for tantalum is dependent upon growth in the global economy, particularly in the electronics sector.

The Company will continue to use its commodity and foreign exchange hedging policies to secure certainty of future revenue and maintain attractive margins. The Company aims to achieve acceptable return on capital employed by focusing on cost reduction and prudent capital allocation.

The Company has had a generous dividend policy and has paid substantial dividends over a number of years. A total of approximately $360 million has been paid in dividends since the Company's interim maiden dividend in April 1985 of 7.5 cents per share. The Company aims to reinstate dividends when circumstances permit.

# FINANCIAL SUMMARY & ANALYSIS

## PROFIT AND EARNINGS PER SHARE

The Company posted a net profit after tax of $34.5 million for the 2002/03 financial year. The underlying result of $25.3 million (excluding various significant items totaling $9.2 million) was below the previous years' underlying result of $69.3 million.

Earnings per share after tax was 20.8 cents per share.

## DIVIDENDS

The Company has a history and policy of paying dividends. However, the Directors have resolved not to pay a final dividend for the current financial year.

## STATEMENT OF FINANCIAL POSITION

The Company had net debt of $284 million at the end of the financial year which consisted of the US$170 million Private Placement Notes outstanding with a face value of $254 million, A$ facilities drawn to $40 million (available undrawn facilities at $57 million), finance leases of $5 million offset by cash on hand of approximately $15 million.

During the year the Company sold the Tarmoola mine fleet, which it had acquired as part of the PacMin acquisition, to a major mining contractor. The fleet is continuing to operate at Tarmoola and the Company will now have greater flexibility in matching mine fleet requirements to future mine plans at Tarmoola.

## CASH FLOW

Cash flow from operations before exploration and interest of $64.7 million was $26.7 million below the previous year of $91.4 million. The second half of the financial year saw significantly improved cashflows reflecting a combination of operational improvements, higher gold and tantalum sales and reduced capital and mine development expenditure.

The Company continued to reinvest cash flows into the development of its operations, principally the development of the gold and tantalum businesses. A total of $18 million was spent on plant and equipment and $75 million on mine development across the Company for the year ended 30 June 2003.

Figure 1: Profit and EPS


PROFIT A$ MILLION
CENTS PER SHARE EPS
70
60
50
40
30
20
10
0
1993/94
1994/95
1995/96
1996/97
1997/98
1998/99
1999/00
2000/01
2001/02
2002/03
NET PROFIT AFTER TAX (Pre 2000 NPAT is also before abnormal items)
EPS

Figure 2: Statement of Financial Position


A$ MILLION
1500
1350
1200
1050
900
750
600
450
300
150
0
CURRENT ASSETS
NON-CURRENT ASSETS
DEBT
OTHER LIABILITIES
EQUITY



**CASH PRODUCED FROM OPERATIONS**

| | Year ended June 03 ($'m) | Year ended June 02 ($'m) |
|---|---|---|
| Cash from Operations | 58.9 | 88.3 |
| Reconciles to statement of cash flows as follows: | | |
| Net cash flow from operating activities | 25.7 | 57.6 |
| Tax refund | (5.0) | (0.5) |
| Net interest paid | 26.3 | 18.7 |
| Expenditure on exploration interest | 11.9 | 12.5 |
| | **58.9** | **88.3** |

## HEDGING

The Company's hedging policies remain in place to secure the revenue streams for both the Gold and Advanced Minerals Divisions through appropriately structured gold and foreign exchange hedging instruments.

Gold sales for the year of 577,702 ounces were all delivered into that programme realising an average price of A$602 per ounce.

The Company uses various instruments within it's gold hedging portfolio including gold and currency puts, calls and forwards. Based on gold, currency and gold lease rate assumptions at 30 June 2003 the mark to market value of the gold book was a negative A$140 million.

The mark to market value of the foreign exchange hedge book at 30 June 2003 was a negative A$136 million.

From time to time opportunities will arise to simplify, better match or reduce the level of commitments as part of the overall risk management strategy and practices.

A significant and positive restructuring of both the gold and foreign exchange books was undertaken during the year. This was achieved through a strategy which took advantage of movements during the year in the Australian dollar price of gold and the rise in the value of the Australian dollar relative to the US dollar.

## CORPORATE GOVERNANCE

The Company will review the composition and structure of its Board of Directors over the next few months to ensure compliance with Corporate Governance guidelines. The Company envisages changes to this area which will result in an increased number of non-executive Directors. The Charters for each of the Committees of the Board have been reviewed throughout the year in light of recent changes to Corporate Governance practices. These Charters are now available on the Company's website.

**GROUP EARNINGS SUMMARY**

| | Year ended June 03 ($'m) | Year ended June 02 ($'m) |
|---|---|---|
| Earnings before exploration, interest, tax, depreciation and amortisation | 128.5 | 170.7 |
| Exploration | (8.1) | (8.0) |
| Depreciation and amortisation | (65.0) | (55.9) |
| Earnings before interest and tax | 55.4 | 106.8 |
| Net Interest | (24.3) | (19.2) |
| Net significant items before tax | (3.6) | (17.3) |
| Tax | 7.0 | (13.1) |
| **Profit/(Loss)** | **34.5** | **57.2** |

# TANTALUM INDUSTRY OVERVIEW



Sons of Gwalia holds the unique position of being the world's largest producer of tantalum raw materials with an overall reserve life of 30 years based on existing annual production levels.

The tantalum market has grown steadily through the 1990s, peaking in 2000 with 6.3 million lbs of $Ta_2O_5$ sold and then weakening significantly in 2001 and 2002 calendar years. This cycle has largely followed the electronics industry which is only now just coming out of its worst recession for many years.
The 2003 year is anticipated to be a marginally better year. Research indicates that the overall market should improve in 2004 and 2005.

## TANTALUM AND ITS APPLICATIONS

Tantalum is a rare, blue-grey metal found in a number of different geological settings. The main economic source of tantalum are intrusive pegmatite deposits such as those found at the Greenbushes and Wodgina Mines in Western Australia.

## TANTALUM APPLICATIONS

| Property | Applications | % of Market * |
|---|---|---|
| **High co-efficient of capacitance** | Processed in powder form for use in the construction of electronic capacitors used in:<br>- mobile phones<br>- telecoms infrastructure<br>- digital cameras<br>- laptop computers and servers<br>- auto electronics | **49%** |
| **Resistance to corrosion** | Milled tantalum metal products are used in chemical plant construction. | **14%** |
| **High melting point (2997°C) and low co-efficient of thermal expansion** | Used in the manufacturer of super-alloys for power generation and jet engine turbine blades. | **9%** |
| **Very dense and hard metal** | Combined with carbon to form tantalum carbide for cutting tools. | **13%** |
| **Other** | Chemicals and scrap | **15%** |

* Estimated share of processor shipments - 2002 Source: TIC Statistics



# REVIEW OF OPERATIONS
## ADVANCED MINERALS DIVISION

The Advanced Minerals Division has had another successful year with sales revenue of $205 million and earnings before interest and tax of $57.6 million.
This result was achieved through record tantalum production and sales of 2.19 million lbs and 2.14 million lbs of $Ta_2O_5$ lbs respectively, and record lithium production and sales of 111,085 tonnes and 122,150 tonnes respectively.

## TANTALUM DIVISION

### THE GREENBUSHES OPERATION

The Greenbushes Operation is located in the south-west of Western Australia, approximately 300 kilometres south of Perth and 80 kilometres south-east of the port of Bunbury.

The Greenbushes pegmatite contains the world's largest hard rock tantalum resource and also contains the largest and highest-grade lithium minerals resource in the world. Greenbushes is the first gazetted minerals field in Western Australia and mining in the area has continued uninterrupted since tin was first discovered in 1888.

During the year, Greenbushes produced 1.05 million lbs of $Ta_2O_5$, a slight decrease on the previous year. This level of production was achieved as mining moved from the Cornwall open pit, which was exhausted during the year, to the lower grade Central Lode open pit. A limited amount of early development ore from the Greenbushes underground mine was also processed. In the 2003/04 financial year, the Greenbushes operation is scheduled to produce approximately 900,000 lbs of tantalum.

Tantalum production has been constrained by off-take demand. As a consequence, for part of the year, the processing plant has operated below design capacity.

The development of the underground decline beneath the Cornwall open pit, which commenced in April 2001, was suspended mid year. The development confirmed the original ore reserve estimate and is maintained in a state of readiness, to start at a 600,000 tonnes per annum production rate, to rapidly respond to the next upturn in the tantalum market.


2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
80%
70%
60%
50%
40%
30%
20%
10%
0%
1992/93
1993/94
1994/95
1995/96
1996/97
1997/98
1998/99
1999/00
2000/01
2001/02
2002/03
Tantalum Sales (lbs Ta2O5)
% of World Needs


Sons of Gwalia +50%
HC Starck/Bayer GP
Cabot Corp
China - 10% Other - 5%
CAPACITORS - ALLOYS
Kemet, AVX, Vishay, General Electric, etc
ELECTRONICS - TELECOM - AEROSPACE - TURBINES
Sony, Toshiba, Nokia, Ericsson, Motorola, Samsung, LG.
Acer, Matsushita, Panasonic, Intel, IBM, Dell Compaq





## LITHIUM PRODUCTION



WODGINA MINESITE

Lithium minerals are mined in the distinct spodumene pit, adjacent to the tantalum zone in the Greenbushes pegmatite.

The Greenbushes operation produced a total of 111,085 tonnes of lithium mineral during the 2003 financial year and sold a total of 122,150 tonnes resulting in a slight reduction of product inventories.

## THE WODGINA OPERATION

The Wodgina Operation is located approximately 100 kilometres south of Port Hedland in the Pilbara region of Western Australia. Wodgina is the world's second largest hard rock tantalum mine, after the Company's Greenbushes operations. The Wodgina tantalum deposits have been variously worked for tin, tantalum and beryl since their discovery in 1902.

The Wodgina Mine completed another record year with production of 1.14 million lbs $Ta_2O_5$, a 17 per cent increase in production over the previous year. A strategic decision was taken mid year to operate Wodgina at closer to its installed production capacity, whilst operating Greenbushes at reduced levels to balance production. For the first year ever, production from Wodgina exceeded Greenbushes.



## MINERAL SANDS DIVISION

The Company holds it's Mineral Sands interests through the Murray Basin Joint Venture (50%), and a strategic shareholding in Bemax Resources NL (19% at date of publication). The Murray Basin Joint Venture's heavy mineral resources on a 100 per cent basis is close to 22 million tonnes of heavy minerals. The mineral assemblages in the northern part of the Murray Basin contain proportionately higher levels of high value rutile and zircon.

### MURRAY BASIN TITANIUM - WEMEN MINE

The Wemen Mine produced 28,329 tonnes of rutile, 10,841 tonnes of zircon and 50,984 tonnes of ilmenite in line with planned production for the 2002/03 year.

To combat more difficult mining conditions associated with higher than anticipated clay content and induration of the ore zone the mine cut off grades were lifted to maintain scheduled production levels.

Towards the end of the year it was demonstrated that project economics would be significantly improved in the short term by utilising spare processing capacity at the Cable Sands Ltd's mineral separation plant (MSP) in Bunbury, Western Australia. The key is the advantages of low cost shipping to Bunbury via Portland, and the low unit processing cost at the higher capacity Bunbury MSP. The Mildura MSP was placed on care and maintenance in June pending the outcome of an ongoing feasibility study for Phase 2 of the Murray Basin Development programme.



# ADVANCED MINERALS DIVISION
## RESERVES & RESOURCES

## TANTALUM AND LITHIUM ORE RESERVES AND MINERAL RESOURCES, 30 JUNE 2003

Tantalum Ore Reserves

| Greenbushes | Tonnes (Mt) | Grade (g/t) | Ta2O5 (Mlb) |
|---|---|---|---|
| Proved | 88.3 | 191 | 37.2 |
| Probable | 54.5 | 169 | 20.0 |
| Sub - Total | 142.8 | 183 | 57.2 |
| | | | |
| Wodgina | Tonnes (Mt) | Grade (g/t) | Ta2O5 (Mlb) |
| Proved | 29.1 | 389 | 25.0 |
| Probable | 32.9 | 359 | 26.0 |
| Sub - Total | 62.0 | 373 | 51.0 |
| **Total Ore Reserves** | **204.8** | **240** | **108.2** |

Tantalum Mineral Resources

| Greenbushes | Tonnes (Mt) | Grade (g/t) | Ta2O5 (Mlb) |
|---|---|---|---|
| Measured | 44.8 | 163 | 16.1 |
| Indicated | 85.0 | 148 | 27.7 |
| Inferred | 62.4 | 164 | 22.6 |
| Sub - Total | 192.2 | 157 | 66.4 |
| | | | |
| Wodgina | Tonnes (Mt) | Grade (g/t) | Ta2O5 (Mlb) |
| Indicated | 49.1 | 152 | 16.5 |
| Inferred | 51.1 | 189 | 21.3 |
| Sub - Total | 100.2 | 171 | 37.8 |
| **Total Mineral Resources** | **292.4** | **162** | **104.2** |

Lithium Ore Reserves

| Greenbushes | Tonnes (Mt) | Grade % | Li2O (k tonnes) |
|---|---|---|---|
| Proved | 4.23 | 3.9 | 165.0 |
| Probable | 3.50 | 4.2 | 147.0 |
| Sub - Total | 7.73 | 4.0 | 312.0 |

Lithium Mineral Resources

| Greenbushes | Tonnes (Mt) | Grade % | Li2O (k tonnes) |
|---|---|---|---|
| Measured | 1.50 | 3.5 | 52.5 |
| Indicated | 3.40 | 3.4 | 115.6 |
| Inferred | | | |
| Sub - Total | 4.90 | 3.4 | 168.1 |

1. Rounding may cause minor computational discrepancies
2. Mineral Resources are in addition to Ore Reserves
3. Lithium Ore Reserves are derived by depleting last years reported figures with reconciled mined production.
4. Mineral Resources are in-situ and have no economic constraint applied.
5. Ore Reserves are estimated using current contracted prices projected forward, inside maximum cash flow optimised pit and quoted at the marginal economic cut-off for each project.
6. Greenbushes Mineral Resources and Ore Reserves are a summation of open pit and underground.
7. All figures are quoted in-situ.

The information contained in the report to which this statement is attached that relates to Tantalum and Lithium Ore Reserves and Mineral Resources has been compiled & edited by Mr Clay Gordon & Mr Santi Pal. Both are members of The Australasian Institute of Mining and Metallurgy and/or the Australian Institute of Geoscientists and are full-time employees of the Company. Both have sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity they are undertaking to qualify as a Competent Person as defined in the 1999 edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves." Both consent to the inclusion in the report of the matters based on their information in the form and context in which it appears.



# MURRAY BASIN TITANIUM PTY LTD (50%)
# TITANIUM ORE RESERVES AND MINERAL RESOURCES, 30 JUNE 2003

| Project | Deposit | Classification | Tonnage (Mt) | Grade (% HM) | Contained HM (Mt) | SGW Share Contained HM (Mt) | Slimes (%) | Heavy Mineral Assemblage Rutile% | Zircon% | Ilmenite % |
|---|---|---|---|---|---|---|---|---|---|---|
| Wemen | Wemen North | Proved Reserve | 0.7 | 5.8 | 0.04 | 0.02 | 14 | 25 | 12 | 52 |
| | | Probable Reserve | | | | | | | | |
| | Wemen South | Proved Reserve | 2.6 | 7.5 | 0.20 | 0.10 | 4 | 29 | 10 | 52 |
| | | Probable Reserve | | | | | 9 | | | |
| | Total Ore Reserves | | 3.3 | 7.1 | 0.24 | 0.12 | | | | |

| Project | Deposit | Classification | Tonnage (Mt) | Grade (% HM) | Contained HM (Mt) | SGW Share Contained HM (Mt) | Slimes (%) | Rutile% | Zircon% | Ilmenite % |
|---|---|---|---|---|---|---|---|---|---|---|
| Wemen | Wemen North | Measured Resource | 0.3 | 2.9 | 0.01 | 0.01 | 14 | 25 | 12 | 57 |
| | Wemen South | Measured Resource | 8.8 | 2.8 | 0.25 | 0.13 | 7 | 21 | 7 | 45 |
| | | Indicated Resource | 0.6 | 2.2 | 0.01 | 0.01 | 10 | 23 | 9 | 53 |
| Prungle | Cylinder | Indicated Resource | 34.7 | 3.5 | 1.20 | 0.60 | 2 | 21 | 13 | 59 |
| | | Inferred Resource | 18.6 | 1.9 | 0.35 | 0.18 | 2 | 23 | 10 | 58 |
| | Karra | Indicated Resource | 151.0 | 3.8 | 5.75 | 2.88 | 4 | 14 | 12 | 55 |
| | Finigans Tank | Inferred Resource | 7.8 | 4.5 | 0.40 | 0.18 | 14 | 26 | 18 | 51 |
| Ouyen | Galileo | Indicated Resource | 25.9 | 6.2 | 1.60 | 0.80 | 11 | 16 | 9 | 52 |
| | Mercury | Indicated Resource | 37.3 | 5.5 | 2.06 | 1.03 | 11 | 19 | 10 | 57 |
| | Titan | Indicated Resource | 8.5 | 5.0 | 0.40 | 0.21 | 13 | 14 | 8 | 58 |
| Twelve Mile | Western Strands | Inferred Resource | 60.1 | 1.8 | 1.10 | 0.55 | 5 | 14 | 14 | 62 |
| | Triangle | Indicated Resource | 41.3 | 2.2 | 0.91 | 0.46 | 4 | 18 | 12 | 60 |
| | Birthday Gift | Measured Resource | 12.4 | 3.3 | 0.41 | 0.21 | 4 | 15 | 10 | 64 |
| | | Indicated Resource | 48.0 | 2.8 | 1.34 | 0.67 | 4 | 15 | 10 | 64 |
| Wilandra West | Brigantine | Inferred Resource | 13.1 | 3.5 | 0.46 | 0.23 | 5 | 19 | 9 | 55 |
| | Byrnes Tank | Inferred Resource | 8.7 | 2.7 | 0.23 | 0.12 | 3 | 14 | 10 | 64 |
| | Doubloon North | Inferred Resource | 13.1 | 3.5 | 0.46 | 0.23 | 2 | 21 | 11 | 54 |
| | Blind Pew | Inferred Resource | 48.4 | 2.3 | 1.13 | 0.57 | 2 | 11 | 10 | 67 |
| | Trelawney | Inferred Resource | 47.2 | 2.6 | 1.22 | 0.61 | 3 | 11 | 13 | 65 |
| | Cavalier South | Inferred Resource | 11.4 | 3.0 | 0.34 | 0.17 | 2 | 10 | 9 | 67 |
| | Cavalier North | Inferred Resource | 14.9 | 3.6 | 0.54 | 0.27 | 2 | 10 | 9 | 68 |
| | Jacks Tank North | Inferred Resource | 13.0 | 1.9 | 0.25 | 0.13 | | 12 | 31 | 50 |
| | Jacks Tank South | Inferred Resource | 41.0 | 2.6 | 1.09 | 0.54 | | 21 | 15 | 55 |
| | Total Mineral Resources | | 666.1 | 3.2 | 21.46 | 10.73 | | | | |

1. Mineral Resources are in additon to Ore Reserves
2. SGW's direct share of MBT JV is 50%.
3. Changes to figures this year reflect SGW's divestment of it's interests in the BIP JV (Ginko etc)
4. The Wemen "in addition" Mineral Resource have been derived by depleting the Ore Reserve from the "inclusive" insitu figure provided by McDonald Speijers.
5. The Mineral resources at Wemen, Ouyen, Prungle and Twelve Mile Projects were estimated by McDonald Speijers by block modelling methods to determine grade at a 1% HM lower-grade cut-off and a density equal to 1.57 + 0.01*HM%.
6. The remaining Mineral Resources at Willandra West were estimated using polygonal cross-sectional methods with a 1% HM lower-grade cut-off and a density of 1.7t/m3. These estimates were made by the staff of the MBT Joint Venture or its previous owners and have subsequently been reviewed by D C Speijers and M J McDonald of McDonald Speijers.
7. Overburden thickness varies between 10m and 40m.
8. Grain size (D50) varies between 125 and 180 microns.
9. Mineral assemblages for resource estimates are based on XRF analysis of samples completed by Cable Sands (WA) or RZM Pty Ltd.
10. Ilmenite = Ilmenite + Altered Ilmenite + Leucoxene.

The information contained in the report to which this statement is attached that relates to Mineral Sands Ore Reserves and Mineral Resources has been edited by Mr Clay Gordon using information compiled by Mr Diederik Speijers and Mr Ian Shackleton who are both members of The Australasian Institute of Mining and Metallurgy and/or the Australian Institute of Geoscientists. Mr Shackleton was a full time employee of the MBT Joint Venture at the time of the relevant resource estimations while Mr Speijers is employed by McDonald Speijers. Both have sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity they are undertaking to qualify as a Competent Persons as defined in the 1999 edition of the Australasian Code for "Reporting of Mineral Resources and Ore Reserves". Both consent to the inclusion in the report of the matters based on their information in the form and context in which it appears.

# REVIEW OF OPERATIONS
## GOLD DIVISION



During the year the Gold Division produced a record 577,702 ounces at an average cash cost of $454 per ounce. An attractive cash margin of $148 per ounce was achieved through deliveries at an average realised price of $602 per ounce. There was a marked improvement in cash costs during the second half of the year and the Company aims to continue this trend into the 2003/04 financial year.

During the second half of the year the Company announced a significant restructuring of both the Gold Division and Perth Office operating structures with the introduction of a new Operating Model. In general terms, many of the ancillary functions at the gold mine sites will be moved and managed in future from Perth Office. The Model will allow the operating sites to concentrate on their core functions of production of gold, control of their costs and also facilitate more careful management of capital expenditure in the future. The Company anticipates that significant cost savings will result from this restructure.

As part of the restructuring the Company will appoint two new Executive General Managers who will be responsible for the Company's Exploration, Resource Development and Operations functions of the Gold Division in particular.

The gold plan for the next financial year indicates total production of 500,000-510,000 fine ounces from the three key regional centres. The longer term plan is under review pending an outcome of the Tarmoola mine study. The Company has received encouraging results from recent drilling at Tarmoola to date and is in the process of completing an updated resource and longer term mine evaluation.

Figure 4: Sons of Gwalia Gold Production


Ounces
600,000
500,000
400,000
300,000
200,000
100,000
0
1993/94
1994/95
1995/96
1996/97
1997/98
1998/99
1999/00
2000/01
2001/02
2002/03

# SOUTHERN CROSS OPERATIONS

Sons of Gwalia controls over 5,000 square kilometres of prospective mining and exploration tenements in the Southern Cross region of Western Australia. The Company operates one central processing facility at Marvel Loch, approximately 30 kilometres south of the town of Southern Cross.

The Southern Cross Operations comprise the Marvel Loch South open pit, the Golden Pig and Yilgarn Star underground mines, a 51% equity interest and management of the Cornishman open pit mine and a number of smaller satellite mines.

## GOLD PRODUCTION

During the year, the Southern Cross Operations produced a total of 217,019 fine ounces. The Company's attributable production for the year was 200,771 fine ounces at a cash cost of $454 per ounce and includes a contribution from the 51% interest in the Cornishman open pit as part of the Troy Resources NL Joint Venture. The major sources of ounces during the year were the Marvel Loch South open pit, Golden Pig and Yilgarn Star underground mines and the Cornishman and Blue Haze open pits. The Blue Haze open pit mine, near the Bounty gold mine, made a substantial contribution and was depleted during the year.

During the 2003/04 financial year, total production from the Southern Cross Operations is expected to be approximately 210,000 fine ounces, with attributable ounces at 175,000 fine ounces. Ounces are expected to be sourced predominantly from the Marvel Loch South open pit, Golden Pig underground mine and the Cornishman open pit. The Cornishman joint venture is expected to contribute over 70,000 fine ounces to total production during the 2003/04 financial year.

## DEVELOPMENT

The South Pit Extension at Marvel Loch involves the deepening of the South Pit through the use of an innovative in-wall ramp. The ramp was commenced in March 2003 and is expected to be available for ore haulage early in the 2004 calendar year. The ramp will also provide initial access for the diamond drilling of extensions to mineralisation below the Marvel Loch open pits. This development has been detailed in the Development Projects section below. The South Pit and South Pit Extension will provide the base load supply of ore to the Marvel Loch mill during the next 2 – 3 years. During this time, the expectation is that production from the Marvel Loch underground will be established to provide the base load supply of ore to the Southern Cross operations on a longer term basis.

At Golden Pig modifications to mining methods and geological practices have produced improvements in mined grades. Drilling continues to delineate further resources and at this stage a mining rate of around 250,000 tonnes per annum over the next two to three years is anticipated.

The Yilgarn Star underground mine was placed on care and maintenance during the year. The underground drilling program of the Premier Deeps has encountered encouraging results. A geological assessment and mine feasibility study is being advanced with a view to recommencing mining during the 2004/05 financial year.

## LEONORA OPERATIONS

The Company controls over 2,200 square kilometres of prospective mining and exploration tenements in the Leonora region of Western Australia. The Leonora Operations comprise the Sons of Gwalia operation just south of Leonora and the Tarmoola operation approximately 30km to the north of Leonora. The Sons of Gwalia operation is centered around the historic Sons of Gwalia underground mine. The operation in its present form is expected to be completed during the first half of the 2003/04 year, with re-opening subject to a decision on the Gwalia Deeps project. The Tarmoola operation comprises the Tarmoola open pit and processing facility together with a number of satellite open pit mines, including the Kailis pit approximately 20km to the south of the Tarmoola operation.

### GOLD PRODUCTION

During the year, the Leonora Operations produced a total of 237,036 ounces at a cash cost of $470 per ounce. The main source of ounces during the year were the Tarmoola and Wonder North open pits and the Sons of Gwalia underground mine.

In the 2003/04 financial year, gold production from the Leonora Operations is expected to be approximately 160,000 ounces, with the Tarmoola and Kailis open pits expected to contribute the bulk of production and the Sons of Gwalia underground mine contributing between 20,000-25,000 ounces. This does not take into account any additional ore that may be delineated on the completion of drilling and evaluation at the Canyon Granites project at Tarmoola.

The Sons of Gwalia underground mine was placed on care and maintenance in the September quarter with milling to be concluded in the December quarter of 2003. Mining from the Sons of Gwalia underground mine has been complicated by a variety of technical issues largely attributable to the remnant nature of the orebody.

### DEVELOPMENT

Within the south end of the Tarmoola North pit significant quantities of additional lower grade granite mineralisation has been encountered. This indicates potential for an extension of this mineralisation into the Canyon Granites area, between the North and South pits. By drill testing areas of mineralised granite around and below the current pit outlines, it is hoped to delineate resources with a sufficiently low strip ratio to become reserves. Results to date have been encouraging and the target for this programme is large tonnages of ore at similar grades to current mining of approximately 1.3 g/t gold but at low strip ratios. The economic evaluation is in progress.

Further evaluation of the high grade 10400 Shoot below the floor of the Tarmoola open pit will also be run in conjunction with the revised resource estimate for the Tarmoola open pit and the Canyon Granites project. The present resource at the 10400 Shoot is approximately 0.65 million tonnes grading 4.6g/t (at a 2.5g/t cut off), and may present an underground target at the Tarmoola mine.

The Gwalia Deeps project is detailed in the Development Projects section below.

## SOUTH LAVERTON OPERATIONS

The Company controls over 3,000 square kilometres of prospective mining and exploration tenements in the region south of Laverton in Western Australia. The South Laverton Operations are based around the Carosue Dam processing facility and infrastructure located 120 kilometres to the north east of Kalgoorlie. The Operations comprise the Karari, Luvironza, Monty's Dam, Twin Peaks and Safari open pits and a potential underground development at the high grade Red October deposit.

### GOLD PRODUCTION

During the year, the South Laverton Operations produced 139,894 fine ounces at a cash cost of $426 per ounce. The main source of ounces during the year were the Karari, Monty's Dam and Luvironza open pits.

In the 2003/04 financial year, production from the South Laverton Operations is expected to increase significantly to approximately 175,000 fine ounces, as a result of mining and treating higher grade ore from the Twin Peaks and Safari open pit mines.

### DEVELOPMENT

Development of the Safari open pit and potential development of the Deep South and Red October deposits has been facilitated by the construction of a dedicated haul road to the Carosue Dam processing facility.

The trial underground mining of the high grade Red October deposit has been approved for commencement in the second half of the financial year and is detailed in the Development Projects section below.

# ADVANCED GOLD DEVELOPMENT PROJECTS

During the 2003/04 financial year the Company will focus on three advanced gold development projects which have attractive growth potential and should underpin a sustainable level of gold production for the Company going forward. These projects are detailed below.

## THE PROPOSED MARVEL LOCH UNDERGROUND PROJECT AT THE SOUTHERN CROSS OPERATIONS

The South Pit Extension ramp will provide access for the diamond drilling of extensions of the Boulder lode below the Marvel Loch South open pit. In addition, a decline north from the South Pit Extension ramp has commenced and will provide access to the high grade Undaunted lode below the North pit before the end of the 2003/04 financial year. The decline will also facilitate the diamond drilling of extensions to the South Exhibition and Firelight lodes below the Centre Pit and the Sherwood and Undaunted lodes below the North pit.

The Marvel Loch Underground Project is based on extensions of the Boulder, South Exhibition, Firelight, Undaunted and Sherwood lodes. At this stage a nominal resource has been delineated down to around 400m below surface. The objective of the proposed underground drilling is to delineate a substantial reserve to around 500m below surface to justify full underground development. Expectation for the success of this drilling is high based on the promising results of deeper drilling carried out to date in this area. Some of the more promising drill results are included on the section below and include the deepest intersection at Marvel Loch of 16 metres grading 31.1 g/t at 500 metres below surface below the Undaunted Lode.


South
North
South Pit
Centre Pit
North Pit
Boulder Lode
South Exhibition Lode
Firelight Lode
Undaunted Lode
Tunnel Portal
0m
250m
500m
750m
CURRENT PIT (April '03)
BASE OF CONVENTIONAL OPEN PIT
FINAL PIT (Tunnel Pit)
LIMIT OF RESOURCE MODELLING
Target
Target
Target
Target
16m@31.10g/tAu
12m@22.40g/tAu
5m@18.70g/tAu
8.2m@6.20g/tAu
gm
gxm Gold
1 - 2
2 - 5
5 - 15
15 - 30
> 30
250m

## THE GWALIA DEEPS PROJECT AT THE LEONORA OPERATIONS

The Gwalia Deeps project is based on the depth extensions of the historic Sons of Gwalia underground mine, which produced a substantial 2.5 million ounces at approximately 11g/t during previous phases of underground mining. The Gwalia Deeps represents one of the largest and higher quality underground gold projects not yet developed in the North Eastern Goldfields region.

A pre-feasibility study supports the economic viability of the project at a gold price of A$525 per ounce, based on conventional shaft development of a resource of 1.6 million ounces at a grade of approximately 6.0g/t. The project is sized at 120,000-150,000 ounces per annum, over a ten year mine life at cash costs of around A$340 per ounce. In view of the historic grades at the mine the mined grade achieved is expected to outperform the pre-feasibility study grade, which has been smoothed by including all available data at depth. The mineralisation remains open down dip and to the north.

The risks of full shaft development can be partially managed by a staged approach. Stage 1 would comprise an exploration shaft and further resource definition drilling at a cost of A$50 million – A$55 million. Successful Stage 1 results would see commitment to Stage 2 comprising shaft deepening and full development at a capital cost of A$70 million.

An alternative approach to full development that is being scoped at the present is the use of a decline to access the Gwalia Deeps. This approach may have the advantages of a lower capital requirement and shorter lead time to gold production. It may also enable the Company to retain a 100% equity in the project in contrast to shaft development which is likely to require the Company to sell down equity. This approach would be predicated on delineating a higher grade core to the known resource.


280m
1075m
1600m

## THE RED OCTOBER PROJECT AT THE SOUTH LAVERTON OPERATIONS

Trial underground mining of the high grade Red October resource has been approved for commencement in the second half of the 2003/04 financial year. The trial mining aims to validate the resource and lower the risk of further development as a lead into staged development.

The resource at Red October is 0.56 million tonnes grading 12.5g/t (for 225,000 ounces) and is open at depth. Preliminary scoping indicates the potential to mine 0.45 million tonnes at 10g/t for approximately 140,000 ounces recovered.

The major ore lodes remain open at depth.


Red October - Long Section
South
North
14m@20.66g/t Au
7m@36.85g/t Au
17m@14.53g/t Au
9m@25.11g/t Au
11m@24.08g/t Au
g/t Gold
1 - 5
5 - 10
10 - 20
20 - 50
> 50
200m

# EXPLORATION REVIEW

The 2002/03 Exploration Programme again focused on the Company's three strategic ground positions at Southern Cross, Leonora and South Laverton. These positions contain some of the most prospective gold mineralised belts in Western Australia. Expenditure on gold exploration in 2002/03, excluding mine exploration and resource development, was $10.5 million.

The Exploration Group has been re-structured with the regional exploration and mine-site resource development groups being combined. All of the Company's exploration activity will now be managed within one group structure.

This will provide sharper focus on the Company's key opportunities to increase its resource base.

## SOUTHERN CROSS REGION

The Company controls most of the Southern Cross greenstone belt south of Bullfinch, a strike length of over 200 kilometres. Within the main mineralised corridor extending 40 kilometres between Yilgarn Star and Southern Cross, the best opportunities for new resources lie adjacent to the existing mines as depth extensions and structural repeats. Reviews of potential depth, strike and lateral extensions for these deposits were initiated during the year. The focus of exploration work in 2003/04 will be on these deposits, particularly at the Marvel Loch and Golden Pig mines, where there is potential for substantial increases in resources.

Outside of this mineralised corridor, the terrain is relatively under-explored, with large areas of transported cover. There are opportunities in these areas for significant new discoveries. Several prospects were evaluated during the year, with the best results coming from the Aries prospect. Aries lies beneath deep transported cover in farmland, four kilometres north of Southern Cross. The initial drilling to test a substantial gold in soil geochemical anomaly returned results of up to 12 metres at 4.51g/t gold from 201 metres. Follow-up drilling showed that the mineralisation in this part of the prospect had a short strike length and would not be economic because of the depth of cover. However, the geological information gained from this drilling generated a number of new targets within the large geochemical anomaly. Elsewhere, several new prospects were identified by early stage work during the year, particularly in the Forrestania region in the southern part of the belt, and will be evaluated in 2003/04.





## LEONORA REGION

The Company's ground position at Leonora extends over a strike length of 100 kilometres and contains several highly prospective structural zones. Exploration activity during the year focussed on targets around the Tarmoola and Sons of Gwalia mines.

A major review of all geological and exploration information was undertaken for the area around the Sons of Gwalia mine to investigate the potential for structural repeats of the deposit at depth. Several targets have been identified which will be drill tested in 2003/04.

In the Tarmoola area, a significant gold geochemical anomaly was identified by air-core drilling over an interpreted structural target at the Lancelot prospect, two kilometres southwest of the mine. Preliminary reverse circulation drilling in this anomaly has intersected thick zones of low-grade mineralisation, such as 81 metres at 0.86g/t gold from 45 metres. Narrow zones of higher-grade gold mineralisation were also intersected, such as 6 metres at 6.28g/t gold from 60 metres. Further drilling is planned to evaluate this prospect. In addition, a geological review of the Tarmoola system will be undertaken in 2003/04. The objective is to evaluate the size potential of the deposit and examine opportunities to significantly increase its economic resources.


Safari - Long Section
South
North
15m@12.24g/t Au
17m@52.66g/t Au
11m@18.40g/t Au
High grade
near surface zone
4.55m@28.70g/t Au
11m@20.95g/t Au
4m@10.10g/t Au
7m@6.78g/t Au
0m
100m
200m
18m@5.11g/t Au
10m@13.00g/t Au
12m@18.20g/t Au
20m@4.97g/t Au
Open
100m

## SOUTH LAVERTON REGION

The Company's holding in the South Laverton region covers substantial strike lengths of two major structural zones, the Laverton Tectonic Zone and the Keith-Kilkenny Tectonic Zones, which host most of the gold deposits in the region. Several new exploration joint ventures were negotiated during the year to significantly increase the Company's ground holding over the Keith-Kilkenny Tectonic Zone to the northwest of Carosue Dam.

A review of the geology and exploration data around the Carosue Dam gold mine has identified an extensive hydrothermal alteration zone over a strike length of 25 kilometres. The Carosue Dam - Old Plough Dam group of gold deposits are located on particular structures within this alteration zone. Several analogous structures have been identified in the vicinity, which will be a focus of exploration activity in 2003/04.

Several prospects were identified and drill tested during the year. The most promising of these is the Far East prospect, located 20 kilometres north of the Carosue Dam gold mine. Aircore drilling of a structural target beneath transported cover defined a significant gold anomaly. The prospect will be tested by reverse circulation and diamond drilling.

Following the establishment of an open pit mine at Safari and completion of drilling for open pit reserves at Deep South, exploration during 2003/04 will investigate the potential for deeper resources at these projects. Mineralisation at both deposits is open down-plunge with evidence for grades high enough to support underground mining.

# GOLD DIVISION
## RESERVES & RESOURCES

## GOLD RESERVES, 30 JUNE 2003

| South Laverton Region | | Proved | | | Probable | | | Total | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Tonnes | Grade | Ounces | Tonnes | Grade | Ounces | Tonnes | Grade | Ounces |
| Carosue Dam | Open Cut | 480,000 | 2.6 | 40,000 | 11,250,000 | 2.2 | 790,000 | 11,730,000 | 2.2 | 830,000 |
| | Stockpile | 210,000 | 3.0 | 20,000 | 1,130,000 | 1.1 | 40,000 | 1,340,000 | 1.4 | 60,000 |
| **Total South Laverton** | | **690,000** | **2.7** | **60,000** | **12,380,000** | **2.1** | **830,000** | **13,070,000** | **2.1** | **890,000** |

| Leonora Region | | Proved | | | Probable | | | Total | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Tonnes | Grade | Ounces | Tonnes | Grade | Ounces | Tonnes | Grade | Ounces |
| Gwalia | Open Cut | | | | 1,930,000 | 2.3 | 140,000 | 1,930,000 | 2.3 | 140,000 |
| | Underground | | | | 2,530,000 | 3.9 | 320,000 | 2,530,000 | 3.9 | 320,000 |
| | Stockpile | 650,000 | 1.0 | 20,000 | | | | 650,000 | 1.0 | 20,000 |
| Tarmoola | Open Cut | | | | 12,540,000 | 1.7 | 670,000 | 12,540,000 | 1.7 | 670,000 |
| | Stockpile | | | | 6,330,000 | 0.5 | 110,000 | 6,330,000 | 0.5 | 110,000 |
| **Total Leonora Region** | | **650,000** | **1.0** | **20,000** | **23,330,000** | **1.7** | **1,240,000** | **23,980,000** | **1.6** | **1,260,000** |

| Southern Cross Region | | Proved | | | Probable | | | Total | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Tonnes | Grade | Ounces | Tonnes | Grade | Ounces | Tonnes | Grade | Ounces |
| Marvel Loch | Open Cut | | | | 3,650,000 | 2.2 | 260,000 | 3,650,000 | 2.2 | 260,000 |
| | Underground | | | | 3,400,000 | 3.9 | 430,000 | 3,400,000 | 3.9 | 430,000 |
| | Stockpile | | | | 950,000 | 1.3 | 40,000 | 950,000 | 1.3 | 40,000 |
| Bullfinch & Southern Cross | Open Cut | | | | 320,000 | 3.9 | 40,000 | 320,000 | 3.9 | 40,000 |
| | Underground | | | | 340,000 | 6.4 | 70,000 | 340,000 | 6.4 | 70,000 |
| | Stockpile | 440,000 | 1.4 | 20,000 | | | | 440,000 | 1.4 | 20,000 |
| Yilgarn Star | Underground | | | | 2,630,000 | 2.8 | 240,000 | 2,630,000 | 2.8 | 240,000 |
| | Stockpile | 320,000 | 1.9 | 20,000 | | | | 320,000 | 1.9 | 20,000 |
| **Total Southern Cross** | | **760,000** | **1.6** | **40,000** | **11,290,000** | **3.0** | **1,080,000** | **12,050,000** | **2.9** | **1,120,000** |
| **Total** | | **2,100,000** | **1.8** | **120,000** | **47,000,000** | **2.1** | **3,150,000** | **49,100,000** | **2.1** | **3,270,000** |

# GOLD MINERAL RESOURCES, 30 JUNE 2003

| South Laverton Region | | Measured | | | Indicated | | | Inferred | | | Total | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Tonnes | Grade | Ounces | Tonnes | Grade | Ounces | Tonnes | Grade | Ounces | Tonnes | Grade | Ounces |
| Carosue Dam | Open Cut | | | | 15,450,000 | 2.1 | 1,040,000 | 12,090,000 | 2.6 | 1,010,000 | 27,540,000 | 2.3 | 2,050,000 |
| **Total South Laverton Region** | | | | | **15,450,000** | **2.1** | **1,040,000** | **12,090,000** | **2.6** | **1,010,000** | **27,540,000** | **2.3** | **2,050,000** |

Leonora Region

| | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Gwalia | Open Cut | | | | 3,560,000 | 1.4 | 160,000 | 6,730,000 | 2.6 | 570,000 | 10,290,000 | 2.2 | 730,000 |
| | Undergound | | | | 110,000 | 2.8 | 10,000 | 11,230,000 | 6.0 | 2,200,000 | 11,340,000 | 6.0 | 2,210,000 |
| Tarmoola | Open Cut | 3,780,000 | 1.8 | 220,000 | 18,950,000 | 1.3 | 810,000 | 27,150,000 | 1.2 | 1,020,000 | 49,880,000 | 1.3 | 2,050,000 |
| **Total Leonora Region** | | **3,780,000** | **1.8** | **220,000** | **22,620,000** | **1.3** | **980,000** | **45,110,000** | **2.6** | **3,790,000** | **71,510,000** | **2.2** | **4,990,000** |

Southern Cross Region

| | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Marvel Loch | Open Cut | 930,000 | 2.0 | 60,000 | 2,600,000 | 1.8 | 150,000 | 2,860,000 | 1.8 | 170,000 | 6,390,000 | 1.8 | 380,000 |
| Bullfinch & | Open Cut | | | | 1,160,000 | 2.9 | 110,000 | 620,000 | 2.5 | 50,000 | 1,780,000 | 2.8 | 160,000 |
| Southern Cross | Underground | | | | 430,000 | 5.1 | 70,000 | 350,000 | 6.2 | 70,000 | 780,000 | 5.6 | 140,000 |
| Yilgarn Star | Open Cut | | | | 3,980,000 | 2.2 | 280,000 | 2,700,000 | 2.6 | 230,000 | 6,680,000 | 2.4 | 510,000 |
| | Underground | 730,000 | 2.1 | 50,000 | 470,000 | 4.6 | 70,000 | 1,300,000 | 3.1 | 130,000 | 2,500,000 | 3.1 | 250,000 |
| **Total Southern Cross Region** | | **1,660,000** | **2.1** | **110,000** | **8,640,000** | **2.4** | **680,000** | **7,830,000** | **2.6** | **650,000** | **18,130,000** | **2.5** | **1,440,000** |

| | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Total** | | **5,440,000** | **1.9** | **330,000** | **46,710,000** | **1.8** | **2,700,000** | **65,030,000** | **2.6** | **5,450,000** | **117,180,000** | **2.3** | **8,480,000** |

Notes (apply to both the Ore Reserve and Mineral Resource statements):

1. Rounding may cause minor computational discrepancies.
2. Mineral Resources are in addition to Ore Reserves.
3. All current projects are estimated using Ordinary Kriging (or it's advanced applications) in accordance with the Company's standard procedures and guidelines.
4. Ore Reserves are estimated at gold prices between A$500 to A$585/oz, unless otherwise stated.
5. Ore Reserves and Mineral Resources (where economic constraints have been applied) are quoted at the marginal economic cut-off for the individual project.
6. All ounces are quoted in-situ.
7. Gwalia Underground - Ore Reserve estimates have been adjusted to account for mining and to reflect recent mining recovery rates. These adjustments do not apply to the existing Mineral Resource estimates for the Gwalia Intermediates and Gwalia Deeps Projects which remain unchanged.
8. Tarmoola - Mining studies aimed at enhancing the current Operations plan are in progress. As a result, the previous Ore Reserve and Mineral Resource has been carried forward and depleted for mining.
9. Red October - Further work is planned in order to progress the Project to an underground production phase. While this work is being completed, the previously reported Mineral Resource has been carried forward.
10. Old Plough Dam - During the year, the Company increased it's share in the Twin Peaks and Monty's Dam projects from 64% to 100%. This increase is reflected in this years figures.
11. Whirling Dervish - The previously reported Ore Reserve equates to that portion of the Measured and Indicated Mineral Resource inside the $700 optimised pit shell.
12. Marvel Loch Underground- The feasibility study into the underground option for Marvel Loch is progressing but it is not at a stage to replace the existing figures. As a result, the previously reported Mineral Resource and Ore Reserve have been carried forward.
13. Assets removed from the Statement following their sale during the course of the year include North Laverton (Burtville, Admiral Hill, Barnicoat, West Laverton, and Jasper Hills), Chariot, and Pungkut.
14. The Mount Holland and Edjudina Mineral Resources has been incorporated into the figures for the Southern Cross Region and South Laverton (respectively).

The information contained in the report to which this statement is attached relating to the gold Ore Reserves and Mineral Resources is based on information compiled and edited by Mr. Clay Gordon and Mr. Santi Pal. Mr. Gordon and Mr. Pal are both members of The Australasian Institute of Mining and Metallurgy and/or the Australian Institute of Geoscientists and are full-time employees of the Company. Both have sufficient experience relevant to the style of mineralisation, type of deposit under consideration and to the activity they are undertaking to qualify as a Competent Person as defined in the 1999 edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Both consent to the inclusion in the report of the matters based on their information in the form and context in which it appears.

# OCCUPATIONAL HEALTH AND SAFETY

## PEOPLE, COMMUNICATION AND INVOLVEMENT

The Company identifies safety as a core value. Our goal is to create a culture where individuals understand and take responsibility for their actions and assist others to work safely. To this end, the Company has implemented personal risk assessment programmes at a number of our sites.

The involvement of our employees and their ownership of safety activities is a key success factor. To achieve this, we have established communications systems that encourage and enable input from all levels of our workforce. The approach of putting forward individuals as "Champions" in the form of safety representatives assists to continuously monitor and improve the risk management framework.

Figure 3: Lost Time Injury Frequency Rate


LTIFR
16
14
12
10
8
6
4
2
0
1997/98
1998/99
1999/00
2000/01
2001/02
2002/03

## RISK MANAGEMENT

During the year the Company concentrated on embedding its risk management framework and the necessary supporting tools to achieve further risk reduction. This has resulted in risk management activities being more widely used by all levels of our workforce to identify, assess and control risks in their workplace.

## PERFORMANCE

The Company's safety performance improved significantly with our Lost Time Injury Frequency Rate ("LTIFR") improving by 31 per cent (figure 3) against a target of 25 per cent and our Lost Time Injury Index ("LTII") improving by 16 per cent. Sons of Gwalia is committed to further improvements in health and safety as it is integral to the Company's business objectives.

Notwithstanding this improved performance, the Company believes that no injury is acceptable and in order to achieve this goal, we have set the minimum target of a further 25 per cent improvement in our LTIFR and LTII for the 2003/04 year.

## LEADERSHIP

Leadership is a prerequisite to establishing safety as a core value. The Board of Director's Safety, Health and Environment sub committee endorses this ethos by critically examining performance and approving the strategies and objectives that will improve safety performance.

Site Management actively lead the safety programmes in their areas. This can be seen through their participation in OH&S audits, workplace inspections, OH&S committee and toolbox meetings. Our management teams play an active part in the introduction of all new safety initiatives.



ROUTINE SAFETY EXERCISES

## SYSTEMS

The Company improved the implementation of its Safety Management Systems ("SMS") by 18 per cent in 2002/03, with all sites making progress. Each year we audit the SMS for the purpose of recognising and sharing best practice as well as identifying opportunities for improvement.

During the year, the Company further progressed the implementation of Major Hazard Standards ("MHS") across the group. The purpose of the MHS is to eliminate or control hazards that could potentially cause serious injuries or fatalities.

## FUTURE INITIATIVES

Sons of Gwalia is committed to the continuous improvement of its health and safety systems. In the coming financial year, the Company will:

- Commence peer auditing of the risk management programme and the Major Hazard Standards.
- Review our critical safety processes and the associated software to improve efficiencies.
- Improve safety knowledge via a Safety Management Systems awareness programme for managers and supervisors.
- Assess work rosters and fatigue management practices on an on-going basis.

# ENVIRONMENT



Sons of Gwalia is committed to the implementation of sound environmental policies, practices and continuous environmental improvement.
The Company seeks to exceed the requirements of environmental laws and regulations, communicate effectively with key stakeholders and recognise the principles of sustainability in its approach.

## ENVIRONMENTAL MANAGEMENT

During the reporting period, Sons of Gwalia continued to develop and implement the Environmental Management System, focussing on a series of Operating Standards and Guidelines. This information is now being promoted to the workforce through the Environmental Education Programme.

There are many similarities between the Safety and Environmental Systems and the Company has commenced the consolidation of Safety and Environmental Systems documentation. This is expected to be complete by early 2004 and will realise significant efficiencies in auditing and communicating.

Auditing of the Environmental Performance and Systems has been a key continuous improvement tool utilised by the Company over the past three years. In order to maintain the drive for continuous improvement, the environmental auditing protocol will be updated to ensure that it remains relevant in such a dynamic environment.

During the year, all sites completed an Environmental Performance self-assessment. These assessments have shown that performance levels are steady. Further details will be available in the 2002/2003 Sons of Gwalia Environmental Performance Report, which is due for release in November 2003.

## ADVANCED MINERALS DIVISION

During the year the tantalum operations at Greenbushes and Wodgina continued their efforts on key environmental issues. Both operations monitor mining and processing efficiencies, and this has demonstrated that in general water and fuel requirements per unit of product were maintained or reduced slightly.

During the year, the Greenbushes Operation surveyed the local community for its attitude and feedback to the site. The results of the survey show that the community perception that Greenbushes Operations are environmentally responsible has improved from 65% to 80% of respondents.

Planning for the potential expansion of the Murray Basin mineral sands operations changed focus to the Ouyen deposit in Victoria. Extensive baseline environmental studies and consultation with stakeholders has commenced and will feed into planning for the proposed mining operations.



## GOLD DIVISION

Sons of Gwalia continued its programme of capping open exploration drill holes to prevent fauna deaths on old exploration areas. The Company has now capped approximately 40,000 holes in the three year programme.

The Company continued to upgrade it's expectations for environmental performance in the Gold Division. The focus on planning outlined in last Annual Report was exemplified in the development of the Safari Bore satellite mining operation near Carosue Dam.

## SOUTH LAVERTON REGION

The Carosue Dam processing facility continued to process ore from nearby deposits such as Karari, Twin Peaks and Monty's Dam. Safari Bore is a deposit too small to support a processing plant and consequently the Company assessed different options for treating the ore at Leonora or Carosue Dam, together with all of the transportation options. Processing at Carosue was clearly more viable, and hence the Company investigated a number of different route options for a purpose built haul road. Throughout the planning process, consideration was given to:

- Minimising potential impacts on flora and fauna.
- Avoiding heritage sites.
- Availability of construction materials.
- Pastoral lease issues; and
- Costs of construction, maintenance and long term plans.

Following extensive consultation with key stakeholders, the project was designed and approved to enable ore delivery to Carosue Dam early in 2003/4 financial year. The Company looks forward to a continued presence in the region and fulfilling its commitments.

## LEONORA REGION

Leonora continued to address rehabilitation issues and focus on workforce education. Highlights include:

- Placement of over 9million tonnes of waste rock around the existing Tailings Storage Facilities at Tarmoola to enable rehabilitation and capping upon closure.
- Capping of old Tailings Storage Facilities 1, 2 and 3 at Tarmoola.
- Rehabilitation of the Wonder and Ulysses satellite pits.
- Upgrade of environmental education processes.
- Implementation of bunding systems on remote borefields to reduce the risk of fuel spillage; and
- Development of an innovative approach to fully integrating environmental requirements into project planning, contract negotiation, approvals and implementation.

## SOUTHERN CROSS REGION

A broad environmental programme at Southern Cross has seen the following highlights over the last year:

- Rehabilitation works continued on the old Southern Cross Mill Tailings Storage Facility effectively completing the earthworks component of the site closure.
- The old Nevoria Tailings Storage Facility was capped and rehabilitation commenced.
- Completion of rehabilitation earthworks for the first four of five cells of the Bullfinch Tailings Storage Facility.
- Improvements to site drainage at the Marvel Loch mill commenced; and
- Improved dust control.

Management of saline water continued to be a key issue for the Southern Cross region. Despite making progress in upgrading pipelines and spill protection, there were a number of spillage's during the year. The Company will continue to upgrade the facilities and educate the workforce to reduce the risks of these occurrences.

# SONS OF GWALIA IN THE COMMUNITY

The Company recognises that it has an important role to play in sustainable development in the community and has a long history of positive participation in various forms in the communities in which it operates.

A number of the Company's operations are located close to towns and the Company is very much aware of the need for close working relationships with those communities. This participation is as much "in kind" as financial. Furthermore, it is to be noted that there is an ever increasing demand on the Company to provide services and support.

The Company has built up over many years close relationships with Aboriginal communities located in proximity to our operations. Recently, the Company provided scholarship monies to two Goldfields students and assisted another student to attend an overseas Indigenous Education Conference. The Company also continued to finacially assist Aboriginal families on an as needs basis.

During the year the Company facilitated a number of commercial outcomes for Aboriginal businesses located in the North-Eastern Goldfields. Most recently, a joint venture tender by McMahons Contracting and Carey Mining Pty Ltd, an Aboriginal Contracting company, was successful in securing the drill and blast contract at the Carosue Dam operation.

To address the need for sustainable development the Company's Social Contributions Programme seeks to direct funds to the communities in which it operates. The programme's objectives fall into a number of areas including Education, the Arts, Aboriginal assistance including training and employment, Community development, Medical and emergency services and Environmental programmes.

HOOVER HOUSE - GWALIA HISTORIC PRECINCT



This year there are a number of highlights from the programme which include:

Through the Leonora Gwalia Historical Museum Ltd, the Company has made a major contribution to the restoration of the historic mine managers house at the Sons of Gwalia Mine, together with ongoing support for the Museum Precinct.

The sponsorship of the Barking Gecko Theatre Company, which is Western Australia's premier professional children's theatre company, to work within the Leonora community for a two year period on an exciting new theatre project. Three programmes of theatre workshops will be presented by Barking Gecko Theatre Company each year giving young people and their families in Leonora the opportunity to develop their theatre skills through interaction with some of Western Australia leading theatre practitioners. The 2002/03 programme has been an outstanding success.

The sponsorship of the Constable Care Child Safety Project and it's "Protect Our Next Generation" state-wide educational interactive puppet shows continued. Constable Care has visited hundreds of primary schools throughout the state, with around 130,000 children benefiting from the programme during the year.
The puppet show captures it's audience of primary school children through engaging entertainment, while also gently delivering messages on safety and respect. The sponsorship included the distribution of Constable Care material with appropriate safety messages to schools in Leonora, Southern Cross and the remote Yandeyarra region at Port Hedland.

Other highlights include sponsorship of the Royal Flying Doctor Service, the Graham (Polly) Farmer Foundation, the Numero project of the Alzheimer's Association of Western Australia, part funding of Scitech's visit to Southern Cross and Leonora and funding of a WA School of Mines Scholarship.

On the Arts front the Company supported the West Australian Ballet and assisted an outstanding young musician participate in the Western Australia Youth Orchestra New Horizons Tour to the United Kingdom, Germany and the Czech Republic. The Company contributed to the establishment of the Australian Prospectors and Miners Hall of Fame Ltd which opened in Kalgoorlie October 2001.

In addition the Company provided financial assistance of varying degrees to a large number of organisations, charitable trusts, foundations, associations, missions, research organisations and student chapters.

## CONCISE FINANCIAL STATEMENTS

IMPORTANT INFORMATION FOR MEMBERS

The Directors' Report, Concise Financial Report and Auditor's Statement contained within this document represent a Concise Report.

The full financial report of Sons of Gwalia Ltd for the financial year ended 30 June 2003 and the Auditor's Report thereon will be sent, free of charge, to members upon request. Members wishing to receive the full financial report and Auditor's Report may arrange delivery by calling (08) 9263 5555 or by visiting our website at www.sog.com.au.

The Concise Report contained within this document has been derived from the full financial report of Sons of Gwalia Ltd for the financial year ended 30 June 2003 and cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

## DIRECTORS' REPORT

The Directors present their report on the consolidated accounts for the year ended 30 June 2003 made in accordance with a resolution of the Board.

DIRECTORS

The names and details of the Directors of the Company in office during the financial year and at the date of this report are as follows. Directors were in office for this entire period unless otherwise stated.

P K Lalor, LL.B (Executive Chairman)

Mr Lalor joined the Company as Managing Director when it was formed in 1982 and was appointed Executive Chairman in April 1997. Mr Lalor is a law graduate from the University of Western Australia and practised in Perth prior to starting Sons of Gwalia with his brother Chris, in 1982. He is a member of the Audit and Risk Management Committee, Compensation and Remuneration Committee and Board Nomination Committee.

He has significant legal and commercial experience and has been actively involved in Perth's business and industry sectors for many years.

Mr Lalor has served as the President of the Chamber of Minerals & Energy of Western Australia (Inc) and Vice-President of the Minerals Council of Australia in Canberra. He was previously a Director of the London-based World Gold Council and is a member of the Board of Directors of Gold Corporation. Mr Lalor is currently a member of the Premier's Science Council, a significant election initiative of the Western Australian Government. He is also a member of the WA Government's State Development Forum.

C J Lalor, LL.B (Executive Director)

Mr Lalor was a founding Director of the Company when it was formed in 1982 and subsequently listed on the Australian Stock Exchange in 1983. He is a Director of Pacific Wildcat Resources Corporation, a company listed on the Canadian Exchange. Mr Lalor is a member of the Safety, Health and Environment Committee.

Mr Lalor is a graduate in law at the University of Western Australia and practiced in Kalgoorlie, Western Australia for many years prior to participating in the formation of the Company in 1982 and has over 30 years' experience in Mining and Corporate Law.

He is a Director of the National Stroke Foundation and the Malcolm Sargent Cancer Fund for Children. He is also Chairman of the Leonora Gwalia Historical Museum Ltd and sits on the Advisory Board of the College of Law at the University of Notre Dame Australia.

T A Lang, FCA (Independent, Non-Executive Director)

Mr Lang is the Chairman of the Audit and Risk Management and the Compensation and Remuneration Committees and a member of the Board Nomination Committee.

Mr Lang was appointed as a Non-Executive Director of Sons of Gwalia in November 1998. He is a Chartered Accountant who was senior partner in the Perth Office of Deloitte Touche Tohmatsu until his retirement from the firm in 1990. He is Chairman of both the Construction Industry Long Service Leave Board of Western Australia and Service Finance Corporation Ltd.

Professor M R Richmond, BSc (Hons), BComm (Independent, Non-Executive Director)

Professor Richmond is the Chairman of the Safety, Health and Environment Committee.

Professor Richmond was appointed as a Non-Executive Director of Sons of Gwalia in August 2000. Professor Richmond spent 30 years with the Rio Tinto Group, and immediately prior to his retirement was the Managing Director Development of Hamersley Iron Pty Limited, Deputy Chairman of the Australian Minerals Research Council, Vice President of the WA Chamber of Minerals and Energy, Non-Executive Director of Amdel Limited and Hismelt Corporation and Chairman of the Resources Institute of Western Australia. Currently he holds a number of other posts being Non-Executive Director of Magnesium International Ltd and SGS (Aust) Ltd.

Professor Richmond is an Associate of AusIMM and the Strategic Planning Institute in the US and a Fellow of the Australian Academy of Technology, Science and Engineering. Professor Richmond is Professorial Fellow jointly to the University of WA Business School and Faculty of Engineering and Science.

M Cutifani, BEng (Mining), Fellow AusIMM

Mr Cutifani resigned as a Director on 14 February 2003.

# DIRECTORS' REPORT CONT'D

## CORPORATE GOVERNANCE STATEMENT

In recognising the need for a high standard of corporate behaviour and accountability, the Directors of Sons of Gwalia Ltd support the principles of corporate governance.

The Board of Directors of Sons of Gwalia Ltd is responsible for the corporate governance of the consolidated entity.

The Board of Directors guides and monitors the business and affairs of the Company on behalf of shareholders, by whom the Directors are elected and to whom they are accountable.

To ensure the Board is well equipped to discharge its responsibilities it has established guidelines for nomination and selection of Directors and for the operation of the Board.

### Composition of the Board

The Board is currently composed of two Non-Executive Directors, one Executive Director and an Executive Chairman. The Board keeps its size and composition under review, including the balance of experience and perspectives, and regularly reviews its procedures and practices to ensure all Directors are made aware of, and have available all necessary information, to participate in an informed discussion of all company matters.

Membership of the Board is reviewed from time to time at Board level. Possession of the appropriate qualifications and skills relative to the industry is a prerequisite for nomination for Board membership. As previously announced, the Company will appoint a new Managing Director and will review the structure and composition of the Board of Directors to ensure compliance with current Corporate Governance Guidelines. The new Board structure is likely to include more independent non-executive directors and it is intended that these changes will be progressed by the end of calendar year 2003.

With the exception of the Managing Director, each Director shall retire from office at the third annual general meeting following their appointment and if they so desire submit themselves for re-election. At least one Director must retire from office at each annual general meeting and therefore if no director is due to retire, the longest serving director shall retire. Directors appointed during the year to fill casual vacancies retire at the next following annual general meeting. Retiring Directors are eligible for re-election.

Directors are not required to own shares in the Company. However, details of shares they do hold are shown separately in this report.

Under the Company's Constitution, the maximum age for Directors is 72 years.

Under current practice, there are regular scheduled Board meetings each year. Directors also allocate time to Board Committees, and give the Company the benefit of their expertise on a consultative basis. The Board's approach is to operate as a whole across the range of its responsibilities.

The current Board Committees are listed below with their members and their roles.

# DIRECTORS' REPORT CONT'D

## Board Responsibilities

As the Board acts on behalf of and is accountable to the shareholders, the Board seeks to identify the expectations of the shareholders, as well as other regulatory and ethical expectations and obligations. In addition, the Board is responsible for identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks. The Board seeks to discharge these responsibilities in a number of ways.

The responsibility for the operation and administration of the consolidated entity is delegated by the Board to the Executive Chairman, Managing Director and the executive team. The Board ensures that this team is appropriately qualified and experienced to discharge their responsibilities and has in place procedures to assess their performance.

The Board is responsible for ensuring that management's objectives and activities are aligned with the expectations and risks identified by the Board. The Board has a number of mechanisms in place to ensure this is achieved. In addition to the establishment of the committees referred to below, these mechanisms include the following:

- Board approval of a strategic plan, which encompasses the entity's goals and strategic direction, designed to meet stakeholders' needs and manage business risk;
- the strategic plan is a dynamic document and the Board is actively involved in developing and approving initiatives and strategies designed to ensure the continued growth and success of the entity;
- implementation of operating plans and budgets by management and Board monitoring of progress against budget – this includes the establishment and monitoring of key performance indicators (both financial and non-financial) for all significant business processes;
- procedures to allow Directors, in the discharge of their duties, to seek independent professional advice at the company's expense;
- establishment of a management executive committee which is responsible for the review and approval of all significant business transactions, commitments or arrangements within defined limits; and
- establishment of a management treasury committee – the Board is responsible for managing the organisation's financial risk and delegates certain responsibilities to the management treasury committee, which advises the Board on such matters as the entity's liquidity, currency, interest rate and credit policies and exposures and monitors management's actions to ensure they are in line with company policy.

Procedures have been developed within the organisation to ensure compliance with the ASX continual disclosure requirements. These have been communicated to senior executives and staff throughout the organisation.

Code of Conduct guidelines have been established by the Company and are currently contained in various internal and external reports. To ensure compliance with ASX best practice recommendations the Company plans to bring these codes together into a single document to be made available to relevant stakeholders. Such codes include those in relation to that of trading in the Company's securities, safety and environment matters, employee behaviour and responsibilities and social and ethical expectations.

## Audit and Risk Management Committee

The Audit and Risk Management Committee was separately constituted by the Board in 1993. During the year the Board reviewed and reconfirmed the Charter of the Committee. Under the Charter, the role of the Committee is to assist the Board in establishing and maintaining a framework of internal control and ethical standards for the management of the consolidated entity.

It is the Board's responsibility to ensure that an effective internal control framework exists within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes. This includes the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators.

The Committee is also responsible for the nomination of the external auditor and reviewing the adequacy of the scope and quality of the audits and reviews performed. Ernst and Young were appointed as the external auditor in 1983 and have continued in this capacity since.

During the year, the Committee updated its Charter of Audit Independence and reaffirmed its commitment to best practice corporate governance, the maintenance of meaningful financial reporting and the integrity of a high quality independent statutory audit. The key elements of the Charter are:

- the external auditor is required to have regular communications with the Committee, and at appropriate times this communication will take place without management present.

## DIRECTORS' REPORT CONT'D

- to ensure that there is no perception that the objectivity of the external auditor may be compromised, the Committee has established guidelines covering the amount of non audit fees that can be paid to the external auditor, nominated non-audit services which may not be provided by the external auditor and established protocols for the approval of non-audit services.
- the external auditor is required to comply to a rotation of the senior audit partner at least every five years. Audit partner rotation occurred this financial year.
- the external auditor must at all times apply a standard of independence that is not less than that promulgated by the Australian Corporations Law and the Australian Securities and Investment Commission.

Procedures to enable the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") to provide a written representation to the Committee as to the Company's financial condition, internal controls and operating results were introduced during 2003. The written representation by the CEO and CFO is an ASX Corporate Governance best practice recommendation that will be refined to ensure full compliance in future years.

The Audit and Risk Management Committee is comprised of a majority of non-executive directors. The current members are T A Lang (Chair), P K Lalor and M R Richmond. With the intended changes to the Board structure and appointment of additional independent non-executive directors, the composition of the Committee will change to comply with legislative and ASX requirements.

### Compensation and Remuneration Committee

T A Lang (Chair), P K Lalor and M R Richmond - the Committee has been in place since 1994. The Committee reviews and recommends the general approach to compensation and oversees the development and implementation of the compensation regime. In particular, it reviews the levels and form of remuneration for the Directors and senior executives in accordance with the principles outlined in the "Directors and Other Officer's Emoluments" section of this report.

### Safety, Health and Environment Committee

M R Richmond (Chair) and C J Lalor – the Committee was established to ensure compliance with the Company's safety, health and environment responsibilities and advise the Board on strategy and performance with respect to safety and environmental management matters. It provides support to the Board in assessing the adequacy of the leadership, systems application, resourcing and general commitment to the achievement of targeted performance in safety, health and environment matters.

### Board Nomination Committee

T A Lang (Chair) and P K Lalor – the Committee was put in place for the purpose of ensuring the Board continues to operate within established guidelines, including when necessary, selecting candidates for the position of director. It assists the Board in fulfilling its responsibility to ensure that at all times the composition, structure and operation of the Board is of a high standard.

Charters for the various Committees have been reviewed and updated during the year and are now available on the Company's website.

### Monitoring of the Board's Performance and Communication to Shareholders

In order to ensure that the Board continues to discharge its responsibilities in an appropriate manner, the performance of all Directors is reviewed annually by the Chairperson.

The Board of Directors aims to ensure that the shareholders, on behalf of which they act, are informed of all information necessary to assess the performance of the Directors. Information is communicated to the shareholders through:

- the annual report which is made available to all shareholders;
- the half-year report being made available to all shareholders;
- quarterly reports and other relevant information being made available to all shareholders; and
- the annual general meeting and other meetings so called to obtain approval for board action as appropriate.

The Board intends to continue with its long standing practice of ensuring that the Company's external auditor is present at the annual general meeting.

# DIRECTORS' REPORT CONT'D

## INTERESTS IN THE SHARES OF THE COMPANY

As at the date of this report, the interest of the Directors in the shares and options of the Company and related bodies corporate were:

| | Ordinary Shares | Unlisted Options |
|---|---|---|
| P K Lalor | 871,135 | - |
| C J Lalor | 697,466 | - |
| T A Lang | 68,715 | - |
| M R Richmond | - | - |

During the financial year a company which was controlled by P K Lalor and C J Lalor and which at 30 June 2002 was the registered holder of 694,260 ordinary shares, disposed of those shares to P K Lalor and C J Lalor on the basis that 347,130 ordinary shares were tranferred to each of them or to family interests they control. No other parties were involved in this transaction.

Despite this transaction, P K Lalor and C J Lalor each continued to have a relevant interest in the 694,260 ordinary shares as a result of continuing arrangements between them concerning the voting and disposal of all of those shares.

During the financial year T A Lang's holding increased by 3681 shares as a result of his participation in the Dividend Reinvestment Plan.

| EARNINGS PER SHARE | Cents |
|---|---|
| Basic earnings per share | 20.8 |
| Diluted earnings per share | 20.8 |

## RESULTS AND DIVIDENDS

The consolidated entity's net operating profit for the year after providing for income tax expense amounted to $34.5 million (2002: $57.2 million).

The Directors have resolved not to pay a final dividend for the year ended 30 June 2003.

## CORPORATE STRUCTURE

Sons of Gwalia Ltd is a company limited by shares that is incorporated and domiciled in Australia. Sons of Gwalia Ltd has prepared a consolidated financial report incorporating the entities that it controlled during the financial year.

## NATURE OF OPERATIONS AND PRINCIPAL ACTIVITIES

The principal activities of the consolidated entity during the course of the financial year were mining and exploration for gold and advanced minerals.

There have been no significant changes in the nature of those activities during the year.

## EMPLOYEES

The consolidated entity employed 764 employees as at 30 June 2003 (2002: 861 employees).

## REVIEW OF OPERATIONS

A review of the consolidated entity's operations during the financial year and the results of those operations are set out in the sections entitled "Review of Operations" and "Financial Summary & Analysis" elsewhere in this report.

## SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Significant changes in the state of affairs of the consolidated entity were as follows:

1) In response to a decline in global tantalum demand, the Company restructured its tantalum business in order to reduce its medium term production profile to better match product demand. The restructure mainly incorporated the temporary closure of the Greenbushes underground and reduced plant operating times at Wodgina.

   The Company also commenced a significant restructure program of both Gold and Perth Office operating structures. The introduction of the new operating model in both of these areas is expected to derive significant cost savings going forward.

   The after tax cost of the above restructures that has been charged against the current years earnings is $7.8 million.

2) During the year the Company sold a controlled entity, Probo Mining NL, which held a 25% interest in the Gingko Mineral Sands Project. The Company also sold Pacmin Mining NL, a controlled entity, which held a 33% interest in the Chariot gold project.

## DIRECTORS' REPORT CONT'D

3) During the year the company substantially improved the nature and volume of its gold and foreign exchange hedge books. This was due to a combination of delivering into existing positions and ongoing restructuring of both gold and foreign exchange books. At 30 June 2003, the combined negative mark to market of these positions has reduced significantly from that of the previous year.

During the year, the Company reduced its total gold book by 1.7 million ounces of which 1.2 million ounces were committed positions.

During the same period, foreign exchange positions were reduced by US$475 million.

Movement in Shareholders Equity

Total equity has increased from $620.6 million as at 30 June 2002 to $646.4 million at 30 June 2003. The net increase of $25.8 million is attributed to the following:

| | $'000 |
|---|---|
| Consolidated operating profit of the Company for the year after tax | 34,514 |
| Issue of 1,023,468 fully paid ordinary shares pursuant to the Company's Dividend Reinvestment and Share Investment Plans, at $2.67 per share | 2,731 |
| Issue of 500,000 fully paid ordinary shares pursuant to the purchase of Probo Mining NL, at $2.13 per share | 1,065 |
| Dividends provided for, or paid | (12,403) |
| Decrease in outside equity interest | (109) |
| Decrease in foreign currency translation reserve | (17) |
| **INCREASE IN TOTAL EQUITY** | **25,781** |

### SIGNIFICANT EVENTS SUBSEQUENT TO END OF FINANCIAL YEAR

Nothing has occurred subsequent to the end of the financial year that has had, or is likely to have, a material impact on the financial statements.

### LIKELY DEVELOPMENTS AND EXPECTED RESULTS

Likely future developments in the operations of the consolidated entity are referred to in the Review of Operations. Other than as referred to in this report, further information as to likely developments in the operations of the consolidated entity and expected results of those operations would, in the opinion of the Directors, be speculative and not in the best interest of the consolidated entity.

### ENVIRONMENTAL REGULATION AND PERFORMANCE

Sons of Gwalia Ltd's environmental performance continued to improve in the reporting period based on a broad range of indicators including audit scores, environmental incident management, environmental education and management of community issues. The Company understands that its operations have environmental impacts and that it has obligations to the community and future generations.

The Company policy reflects this and provides a mandate for operations to:

- comply with all applicable environmental obligations
- educate the workforce to improve awareness and responsibility
- integrate environmental, social and economic considerations into project planning, exploration, operations, rehabilitation and decommissioning
- implement environmental controls
- monitor relevant environmental parameters
- audit and report on environmental performance
- prevent pollution
- communicate openly with stakeholders and the community about environmental issues and expectations
- provide sufficient training and resources for effective environmental management.

The policy and resources applied to environmental management have resulted in considerable improvement in environmental performance, supported by improved systems. Auditing and the Australian Minerals Industry Code for Environmental Management survey results showed

## DIRECTORS' REPORT CONT'D

Performance Report is scheduled for release in November 2003.

The consolidated entity holds licenses and approvals issued by the relevant environmental protection authorities of the various jurisdictions in which the group operates. This requires that sites operate subject to particular approval, licence or Ministerial Conditions. These licences and approvals require annual reporting to authorities and inspections on a regular basis.

No convictions in relation to breaches of environmental conditions have been recorded against the consolidated entity during the reporting period.

Sixteen environmental incidents were reported to relevant regulatory authorities during the reporting period. Three of the above incidents were notification to the authority of power failure on monitoring instruments and had no environmental impact.

There has been increased interaction with local communities as the Company seeks to engage key stakeholders regarding environmental issues. Each operating site has consultation structures and there is a system of recording and attending to any community or workforce environmental concerns.

Sons of Gwalia Ltd conducted detailed consultation and planning in order to minimise the impacts associated with the development of the Safari satellite mine, north of Carosue Dam. The design of this operation has effectively integrated consideration of flora, fauna, Aboriginal heritage, hydrology and other environmental issues and the Company looks forward to its implementation. The project also allowed the Company to develop a concise environmental management system for satellite mining operations.

### SHARE OPTIONS

The Company's executive option scheme was established during the 2002 financial year. The scheme is restricted, with only senior management eligible to participate. Currently, no Executive or Non-Executive Director participates in the scheme. Also, the allocation of options under the scheme is subject to meeting various performance hurdles in relation to Divisional and Group net profit and cashflow targets and subject to individual and departmental cost performance.

No new options were granted during the financial year and no options were exercised during the year.

At the date of this report, there are 800,000 unissued ordinary shares under option, details of which, are as follows:

- an exercise price of $7.57;
- the options were granted and vested on 29 November 2001;
- a term of five years expiring on 29 November 2006; and
- exercisable only between 30 November 2003 and 29 November 2006.

The 29 November 2006 options were granted pursuant to directors meeting on 14 November 2001.

These options were valued last year using two pricing models taking into account such factors as the option exercise price, level of volatility in the underlying share price and the time to maturity of the options. Under both pricing models, the value of the 800,000 options was approximately $1.2 million

No person entitled to exercise these options had, or has any right by virtue of these options, to participate in any share issue of any other body corporate.

### INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

During or since the financial year, the Company paid a premium of $7,105 to insure the Directors and Officers of the Company and its Australian-based controlled entities.

The liabilities insured are damages and legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the consolidated entity.

The Company has entered into Deeds of Insurance, Indemnity and Access agreements with all Directors. The agreements were approved at the Annual General Meeting held on 16 November 2001.

### DIRECTORS' MEETINGS

The number of meetings of Directors (including meetings of committees of Directors) held during the year and the number of meetings attended

## DIRECTORS' REPORT CONT'D

| | Directors' Meetings | Meetings of Committees | | | |
|---|---|---|---|---|---|
| | | Audit & Risk Management | Compensation & Remuneration | Board Nomination | Safety, Health & Environment^ |
| Number of meetings held: | 16 | 4 | 4 | 3 | 2 |
| Number of meetings attended: | | | | | |
| P K Lalor | 16 | 4 | 4 | 3 | - |
| C J Lalor | 16 | - | - | - | 2 |
| T A Lang | 16 | 4 | 4 | 3 | - |
| M R Richmond | 16 | #2 | #4 | - | 2 |
| M Cutifani * | 10 | 2 | - | - | 2 |

# M Richmond attended all committee meetings held since his appointment to the relevant Committees on 14 February 2003

* M Cutifani attended all Board and committee meetings prior to his resignation on 14 February 2003

^ During the year safety, health and environment matters were often discussed at full Board meetings as opposed to the Committee level. As a result, the number of Committee meetings held this year was limited.

As at the date of this report and for the whole of the financial year, the Company had an Audit and Risk Management Committee, Compensation and Remuneration Committee, Safety, Health and Environment Committee and Board Nomination Committee of the Board of Directors.

### DIRECTORS' AND OTHER OFFICERS' EMOLUMENTS

The Compensation and Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Directors and the executive team. The Compensation and Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on an annual basis by reference to surveys and advice provided by qualified remuneration consultants and relevant employment market conditions, with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as, motor vehicles and expense payment plans. It is intended that the manner of payment chosen will be optimal for the recipient without creating additional costs for the Company.

To assist in achieving these objectives, the Compensation and Remuneration Committee links elements of the Executive Directors' and officers' emoluments to the Company's financial and operational performance. During the 2002 financial year, all senior executives, with the exception of Executive Directors, had the opportunity to qualify for participation in the executive options scheme where specified criteria were met, including criteria relating to profitability, cash flow, cost control, occupational health and safety and environmental performance. Details regarding last years issue under this plan are provided in the "Share Options" section of this report. No allocation of executive options were made during the current financial year.

## DIRECTORS' REPORT CONT'D

Details of the nature and amount of each element of the emolument of each Director of the Company and each of the five executive officers of the Company and the consolidated entity receiving the highest emolument for the financial year are as follows:

Emoluments of Directors of the Company

| | Annual Emoluments | | | Long Term Emoluments | |
|---|---|---|---|---|---|
| | Base Salary /Fees | Bonus | Other | Super-annuation | Options Granted During the Year |
| | $ | $ | $ | $ | Number |
| P K Lalor | 825,000 | - | 78,029 | 10,519 | - |
| C J Lalor | 507,700 | - | 81,781 | 10,519 | - |
| T A Lang | 62,500 | - | - | 5,625 | - |
| M R Richmond | 62,500 | - | - | 5,625 | - |
| M Cutifani * | 474,352 | - | 15,278 | 6,575 | - |

* M Cutifani resigned as a Director on 14 February 2003.

Emoluments of the five most highly paid Executive Officers of the Company and the Consolidated Entity
Note that the bonuses referred to below are in respect of 2001/02 financial year but were paid in the 2002/03 financial year.

| | Annual Emoluments | | | Long Term Emoluments | |
|---|---|---|---|---|---|
| | Base Salary /Fees | Bonus | Other | Super-annuation | Options Granted During the Year |
| | $ | $ | $ | $ | Number |
| M H Adams | 310,000 | - | 18,516 | 31,000 | - |
| M D Bale | 268,000 | - | 19,262 | 26,800 | - |
| C W Foley | 229,000 | - | 20,340 | 22,900 | - |
| D A Paull | 308,000 | - | 21,519 | 30,800 | - |
| S T Pearce | 359,000 | 10,000 | 20,355 | 35,830 | - |

The terms 'Director' and 'Officer' have been treated as mutually exclusive for the purpose of this disclosure. The elements of emoluments have been determined on the basis of the cost to the Company and the consolidated entity. Executives are those directly accountable and responsible for the operational management and strategic direction of the Company and the consolidated entity. The category 'other' includes the value of any non-cash benefits provided.

ROUNDING

The amounts contained in this report have been rounded off under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

Signed for and on behalf of the Board in accordance with a resolution of the Directors.

P K LALOR
Executive Chairman

T A LANG
Non-Executive Director

Perth, 26 September 2003

## STATEMENT OF FINANCIAL PERFORMANCE FOR YEAR ENDED 30 JUNE 2003

| | Notes | Consolidated 2003 $'000 | Consolidated 2002 $'000 |
|---|---|---|---|
| Sales from gold and advanced mineral operations | 2(a) | 552,999 | 520,035 |
| Cost of sales | | (468,199) | (381,991) |
| Other revenues from ordinary activities | | 58,591 | 24,354 |
| Borrowing costs expensed | | (25,153) | (21,965) |
| Exploration expensed | | (8,052) | (8,000) |
| Other expenses from ordinary activities | | (82,664) | (62,122) |
| **Profit from ordinary activities before income tax** | | **27,522** | **70,311** |
| Income tax (expense)/benefit attributable to ordinary activities | | 6,992 | (13,148) |
| **Net profit attributable to members of the Company** | | **34,514** | **57,163** |
| Net exchange differences on translation of financial statements of foreign controlled entity | | (17) | (27) |
| Total changes in equity other than those resulting from transactions with owners as owners attributable to members of Sons of Gwalia Ltd | | 34,497 | 57,136 |
| | | | |
| Basic earnings per share (cents per share) | | 20.8 | 38.2 |
| Diluted earnings per share (cents per share) | | 20.8 | 38.2 |

## STATEMENT OF FINANCIAL POSITION AT 30 JUNE 2003

| | Consolidated | |
|---|---|---|
| | 2003 $'000 | 2002 $'000 |
| CURRENT ASSETS | | |
| Cash assets | 15,462 | 70,241 |
| Receivables | 46,072 | 36,774 |
| Inventories | 66,024 | 60,490 |
| Other | 12,998 | 1,833 |
| TOTAL CURRENT ASSETS | 140,556 | 169,338 |
| NON-CURRENT ASSETS | | |
| Receivables | 8,346 | 96 |
| Other financial assets | 9,294 | 13,738 |
| Inventories | 13,462 | 18,173 |
| Property, plant and equipment | 218,382 | 228,940 |
| Deferred tax assets | 70,585 | 22,819 |
| Expenditure carried forward | 509,753 | 451,610 |
| Mineral exploration expenditure | 330,745 | 327,576 |
| Other | 95,588 | 27,018 |
| TOTAL NON-CURRENT ASSETS | 1,256,155 | 1,089,970 |
| TOTAL ASSETS | 1,396,711 | 1,259,308 |
| CURRENT LIABILITIES | | |
| Payables | 86,060 | 100,028 |
| Interest bearing liabilities | 4,490 | 7,896 |
| Tax liabilities | 764 | 697 |
| Provisions | 14,262 | 10,506 |
| Other | 20,223 | 894 |
| TOTAL CURRENT LIABILITIES | 125,799 | 120,021 |
| NON-CURRENT LIABILITIES | | |
| Interest bearing liabilities | 294,568 | 345,268 |
| Provisions | 17,826 | 17,519 |
| Deferred tax liabilities | 184,662 | 138,952 |
| Other | 127,437 | 16,910 |
| TOTAL NON-CURRENT LIABILITIES | 624,493 | 518,649 |
| TOTAL LIABILITIES | 750,292 | 638,670 |
| **NET ASSETS** | **646,419** | **620,638** |
| EQUITY | | |
| Parent entity interest | | |
| Contributed equity | 488,729 | 484,933 |
| Reserves | (44) | (27) |
| Retained profits | 157,500 | 135,389 |
| TOTAL PARENT ENTITY INTEREST IN EQUITY | 646,185 | 620,295 |
| Outside equity interest | 234 | 343 |
| **TOTAL EQUITY** | **646,419** | **620,638** |

## STATEMENT OF CASH FLOWS FOR YEAR ENDED 30 JUNE 2003

| | Consolidated | |
|---|---|---|
| | 2003 $'000 | 2002 $'000 |
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Receipts from customers | 560,505 | 525,004 |
| Payments to suppliers and employees | (490,466) | (424,723) |
| Interest received | 817 | 2,562 |
| Interest paid | (27,073) | (21,260) |
| Exploration expenditure | (11,857) | (12,547) |
| Royalties paid | (15,397) | (14,222) |
| Income tax refunded | 5,027 | 528 |
| Other receipts | 4,179 | 2,237 |
| **NET CASH FLOWS FROM OPERATING ACTIVITIES** | **25,735** | **57,579** |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Acquisition of property, plant and equipment | (17,606) | (90,823) |
| Proceeds from sale of property, plant and equipment | 24,034 | 149 |
| Purchase of shares | - | (5,698) |
| Proceeds from sale of controlled entities | 15,400 | - |
| Proceeds from sale of shares | 2,100 | 17,517 |
| Acquisition of mining and exploration properties | (7,251) | - |
| Proceeds on the sale of exploration properties | - | 3,044 |
| Expenditure on project and mine development | (75,498) | (40,386) |
| Acquisition of controlled entities and joint venture interests net of cash acquired | - | (42,869) |
| **NET CASH FLOWS USED IN INVESTING ACTIVITIES** | **(58,821)** | **(159,066)** |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Proceeds from borrowings | 118,362 | 95,000 |
| Proceeds from the issue of bonds | - | 107,182 |
| Proceeds from issue of shares | - | 125,756 |
| Payment for shares bought back | - | (2,482) |
| Interest bearing liability repayments – other | (102,000) | (186,393) |
| Finance lease principal repaid | (28,382) | (5,929) |
| Payment for hedge book and FX restructure | - | (8,018) |
| Dividends paid | (9,673) | (29,133) |
| **NET CASH FLOWS (USED IN) / FROM FINANCING ACTIVITIES** | **(21,693)** | **95,983** |
| NET DECREASE IN CASH ASSETS HELD | (54,779) | (5,504) |
| Add opening cash assets brought forward | 70,241 | 75,745 |
| **CLOSING CASH ASSETS CARRIED FORWARD** | **15,462** | **70,241** |

# NOTES TO AND FORMING PART OF THE CONCISE FINANCIAL STATEMENTS

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**a) Basis of Preparation of the Concise Financial Report**

The concise financial report has been prepared in accordance with the requirements of the Corporations Act 2001 and Accounting Standard AASB 1039 "Concise Financial Reports".

**b) Changes in Accounting Policies**

The accounting policies adopted are consistent with those of the previous year except for the accounting policy with respect to:

i) Employee Benefits

The consolidated entity has adopted the revised Accounting Standard AASB 1028 "Employee Benefits", which has resulted in a change in the accounting policy for the measurement of employee benefit liabilities. Previously, the consolidated entity measured the provision for employee benefits based on remuneration rates at the date of recognition of the liability. In accordance with the requirements of the revised Standard, the provision for employee benefits is now measured based on the remuneration rates expected to be paid when the liability is settled. The effect of this change has not had a material impact on the 2003 financial results or opening retained earnings.

ii) Foreign Currency Translation

In accordance with the revised Accounting Standard AASB 1012 "Foreign Currency Translation" the Company records the value of its USD foreign exchange hedge book on the Statement of Financial Position. The amount so recorded, is the value of the foreign exchange financial instruments held by the company at balance date and valued against USD/AUD spot exchange rate at balance date. This amount is referred to as the spot mark to market value of the hedge book.

Based on the USD/AUD spot exchange rate at balance date of $0.6661, the company's foreign exchange hedge book has a negative net fair value of $77.6 million and is included in the Statement of Financial Position as follows:

| | Current<br>$'000 | Non-Current<br>$'000 | Total<br>$'000 |
|---|---|---|---|
| Other Assets | | | |
| unrealised loss on foreign exchange hedges | 11,454 | 66,130 | 77,584 |
| Other Liabilities | | | |
| unrealised liability on foreign exchange hedges | (11,454) | (66,130) | (77,584) |
| **Effect on net assets** | **0** | **0** | **0** |

Previously these amounts were not recognised on the Statement of Financial Position.

**c) Management Discussion and Analysis**

A discussion and analysis of the consolidated entity's statement of financial position, performance and cashflow is contained in the "Financial Summary and Analysis" section on pages 6 and 7.

# NOTES TO AND FORMING PART OF THE CONCISE FINANCIAL STATEMENTS

| | Consolidated 2003 $'000 | Consolidated 2002 $'000 |
|---|---|---|
| **2) PROFIT FROM ORDINARY ACTIVITIES** | | |
| **a) Revenue from gold and advanced mineral operations** | | |
| Gold sales | 347,538 | 326,592 |
| Advanced minerals sales | 205,461 | 193,443 |
| **Total revenues from operating activities** | **552,999** | **520,035** |

**b) Material Significant Items**

The following non-recurring items are included in the profit from ordinary activities and disclosed as significant items due to their size or nature.

| | 2003 $'000 | 2002 $'000 |
|---|---|---|
| Writedown of the Sons of Gwalia underground mine | - | (25,000) |
| Income tax benefit applicable | - | 5,150 |
| | - | (19,850) |
| Profit on sale of Kemerton Silica Sand Pty Ltd | - | 7,700 |
| Income tax applicable | - | - |
| | - | 7,700 |
| Tantalum business restructure | (8,128) | - |
| Restructure of gold division and head office | (3,000) | - |
| | (11,128) | - |
| Income tax benefit applicable | 3,338 | - |
| | (7,790) | - |
| Profit on sale of controlled entities | 4,661 | - |
| Income tax applicable | - | - |
| | 4,661 | - |
| Deferred settlement on sale of mining properties | 8,250 | - |
| Income tax applicable | - | - |
| | 8,250 | - |
| Write down of accumulated deferred waste | (5,404) | - |
| Income tax benefit applicable | 1,621 | - |
| | (3,783) | - |
| Prior year adjustment to tax expense | 7,870 | - |
| Total significant items | (3,621) | (17,300) |
| Income tax benefit applicable | 12,829 | 5,150 |
| | **9,208** | **(12,150)** |

# NOTES TO AND FORMING PART OF THE CONCISE FINANCIAL STATEMENTS

| | Consolidated 2003 $'000 | Consolidated 2002 $'000 |
|---|---|---|
| **3) DIVIDENDS** | | |
| Dividends paid or provided during the year: | | |
| - Unfranked current year interim paid | - | 20,555 |
| - Previous year unfranked final dividend paid (i) | 12,403 | - |
| Under provision of prior year dividend | - | 2,720 |
| | **12,403** | **23,275** |

(i) The June 2002 final dividend of 7.5 cents per share was paid to shareholders on 13 November 2002

| | 2003 $'000 | 2002 $'000 |
|---|---|---|
| The amount of franking credits available for the subsequent financial year are: | | |
| - Franking account balance as at the end of the financial year at 30% | (764) | 220 |
| - Franking credits that will arise from income tax payments in the subsequent financial year | 764 | - |
| | **-** | **220** |

As of 1 July 2002, the new imputation system requires a company's franking credits to be expressed on a tax paid basis. The franking surplus at 30 June 2002 has been restated to a tax paid amount by multiplying the franking surplus by 30/70.

4) SEGMENT REPORTING

| | Gold Division | | Advanced Minerals Division | | Corporate | | Consolidated | |
|---|---|---|---|---|---|---|---|---|
| | 30/06/03 $'000 | 30/06/02 $'000 | 30/06/03 $'000 | 30/06/02 $'000 | 30/06/03 $'000 | 30/06/02 $'000 | 30/06/03 $'000 | 30/06/02 $'000 |
| Sales to customers | 347,538 | 326,592 | 205,461 | 193,443 | - | - | 552,999 | 520,035 |
| Other revenue | 8,250 | - | - | - | 50,341 | 24,354 | 58,591 | 24,354 |
| Total revenue | 355,788 | 326,592 | 205,461 | 193,443 | 50,341 | 24,354 | 611,590 | 544,389 |
| Segment results before tax | 13,871 | (i)21,873 | 57,557 | 79,967 | (43,906) | (ii)(31,529) | 27,522 | 70,311 |
| Income tax benefit/(expense) | | | | | | | 6,992 | (13,148) |
| Net profit | | | | | | | 34,514 | 57,163 |
| Segment assets | 758,509 | 699,214 | 340,943 | 329,102 | 297,259 | 230,992 | 1,396,711 | 1,259,308 |
| Segment liabilities | 63,281 | 72,242 | 25,279 | 33,014 | 661,732 | 533,414 | 750,292 | 638,670 |
| Depreciation and amortisation (iii) | 54,276 | 49,304 | 6,305 | 4,908 | 4,459 | 1,718 | 65,040 | 55,930 |
| Other non cash expenses (iii) | 8,449 | 2,377 | - | - | - | - | 8,449 | 2,377 |
| Acquisition of property, plant and equipment and other non-current assets | 129,002 | 94,250 | 24,390 | 93,730 | 8,359 | 24,689 | 161,751 | 212,669 |

(i) Includes the $25 million write down of the Sons of Gwalia underground mine at Leonora

(ii) Includes the $7.7 million profit on the sale of Kemerton Silica Sand Pty Ltd

(iii) These amounts are included in the segment results before tax

5) SUBSEQUENT EVENTS

Nothing has occurred subsequent to the end of the financial year that has had, or is likely to have, a material impact on the financial statements.

## DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Sons of Gwalia Ltd, we state that in the opinion of the Directors:

a) the concise financial report of the consolidated entity for the year ended 30 June 2003 is in accordance with Accounting Standard AASB 1039 "Concise Financial Reports"; and

b) the financial statements and specific disclosures included in this concise financial report have been derived from the full financial report for the year ended June 2003.

On behalf of the Board

P K LALOR
Executive Chairman

T A LANG
Non-Executive Director

Perth, 26 September 2003

# INDEPENDENT AUDIT REPORT

## SCOPE

The concise financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements for the consolidated entity for the year ended 30 June 2003. The consolidated entity comprises both Sons of Gwalia Ltd (the company) and the entities it controlled during the year.

### Concise Financial Report and Directors Responsibility

The directors of the company are responsible for preparing a concise financial report that complies with Accounting Standard AASB 1039 "Concise Financial Reports", in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report.

### Audit approach

We conducted an independent audit on the concise financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 "Concise Financial Reports". We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the concise financial report is consistent with the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report that were not directly derived from the full financial report.

We have also performed an independent audit of the full financial report of the company for the year ended 30 June 2003. Our audit report on the full financial report was signed on 26 September 2003, and was not subject to any qualification. For a better understanding of our approach to the audit of the full financial report, this report should be read in conjunction with our audit report on the full financial report.

### Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our audit of the full and concise financial report, we were engaged to undertake the services disclosed in the notes to the financial statements of the full financial report. The provision of these services has not impaired our independence.

### Audit opinion

In our opinion, the concise financial report of Sons of Gwalia Ltd complies with Accounting Standard AASB 1039 "Concise Financial Reports".

Ernst & Young

V W Tidy

Partner

Perth

26 September 2003

## SHAREHOLDING INFORMATION AT 29 AUGUST 2003

| | | Ordinary Shares | Executive Options |
|---|---|---|---|
| Distribution schedule of holdings: | 1 - 1,000 | 7,317 | 0 |
| | 1,001 - 5,000 | 8,370 | 0 |
| | 5,001 - 10,000 | 1,325 | 0 |
| | 10,001 - 100,000 | 744 | 10. |
| | 100,001 - over | 51 | 0 |
| | Total | 17,807 | 10 |
| Number of holders holding less than a marketable parcel | | 963 | 0 |

### STATEMENT OF 20 LARGEST SHAREHOLDERS AS AT 29 AUGUST 2003

| Name of Shareholder | Fully Paid Ordinary Shares | Percentage of Total Issued Shares |
|---|---|---|
| JP Morgan Nominees Australia Limited | 21,609,078 | 12.96 |
| Teck Cominco Limited | 17,402,346 | 10.44 |
| National Nominees Limited | 15,882,073 | 9.52 |
| Westpac Custodian Nominees Limited | 15,154,866 | 9.09 |
| MLEQ Nominees Pty Limited | 11,163,732 | 6.69 |
| Citicorp Nominees Pty Limited | 8,619,491 | 5.17 |
| ANZ Nominees Limited | 6,423,091 | 3.85 |
| RBC Global Services Australia Nominees Pty Limited (JBEMEP A/C) | 3,699,115 | 2.22 |
| RBC Global Services Australia Nominees Pty Limited (PPA/C) | 1,567,245 | 0.94 |
| Zurich Investment Management Limited (Zurich Aust Equities A/C) | 1,397,812 | 0.84 |
| RBC Global Services Australia Nominees Pty Limited (JBAEPT A/C) | 1,071,365 | 0.64 |
| AMP Life Limited | 1,011,782 | 0.61 |
| PSS Board | 745,675 | 0.45 |
| RBC Global Services Australia Nominees Pty Limited (CGU Insurance A/C) | 664,809 | 0.40 |
| CSS Board | 660,703 | 0.40 |
| Bainbro Nominees Pty Limited | 498,138 | 0.30 |
| Commonwealth Custodial Services Limited | 484,766 | 0.29 |
| Merrill Lynch (Australia) Nominees Pty Ltd | 478,771 | 0.29 |
| ARGO Investment Limited | 468,718 | 0.28 |
| Templevale Pty Ltd | 460,000 | 0.28 |
| Total | 109,463,504 | 65.66 |

### SUBSTANTIAL SHAREHOLDERS

| | Ordinary Shares | Percentage |
|---|---|---|
| Substantial shareholders (holding not less than 5%) as shown in the Company's Register of Substantial Shareholders: | | |
| Teck Cominco Limited | 17,402,346 | 10.43 |
| Franklin Resources Inc. | 12,576,572 | 7.54 |
| Cabot Corporation | 11,163,732 | 6.69 |
| JB Were Group Holdings Pty Ltd, JB Were Limited | 9,144,543 | 5.48 |

### VOTING RIGHTS

On a show of hands, every member present, in person or by proxy, shall have one vote and upon a poll, each share shall have one vote.

## CORPORATE DIRECTORY

### DIRECTORS

P K Lalor
Executive Chairman

C J Lalor
Executive Director – Services

T A Lang
Non-Executive Director

Prof. M R Richmond
Non-Executive Director

### SENIOR GROUP MANAGEMENT

M D Bale
General Mgr, Minerals

P C Lockyer
Exec General Manager, Operations (Acting)

D A Paull
Exec General Mgr, Business Development and Marketing

S T Pearce
Exec General Mgr, Finance

K P Watkins
General Mgr, Exploration

### ADR DEPOSITORY

Citibank NA
111 Wall Street
New York NY
10043 USA
Tel: (1 212) 657 7321
Fax: (1 212) 759 1649

### REGISTERED AND PRINCIPAL OFFICE

16 Parliament Place
West Perth WA 6005
Tel: (618) 9263 5555
Fax: (618) 9481 1271
Email: gwalia@sog.com.au
Website: www.sog.com.au

### SHAREHOLDER ENQUIRIES

Matters relating to shares held, change of address, tax file number and dividends should be directed to the Share Registry:

Computershare Investor Services Pty Limited
Level 2, Reserve Bank Building
45 St George's Terrace
Perth WA 6000
Tel: (618) 9323 2000
Fax: (618) 9323 2033
Website: www.cshare.com.au

Quoted on Australian Stock Exchange Limited
ASX Code: SGW

American Depositary Receipts Code: SOGAY
Citibank NA

### ISSUED CAPITAL

The current issued capital of the Company is 166,757,188 shares.

### SUBSTANTIAL SHAREHOLDERS

Teck Cominco Limited

Franklin Resources Inc

Cabot Corporation

JB Were Group Holdings Pty, Ltd; JB Were Limited

THE AUSTRALIAN GOLD COUNCIL
MEMBER 2003

# 10 YEAR COMPARISONS

| | | 1993 | 1994 | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 (2) | 2002 (2) | 2003 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Gold Production** | **Oz** | 99,333 | 116,301 | 180,361 | 303,116 | 509,654 | 517,978 | 450,268 | 413,184 | 438,166 | 541,224 | 577,702 |
| **Tantalum Production (3)** | **'000 lbs $Ta_2O_5$** | | | | | | | 690 | 1,200 | 1,600 | 2,138 | 2,194 |
| **Operating Revenue** | **$'000** | 70,958 | 85,302 | 124,304 | 209,204 | 363,695 | 421,572 | 384,049 | 378,778 | 435,974 | 520,035 | 552,999 |
| **Cash Cost per Ounce** | **$/oz** | 326 | 268 | 307 | 378 | 396 | 373 | 370 | 346 | 351 | 386 | 454 |
| **Exploration Expenditure** | **$'000** | (6,737) | (5,998) | (9,031) | (11,746) | (18,972) | (19,438) | (19,621) | (12,632) | (18,635) | (12,547) | (11,857) |
| **Net Operating Profit before tax** | **$'000** | 19,380 | 24,991 | 30,804 | 49,785 | 70,917 | 80,373 | 67,966 | 71,340 | 86,579 | 70,311 | 27,522 |
| **Tax Expense on Operating Profit** | **$'000** | (7,313) | (7,334) | (11,238) | (19,053) | (28,388) | (30,295) | (13,441) | (11,750) | (22,897) | (13,148) | 6,992 |
| **Net Operating Profit after tax** | **$'000** | 12,067 | 17,657 | 19,566 | 30,732 | 42,529 | 50,078 | 54,525 | 59,590 | 63,682 | 57,163 | 34,514 |
| **Abnormal Profit / (Loss) after tax** | **$'000** | - | 6,701 | 7,581 | - | (167,780) | 12,670 | (26,537) | - | - | - | - |
| **Net Profit after tax** | **$'000** | 12,067 | 24,358 | 27,147 | 30,412 | (128,385) | 62,748 | 27,988 | 59,590 | 63,682 | 57,163 | 34,514 |
| **Net Operating Cash Flow** | **$'000** | 29,991 | 40,732 | 47,458 | 59,896 | 66,740 | 144,450 | 58,542 | 101,151 | 96,517 | 57,579 | 25,735 |
| **No of Shares on Issue** | **'000** | 33,395 | 35,483 | 71,397 | 102,042 | 102,478 | 111,208 | 113,903 | 116,347 | 121,698 | 165,234 | 166,757 |
| **Dividends per Share** | **cents** | (1) 25.00 | (1) 25.00 | 25.00 | 25.00 | 25.00 | 25.00 | 25.00 | 25.00 | 25.00 | 20.00 | - |
| **EPS (before abnormal items)** | **cents** | 18.07 | 24.93 | 27.46 | 39.66 | 38.51 | 48.28 | 48.50 | 52.00 | 53.90 | 38.20 | 20.80 |

(1) Adjusted for 1 for 1 bonus issue in 1994

(2) Numbers presented for the years ended 30 June 2002 and 30 June 2001 are presented in accordance with current disclosure required. Prior years information has not been restated and remains as presented in those years

(3) Sons of Gwalia merged with Gwalia Consolidated in May 1998